      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 4, 1995


                                                  REGISTRATION FILE NO. 33-58879

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           CAROLINA FIRST CORPORATION
             (Exact name of Registrant as specified in its charter)

          SOUTH CAROLINA                          6712                      57-0824914
   (State or other jurisdiction       (Primary Standard Industrial       (I.R.S. Employer
of incorporation or organization)       Classification Code No.)       Identification No.)

                             102 SOUTH MAIN STREET
                        GREENVILLE, SOUTH CAROLINA 29601
                                 (803) 255-7900
              (Address, including Zip Code, and telephone number,
       including area code, of registrant's principal executive offices)
                             WILLIAM S. HUMMERS III
                            EXECUTIVE VICE PRESIDENT
                           CAROLINA FIRST CORPORATION
                             102 SOUTH MAIN STREET
                        GREENVILLE, SOUTH CAROLINA 29601
                                 (803) 255-7913
           (Name, address, including Zip Code, and telephone number,
                   including area code, of agent for service)
                                   COPIES TO:

                WILLIAM P. CRAWFORD, JR., ESQ.                                       GLENN W. STURM, ESQ.
            WYCHE, BURGESS, FREEMAN & PARHAM, P.A.                        NELSON MULLINS RILEY & SCARBOROUGH, L.L.P.
                     POST OFFICE BOX 728                                      1201 PEACHTREE STREET, SUITE 2200
               GREENVILLE, SOUTH CAROLINA 29602                                     ATLANTA, GEORGIA 30361
          (803) 242-8265 (TEL) (803) 235-8900 (FAX)                       (404) 817-6106 (TEL) (404) 817-6050 (FAX)


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
                       CALCULATION OF REGISTRATION FEE
[CAPTION]

     TITLE OF EACH CLASS                                                                PROPOSED MAXIMUM
       OF SECURITIES TO               AMOUNT TO BE            PROPOSED MAXIMUM          AGGREGATE OFFER-
        BE REGISTERED                  REGISTERED              PRICE PER UNIT              ING PRICE
   % Subordinated
  Notes due 2005............        $26,450,000 (1)                 100%                  $26,450,000
     TITLE OF EACH CLASS               AMOUNT OF
       OF SECURITIES TO               REGISTRATION
        BE REGISTERED                     FEE
   % Subordinated
  Notes due 2005............         $9,120.75 (2)

(1) Includes $3,450,000 aggregate principal amount subject to Underwriters' over-allotment option.

(2) Previously filed.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                           CAROLINA FIRST CORPORATION
                             CROSS REFERENCE SHEET

 ITEM
NUMBER   CAPTION                                           HEADING IN PROSPECTUS
   1.    Forepart of the Registration Statement and
         Outside Front Cover Page of Prospectus..........  Outside Front Cover Page; Inside Front and Outside Back Cover
                                                           Pages; Cross Reference Sheet
   2.    Inside Front and Outside Back Cover Pages of
         Prospectus......................................  Available Information; Incorporation of Certain Information by
                                                           Reference; Inside Front and Outside Back Cover Pages; Additional
                                                           Information
   3.    Summary Information, Risk Factors and Ratio of
         Earnings to Fixed Charges.......................  Prospectus Summary; Risk Factors; Selected Consolidated Financial
                                                           Data
   4.    Use of Proceeds.................................  Use of Proceeds
   5.    Determination of Offering Price.................  Not Applicable
   6.    Dilution........................................  Not Applicable
   7.    Selling Security Holders........................  Not Applicable
   8.    Plan of Distribution............................  Outside Front Cover Page; Underwriting
   9.    Description of Securities to Be Registered......  Description of Notes
  10.    Interests of Named Experts and Counsel..........  Experts; Legal Matters
  11.    Material Changes................................  Management's Discussion and Analysis of Financial Condition and
                                                           Results of Operations; Business.
  12.    Incorporation of Certain Information by
         Reference.......................................  Incorporation of Certain Information by Reference
  13.    Disclosure of Commission Position on
         Indemnification for Securities Act
         Liabilities.....................................  Not Applicable

PROSPECTUS          SUBJECT TO COMPLETION, DATED MAY 5, 1995

                                  $23,000,000

                     (CAROLINA FIRST CORPORATION LOGO HERE)
                         % SUBORDINATED NOTES DUE 2005
     The   % Subordinated Notes (the "Notes") offered hereby are unsecured debt obligations of Carolina First Corporation (the "Company" or "CFC"). The Notes are due on September 1, 2005. Interest on the Notes is payable quarterly on the first day of March, June, September and December in each year, commencing September 1, 1995.
     The Company will redeem at any time, at 100% of the principal amount plus accrued interest to the date of redemption, Notes tendered by the personal representative or surviving joint tenant, tenant by the entirety or tenant in common of a deceased holder, within 60 days of presentation of the necessary documents, up to an annual maximum of $25,000 per holder and an annual maximum for all holders of 2% of the original aggregate principal amount of the Notes. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after September 1, 2000, at 100% of the principal amount plus accrued interest to the date of redemption.
     The Notes are unsecured and subordinated in right of payment to all present and future senior indebtedness of the Company, including all general creditors of the Company. There is no limitation on the Company's ability to issue additional debt obligations in the future which are senior to, or which rank on parity with, the Notes as to all matters. The Notes will be issued in integral multiples of $1,000 and will be in fully registered form. The minimum principal amount of Notes which may be purchased is $1,000. No sinking fund will be established for the Notes.
     Payment of principal of the Notes may be accelerated only in certain cases involving the bankruptcy or insolvency of the Company. There is no right of acceleration in the case of a default in the payment of the principal of or interest on the Notes or in the performance of any covenant or agreement of the Company. The indenture entered into by the Company in connection with the Notes does not require the Company to maintain any financial ratios or specified levels of net worth or liquidity. See "Description of Notes."
     The Company has been advised by the Underwriters that each Underwriter intends to make a market in the Notes; however, no assurance can be given that an active trading market for the Notes will develop. The Company has no present intention to have the Notes authorized for quotation on any automated quotation system or listed on any securities exchange.
     SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES.
THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE
   FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.
     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
          ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
            ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                               CONTRARY IS A CRIMINAL OFFENSE.
[CAPTION]

                                                                                        UNDERWRITING
                                                                PRICE TO               DISCOUNTS AND              PROCEEDS TO
                                                                 PUBLIC               COMMISSIONS (1)             COMPANY (2)
Per Note............................................               %                         %                         %
Total (3)...........................................               $                         $                         $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $300,000 payable by the Company.
(3) The Company has granted the Underwriters a 30-day option to purchase up to $3,450,000 aggregate principal amount of additional Notes on the same terms and conditions set forth above, solely to cover over-allotments, if any. If all such additional Notes are purchased, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will be
    $    , $    and $    , respectively. See "Underwriting."
    The Notes are offered subject to receipt and acceptance by the several Underwriters, to prior sale and to the Underwriters' right to reject orders in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that the Notes will be available for delivery on
or about        , 1995.
J.C. Bradford &Co.
                       Interstate/Johnson Lane
                                 Corporation
                                                   Morgan Keegan & Company, Inc.
                                  May   , 1995
 (A Redherring appears on the left hand side of this page, rotated 90 degrees. Text appears as follows:)

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Map of South Carolina appears here depicting the locations of Carolina First as of March 31, 1995 and pending acquisitions.)

                             AVAILABLE INFORMATION
    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.
               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
    The following documents, heretofore filed by the Company with the Commission pursuant to the Exchange Act, are incorporated by reference, except as superseded or modified herein:
         1. Annual Report on Form 10-K for the year ended December 31, 1994; and
         2. Current Reports on Form 8-K dated January 24, 1995, March 15, 1995 and April 10, 1995.
    All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1994 shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document. All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus. Any statement contained herein or in a document incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently-filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
    The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document incorporated by reference herein (other than exhibits to such a document unless such exhibit is specifically incorporated by reference into such document). Requests for such copies should be directed to: Carolina First Corporation, 102 South Main Street, Greenville, South Carolina 29601, Attn: Chief Financial Officer, telephone (803) 255-7913.
    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                                       2

                               PROSPECTUS SUMMARY
     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. ALL PER SHARE INFORMATION SET FORTH HEREIN HAS BEEN ADJUSTED TO REFLECT COMMON STOCK DIVIDENDS PAID ON CFC'S COMMON STOCK. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. EXCEPT WHERE EXPRESSLY STATED OTHERWISE, THE FINANCIAL INFORMATION CONTAINED HEREIN ALSO REFLECTS THE COMPANY'S ACQUISITION OF AIKEN COUNTY NATIONAL BANK WHICH WAS CONSUMMATED ON APRIL 10, 1995 AND ACCOUNTED FOR AS A POOLING OF INTERESTS.
                                  THE COMPANY
     Carolina First Corporation is a bank holding company headquartered in Greenville, South Carolina which operates through two subsidiaries: Carolina First Bank and Carolina First Mortgage Company ("CF Mortgage"). The Company, which commenced operations in December 1986, currently conducts business through 47 locations in South Carolina. At March 31, 1995, the Company had $1.1 billion in assets, $877 million in loans, $943 million in deposits and $84 million in stockholders' equity.
     The Company was formed principally in response to perceived opportunities resulting from the takeovers of several South Carolina-based banks by large southeastern regional bank holding companies. A significant number of the Company's executive officers and management personnel were previously employed by certain of the larger South Carolina-based banks that were acquired by these southeastern regional institutions. Consequently, these officers and management personnel have significant customer relationships and commercial banking experience that have contributed to the Company's loan and deposit growth.
     The Company's objective is to become the leading South Carolina-based banking institution. It believes that it can accomplish this goal by pursuing a "super-community bank" strategy, offering the personalized service and local decision-making authority that characterize community banks, as well as the sophisticated banking products offered by regional and super-regional institutions. The Company targets individuals and small to medium-sized businesses in South Carolina that require a full range of quality banking services.
     The Company currently serves three principal market areas: the Greenville metropolitan area and surrounding counties (located in the "Upstate" region of South Carolina); the Columbia metropolitan area and surrounding counties (located in the "Midlands" region of South Carolina); and Georgetown and Horry counties (located in the "Coastal" region of South Carolina). In April 1994, the Company entered the Charleston market with its acquisition of Citadel Federal Savings & Loan Association from the Resolution Trust Corporation. The Company's principal market areas, together with the Charleston market, represent the four largest Metropolitan Statistical Areas in the state.
     The Company began its operations with the de novo opening of Carolina First Bank in Greenville and has pursued a strategy of growth through internal expansion and through the acquisition of branch locations and financial institutions in selected market areas. Its more significant acquisitions include
(i) the acquisition in August 1990 of First Federal Savings and Loan Association of Georgetown (subsequently renamed Carolina First Savings Bank) which was merged into Carolina First Bank in February 1995, (ii) the acquisitions in March 1993 and May 1994 of twelve branch locations and six branch locations, respectively, of Republic National Bank, (iii) the acquisition of First Sun Mortgage Corporation (subsequently renamed Carolina First Mortgage Company) in September 1993, and (iv) the merger of Aiken County National Bank into Carolina First Bank in April 1995. Approximately half of the Company's total deposits have been generated through acquisitions.
     CF Mortgage's principal activities include the origination and servicing of one-to-four family residential mortgage loans through its seven offices in South Carolina. At March 31, 1995, CF Mortgage was servicing 10,360 loans having an aggregate principal balance of approximately $800 million. This servicing includes approximately $435 million in servicing sold to an unrelated party as of March 31, 1995. The Company is subservicing these loans until June 1995 and is actively seeking to acquire additional servicing rights to replace the servicing which was sold. See "Business -- CF Mortgage."
     Since 1990, Carolina First Bank acquired or originated credit card receivables which had outstanding balances of approximately $104 million as of December 31, 1994. In January 1995, Carolina First Bank contributed approximately $97 million of its credit card receivables to a master trust (the "Trust") in connection with a securitization of such credit card receivables (the "Securitization"). In connection with the Securitization, certain interests in the Trust were sold to an institutional investor, while Carolina First Bank retained certain residual interests in the Trust assets and potential income. In connection with the sale of such interests, Carolina First Bank received cash proceeds of approximately $66 million.
                                       3

     In the fourth quarter of 1994, the Company initiated a restructuring which was designed to improve its long-term competitive position. This restructuring had several unrelated components and involved (i) the merger of Carolina First Bank and Carolina First Savings Bank, F.S.B. ("CF Savings Bank"), (ii) the Securitization, and (iii) the write-off of certain intangible assets. In connection with these transactions, the Company incurred in the fourth quarter of 1994 an aggregate, one-time, after-tax charge of $9.4 million. The Company believes that on a going-forward basis, the aggregate effect of the restructuring will be to increase pre-tax income by approximately $2.8 million a year. Absent the one-time charge associated with these transactions, the Company would have had net income of $7.2 million during 1994.
     In November 1994, the Company entered into an agreement to acquire Midlands National Bank, a national bank headquartered in Prosperity, South Carolina. The Company expects that this acquisition will be consummated in the second quarter of 1995. At March 31, 1995, Midlands National Bank operated through three locations and had approximately $42 million in assets, $37 million in deposits and $27 million in loans. The Company expects to issue up to 784,242 shares of the Company's $1 par value common stock ("Common Stock") in connection with this acquisition, which is expected to be accounted for as a pooling of interests.
                                  THE OFFERING

Securities offered.................................  $23,000,000 principal amount of    % Subordinated Notes due 2005,
                                                     assuming no exercise of the Underwriters' over-allotment option to purchase up to an additional $3,450,000 principal amount of Notes. The
                                                     Notes are unsecured, general obligations of the Company and are not insured by the Federal Deposit Insurance Corporation (the "FDIC"). See
                                                     "Description of Notes."
Maturity...........................................  September 1, 2005
Interest payment dates.............................  Interest is payable quarterly on the first day of March, June, September and December, commencing September 1, 1995. The first interest payment will represent interest from the date of original issuance through
                                                     September 1, 1995.
Redemption option upon death of holder.............  The Company will redeem, at 100% of the principal amount plus accrued interest to the date of redemption, Notes tendered by the personal representative or surviving joint tenant, tenant by the entirety or tenant in common of a deceased holder, up to an annual maximum of
                                                     $25,000 per holder and an annual maximum for all holders of 2% of the original aggregate principal amount of the Notes. See "Description of
                                                     Notes -- Redemption in the Event of Death of a Holder."
Redemption at Company's option.....................  The Notes may be redeemed at the Company's option on or after September
                                                     1, 2000 at 100% of the principal amount plus accrued interest to the date of redemption. See "Description of Notes -- Optional Redemption by
                                                     Company."
Subordination......................................  The Notes are unsecured and subordinated in right of payment to all existing and future senior indebtedness of the Company, including general creditors.
Sinking fund.......................................  None
Use of proceeds....................................  The Company anticipates that approximately $15 million of the proceeds of this offering will be contributed to Carolina First Bank to provide additional capital to support internal growth and acquisitions. The balance of the proceeds will be used for general corporate purposes.
                                                     Pending such use, the net proceeds will be invested in marketable investment securities.
Trustee............................................  First American National Bank

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                                                          THREE
                                                                                                                          MONTHS
                                                                                                                          ENDED
                                                                          YEARS ENDED DECEMBER 31,                      MARCH 31,
                                                          1990         1991         1992         1993         1994         1994
                                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT
  Net interest income................................. $   11,467   $   14,295   $   19,368   $   28,573   $   43,471   $    8,138
  Provision for loan losses...........................        794        1,687        1,828          961        1,090           20
  Net interest income after provision for loan
    losses............................................     10,674       12,608       17,540       27,612       42,381        8,118
  Noninterest income, excluding gain on sale of
    purchased mortgage servicing rights and securities
    transactions......................................      1,250        1,809        3,156        5,802        7,912        1,969
  Gain on sale of purchased mortgage servicing
    rights............................................         --           --           --           --           --           --
  Securities transactions.............................         (4)         664          535          662           75           73
  Total noninterest income............................      1,246        2,473        3,691        6,464        7,987        2,042
  Noninterest expense, excluding credit card
    restructuring charges.............................     10,058       12,889       17,688       26,855       40,378        8,190
  Credit card restructuring charges...................         --           --           --           --       12,214           --
  Total noninterest expense...........................     10,058       12,889       17,688       26,855       52,592        8,190
  Net income (loss)...................................      1,288        1,738        2,383        5,048       (2,175)       1,487
  Net income (loss) applicable to common
    shareholders......................................      1,288        1,738        1,758        3,118       (4,608)       1,177
PER SHARE DATA (1)(2)
  Net income (loss) per common share:
    Primary........................................... $     0.35   $     0.47   $     0.47   $     0.82   $    (0.93)  $     0.24
    Fully diluted.....................................        n/a          n/a         0.47         0.82        (0.93)        0.24
  Cash dividends declared.............................         --           --           --         0.05         0.21         0.05
  Weighted average common shares outstanding:
    Primary...........................................  3,686,446    3,719,100    3,743,504    3,784,599    4,974,087    4,951,558
    Fully diluted.....................................        n/a          n/a    4,495,895    5,930,216    7,442,816    6,247,201
  Common shares outstanding (period end)..............  3,712,241    3,737,406    3,758,820    4,946,523    5,034,060    4,962,175
  Book value per common share (period end)............ $     9.13   $     9.52   $     9.66   $    10.08   $     8.48   $    10.21
  Tangible book value per common share (period end)
    (3)...............................................       9.11         8.80         8.92         7.12         4.46         7.27
FINANCIAL RATIOS
  Return on average assets (annualized)...............       0.36%        0.41%        0.46%        0.68%       (0.21)%       0.69%
  Return on average equity (annualized)...............       3.89         4.98         5.44         8.16        (2.61)        8.90
  Net interest margin (annualized)....................       3.47         3.63         4.03         4.29         4.89         4.28
  Average loans as a percentage of average deposits...      96.17        94.14        92.09        87.09        95.63        87.46
ASSET QUALITY RATIOS (4)
  Nonperforming assets as a percentage of loans and
    other real estate owned...........................       0.73%        0.87%        1.18%        0.77%        0.46%        0.58%
  Allowance for loan losses as a percentage of
    loans.............................................       0.91         1.15         1.14         1.05         0.63         0.95
  Allowance for loan losses as a percentage of
    nonperforming loans...............................     184.03       238.06       195.36       299.00       228.40       283.29
  Allowance for loan losses as a percentage of
    nonperforming assets, including other real estate
    owned.............................................     125.10       131.32        97.31       138.28       137.40       161.88
  Net loan charge-offs as a percentage of average
    loans (annualized)................................       0.13         0.19         0.35         0.27         0.37         0.13
CAPITAL RATIOS (5)
  Leverage ratio......................................       8.87%        6.77%        7.95%        6.23%        5.54%        6.03%
  Risk-based capital
    Tier 1............................................      10.25         9.04        10.44         8.52         7.53         8.33
    Total.............................................      11.08        10.20        11.56         9.54         8.21         9.30
RATIO OF EARNINGS TO FIXED CHARGES (6)................       1.08x        1.08x        1.16x        1.31x        0.93x        1.31x
BALANCE SHEET (PERIOD END)
  Total assets........................................ $  381,497   $  493,430   $  574,351   $  860,373   $1,161,722   $  889,457
  Loans, net of unearned income.......................    300,932      372,231      427,172      594,519      895,605      643,447
  Allowance for loan losses...........................      2,731        4,235        4,884        6,270        5,669        6,085
  Total earning assets................................    349,732      449,408      517,419      773,967    1,020,390      791,842
  Total deposits......................................    331,469      449,220      517,699      764,677      963,470      773,654
  Stockholders' equity................................     33,899       35,598       47,814       66,571       82,434       67,402
  Nonperforming assets (4)............................      2,183        3,225        5,019        4,531        4,126        3,759
OTHER DATA
  Locations...........................................         11           17           18           39           48           39
  Full-time equivalent employees......................        151          226          252          453          527          470



                                                           1995

INCOME STATEMENT
  Net interest income.................................  $   12,166
  Provision for loan losses...........................       3,010
  Net interest income after provision for loan
    losses............................................       9,155
  Noninterest income, excluding gain on sale of
    purchased mortgage servicing rights and securities
    transactions......................................       2,963
  Gain on sale of purchased mortgage servicing
    rights............................................       2,026
  Securities transactions.............................          97
  Total noninterest income............................       5,086
  Noninterest expense, excluding credit card
    restructuring charges.............................      10,590
  Credit card restructuring charges...................          --
  Total noninterest expense...........................      10,590
  Net income (loss)...................................       2,414
  Net income (loss) applicable to common
    shareholders......................................       1,687
PER SHARE DATA (1)(2)
  Net income (loss) per common share:
    Primary...........................................  $     0.33
    Fully diluted.....................................        0.30
  Cash dividends declared.............................        0.06
  Weighted average common shares outstanding:
    Primary...........................................   5,056,582
    Fully diluted.....................................   7,989,638
  Common shares outstanding (period end)..............   5,088,979
  Book value per common share (period end)............  $     8.87
  Tangible book value per common share (period end)
    (3)...............................................        5.05
FINANCIAL RATIOS
  Return on average assets (annualized)...............        0.85%
  Return on average equity (annualized)...............       11.62
  Net interest margin (annualized)....................        4.94
  Average loans as a percentage of average deposits...       91.72
ASSET QUALITY RATIOS (4)
  Nonperforming assets as a percentage of loans and
    other real estate owned...........................        0.34%
  Allowance for loan losses as a percentage of
    loans.............................................        0.91
  Allowance for loan losses as a percentage of
    nonperforming loans...............................      615.70
  Allowance for loan losses as a percentage of
    nonperforming assets, including other real estate
    owned.............................................      262.74
  Net loan charge-offs as a percentage of average
    loans (annualized)................................        0.33
CAPITAL RATIOS (5)
  Leverage ratio......................................        5.86%
  Risk-based capital
    Tier 1............................................        7.47
    Total.............................................        8.38
RATIO OF EARNINGS TO FIXED CHARGES (6)................        1.36x
BALANCE SHEET (PERIOD END)
  Total assets........................................  $1,135,961
  Loans, net of unearned income.......................     877,122
  Allowance for loan losses...........................       7,961
  Total earning assets................................   1,006,037
  Total deposits......................................     943,108
  Stockholders' equity................................      84,366
  Nonperforming assets (4)............................       3,030
OTHER DATA
  Locations...........................................          47
  Full-time equivalent employees......................         524


(1) Restated for 5% Common Stock dividends issued on the Common Stock each year from 1989 through 1994.
(2) The Company redeemed its Series 1992 Preferred Stock on December 31, 1993. Prior to that date, substantially all of the holders of the Series 1992 Preferred Stock elected to convert their shares into Common Stock resulting in the issuance of 1,089,674 shares of Common Stock at an exchange value of $9.97 per share.
(3) For purposes of computing tangible book value per common share, intangible assets include goodwill and core deposit premiums.
(4) Nonperforming assets and nonperforming loans exclude loans which are 90 days or more past due and still accruing interest.
(5) Computed in accordance with prevailing regulatory capital guidelines at the period end. See "Business -- Supervision and Regulation -- Capital Adequacy."
(6) For the purpose of computing the ratio of earnings to fixed charges, earnings represent net income plus income taxes and fixed charges. Fixed charges consist of interest on deposits, long-term debt and short-term borrowings and one-third of rental expense (which is deemed representative of the interest factor).
                                       5

                                  THE COMPANY
     Carolina First Corporation is a bank holding company headquartered in Greenville, South Carolina which operates through two subsidiaries: Carolina First Bank and CF Mortgage. The Company, which commenced operations in December 1986, currently conducts business through 47 locations in South Carolina. At March 31, 1995, the Company had $1.1 billion in assets, $877 million in loans, $943 million in deposits and $84 million in stockholders' equity.
     The Company was formed principally in response to perceived opportunities resulting from the takeovers of several South Carolina-based banks by large southeastern regional bank holding companies. A significant number of the Company's executive officers and management personnel were previously employed by certain of the larger South Carolina-based banks that were acquired by these southeastern regional institutions. Consequently, these officers and management personnel have significant customer relationships and commercial banking experience that have contributed to the Company's loan and deposit growth.
     The Company's objective is to become the leading South Carolina-based banking institution. It believes that it can accomplish this goal by pursuing a "super-community bank" strategy, offering the personalized service and local decision-making authority that characterize community banks, as well as the sophisticated banking products offered by regional and super-regional institutions. The Company targets individuals and small to medium-sized businesses in South Carolina that require a full range of quality banking services.
     The Company's principal executive offices are located at 102 South Main Street, Greenville, South Carolina 29601, and its telephone number is (803) 255-7900.
                              RECENT ACQUISITIONS

     On April 10, 1995, the Company consummated its acquisition of Aiken County National Bank, a national bank headquartered in Aiken, South Carolina ("ACNB"). At March 31, 1995, ACNB had two locations and approximately $39 million in assets, $35 million in deposits and $30 million in loans. In connection with this acquisition, ACNB was merged into Carolina First Bank and the Company issued 452,813 shares of Common Stock to the ACNB shareholders. The transaction was accounted for as a pooling of interests, and all financial information of the Company contained in this Prospectus includes the results of ACNB for all periods presented, unless expressly stated otherwise, even though ACNB was not affiliated with the Company until April 10, 1995.

     In November 1994, the Company entered into an agreement to acquire Midlands National Bank, a national bank headquartered in Prosperity, South Carolina ("MNB"). The Company expects that this acquisition will be consummated in the second quarter of 1995. At March 31, 1995, MNB operated through three locations and had approximately $42 million in assets, $37 million in deposits and $27 million in loans. The Company expects to issue up to 784,242 shares of Common Stock in connection with this acquisition, which is expected to be accounted for as a pooling of interests. The transaction will be structured as a merger of MNB into Carolina First Bank, and the former MNB banking locations will be operated as branch locations of Carolina First Bank after the merger.
                                       6

                                  RISK FACTORS
     In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Notes offered hereby.
SOURCES OF PAYMENTS TO HOLDERS OF NOTES
     The Company generates cash to pay interest on the Notes primarily through dividends paid to it by Carolina First Bank and CF Mortgage and secondarily from existing cash reserves, sales of marketable investment securities and interest income on its investment assets. Carolina First Bank's ability to pay dividends to the Company is subject to and limited by certain legal and regulatory restrictions. At March 31, 1995, there was approximately $16 million in funds available for dividend payments to the Company from Carolina First Bank. However, the payment of any such dividends from Carolina First Bank is subject to receipt of appropriate regulatory approvals. See "Business -- Supervision and Regulation."
GROWTH THROUGH ACQUISITIONS
     The Company has experienced significant growth in assets as a result of acquisitions. Moreover, the Company anticipates engaging in selected acquisitions of financial institutions and branch locations in the future. There are certain risks associated with the Company's acquisition strategy that could adversely impact net income. Such risks include, among others, incorrectly assessing the asset quality of a particular institution being acquired, encountering greater than anticipated costs of incorporating an acquired business into the Company and being unable to profitably deploy funds acquired in an acquisition.
     The Company may require significant amounts of additional capital in connection with its future growth. Acquisitions may lower the capital ratios of the entities involved. Consequently, in the event that the Company engages in significant acquisitions in the future, the Company may be required to raise additional capital in order to maintain capital levels required by the bank regulatory authorities or to have sufficient resources to pay interest on the Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Capital Resources," "Business -- Growth Strategy and Acquisitions" and "Business -- Supervision and
Regulation -- Capital Adequacy."
DEPENDENCE ON SENIOR MANAGEMENT
     The Company is dependent upon the services of certain of the senior executive officers of the Company and its subsidiaries. The loss of the services of one or more of such individuals could have an adverse effect on the Company. No assurance can be given that replacements for any of these officers could be employed if these officers' services were no longer available. The Company maintains key employee insurance on Mack I. Whittle, Jr., the Company's Chief Executive Officer. See "Business" and "Management."
COMMERCIAL LENDING ACTIVITIES
     Over the past several years, the Company has experienced significant growth in commercial and commercial mortgage loans. These loans are generally more risky than one-to-four family or consumer loans because they are unique in character, generally larger in amount and dependent upon the borrower's ability to generate cash to service the loan. There are certain risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from uncertainties as to the future value of collateral, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers.
     The Company had loans to 39 borrowers having principal amounts ranging from $2 million to $5 million, which loans accounted for $112.5 million, or 13%, of the Company's loan portfolio in the first quarter of 1995. The Company had loans to ten borrowers having principal amounts in excess of $5 million, which loans accounted for $65.8 million, or 7%, of the Company's loan portfolio in the first quarter of 1995. Any material deterioration in the quality of any of these larger loans could have a significant impact on the Company's earnings and its ability to make payments on the Notes.
     While the Company's nonperforming loans as a percentage of total loans is below its peer group average, there is a risk that the quality of the Company's loan portfolio could decline, particularly in connection with the rapid growth in loans the Company has experienced over the past several years.
                                       7

MARKET FOR THE NOTES
     The Company has no present intention to have the Notes authorized for quotation on any automated quotation system or listed on any securities exchange. Although the Underwriters have advised the Company that each Underwriter presently intends to make a market in the Notes, the Underwriters may discontinue making a market in the Notes at any time for any reason. Therefore, no assurance can be given that an active trading market for the Notes will develop, or if it develops, that the trading market will continue for any period of time thereafter.
CERTAIN TERMS OF THE NOTES
     The Notes are unsecured and subordinated in right of payment to all present and future senior indebtedness of the Company, including all general creditors of the Company. There is no limitation on the Company's ability to issue additional debt obligations in the future which are senior to, or rank on parity with, the Notes as to all matters. Payment of principal of the Notes may not be accelerated except in certain cases involving the bankruptcy or insolvency of the Company. There is no right of acceleration in the case of a default in the payment of the principal of, or any premium or interest on, the Notes or in the performance of any covenant or agreement of the Company. The indenture entered into by the Company in connection with the Notes does not require the Company to maintain any financial ratios or specified levels of net worth or liquidity. See "Description of Notes."
INDUSTRY DEVELOPMENTS
     Certain recently-enacted or proposed legislation could have an effect on both the costs of doing business and the competitive factors facing the financial institutions industry. The Company is unable at this time to assess the impact, if any, of this legislation on its financial condition or operations. See "Business -- Supervision and Regulation."
                                USE OF PROCEEDS
     The net proceeds to the Company from the sale of the Notes offered hereby are estimated to be approximately $21.8 million ($25.2 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and estimated offering expenses payable by the Company. The Company anticipates that approximately $15 million of the proceeds of this offering will be contributed to Carolina First Bank to provide additional capital to support internal growth and acquisitions. The balance of the proceeds will be used for general corporate purposes. Pending such use, the net proceeds will be invested in marketable investment securities.
     The Company has no understandings at this time regarding any future acquisitions other than the acquisition of MNB, which is expected to be accounted for as a pooling of interests. See "Business -- Growth Strategy and Acquisitions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."
                                       8

                                 CAPITALIZATION
     The following table sets forth (i) the consolidated capitalization of the Company at March 31, 1995, (ii) such capitalization at that date as adjusted to give effect to the sale by the Company of $23,000,000 in principal amount of the Notes and after deducting the underwriting discounts and estimated offering expenses, and (iii) such capitalization, at that date, as adjusted to give effect to the sale by the Company of $23,000,000 of Notes as described in (ii) above and assuming the consummation of the acquisition of MNB.

                                                                                                     MARCH 31, 1995
                                                                                                            AS ADJUSTED
                                                                                                     WITHOUT MNB     WITH MNB
                                                                                          ACTUAL     ACQUISITION    ACQUISITION
                                                                                                 (DOLLARS IN THOUSANDS)
Long-term debt:
  ESOP loan payable in annual installments of $50,000, plus interest
     at 90% of prime, through 1997.....................................................   $    76     $      76      $      76
       % Subordinated Notes due 2005...................................................        --        21,838         21,838
  Mortgage debt and capital leases.....................................................     1,086         1,086          1,122
     Total long-term debt..............................................................     1,162        23,000         23,036
Stockholders' equity:
  Common Stock -- par value $1 per share; authorized 20,000,000 shares;
     issued and outstanding 5,088,979 shares...........................................     5,089         5,089          5,674
  Preferred Stock -- authorized 10,000,000 shares; issued and outstanding
     917,200 shares (Series 1994), 608,000 shares (Series 1993) and
     54,067 shares (Series 1993B)......................................................    36,633        36,633         36,633
  Surplus..............................................................................    43,198        43,198         46,159
  Retained earnings....................................................................     1,004         1,004          1,583
  Nonvested restricted stock...........................................................      (998)         (998)          (998)
  Guarantee of ESOP debt...............................................................      (126)         (126)          (126)
  Unrealized loss on securities available for sale.....................................      (434)         (434)          (459)
     Total stockholders' equity........................................................    84,366        84,366         88,466
     Total capitalization..............................................................   $85,528     $ 107,366      $ 111,502


CAPITAL RATIOS
     The following table sets forth (i) certain capital ratios for the Company and Carolina First Bank at March 31, 1995, (ii) those ratios at that date as adjusted to give effect to the sale by the Company of $23,000,000 principal amount of the Notes and after deducting the underwriting discount and estimated offering expenses, and (iii) those ratios at that date, as adjusted to give effect to the sale by the Company of $23,000,000 principal amount of the Notes as described in (ii) above and assuming the consummation of the acquisition of MNB.

                                                                                                           MARCH 31, 1995
                                                                     CAPITAL REQUIREMENTS                       AS ADJUSTED(3)
                                                                     WELL        ADEQUATELY               WITHOUT MNB     WITH MNB
                                                                  CAPITALIZED    CAPITALIZED    ACTUAL    ACQUISITION    ACQUISITION
THE COMPANY:
Leverage (1)...................................................        5.00%         4.00%      5.86  %        5.74%          5.89%
Risk-based capital: (2)
  Tier 1.......................................................        6.00          4.00       7.47           7.33           7.53
  Total........................................................       10.00          8.00       8.38          10.66          10.79
CAROLINA FIRST BANK:
Leverage (1)...................................................        5.00          4.00       5.77           7.02           7.12
Risk-based capital: (2)
  Tier 1.......................................................        6.00          4.00       7.37           8.97           9.11
  Total........................................................       10.00          8.00       8.28           9.87          10.01

(1) Leverage ratio is defined as Tier 1 capital (using current risk-based capital guidelines) as a percent of adjusted total assets. See
    "Business -- Supervision and Regulation -- Capital Adequacy."
(2) The "as adjusted" risk-based capital ratios have been computed assuming the net proceeds of this offering are invested in assets carrying a risk-weight that is equivalent to the Company's and Carolina First Bank's average risk-weight at March 31, 1995. See "Business -- Supervision and
    Regulation -- Capital Adequacy."
(3) The "as adjusted" capital ratios of Carolina First Bank have been computed assuming a capital contribution of $15,000,000 to it from the Company.
                                       9

                      SELECTED CONSOLIDATED FINANCIAL DATA
     The following table presents selected consolidated financial data for the Company for each of the five years ended December 31, 1990, 1991, 1992, 1993 and 1994 and for the three months ended March 31, 1994 and 1995. The selected consolidated financial data reflects the Company's acquisition of Carolina First Savings Bank, F.S.B. ("CF Savings Bank") in August 1990 and ACNB in April 1995, both of which were accounted for by as a pooling of interests. Therefore, the Company's operating results contained herein include the results of CF Savings Bank and ACNB for all periods presented, even though CF Savings Bank and ACNB were not affiliated with the Company until August 1990 and April 1995, respectively. See "Business -- Growth Strategy and Acquisitions" for additional information regarding acquisitions by the Company of branch offices and other financial assets, which acquisitions are reflected in the financial information set forth in this table.

                                                                                                                         THREE
                                                                                                                         MONTHS
                                                                                                                         ENDED
                                                                         YEARS ENDED DECEMBER 31,                      MARCH 31,
                                                         1990         1991         1992         1993         1994         1994
                                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT
  Net interest income..............................   $   11,467   $   14,295   $   19,368   $   28,573   $   43,471   $    8,138
  Provision for loan losses........................          794        1,687        1,828          961        1,090           20
  Net interest income after provision for loan
    losses.........................................       10,674       12,608       17,540       27,612       42,381        8,118
  Noninterest income, excluding gain on sale of
    purchased mortgage servicing rights and
    securities transactions........................        1,250        1,809        3,156        5,802        7,912        1,969
  Gain on sale of purchased mortgage servicing
    rights.........................................           --           --           --           --           --           --
  Securities transactions..........................           (4)         664          535          662           75           73
  Total noninterest income.........................        1,246        2,473        3,691        6,464        7,987        2,042
  Noninterest expense, excluding credit card
    restructuring charges..........................       10,058       12,889       17,688       26,855       40,378        8,190
  Credit card restructuring charges................           --           --           --           --       12,214           --
  Total noninterest expense........................       10,058       12,889       17,688       26,855       52,592        8,190
  Net income (loss)................................        1,288        1,738        2,383        5,048       (2,175)       1,487
  Net income (loss) applicable to common
    shareholders...................................        1,288        1,738        1,758        3,118       (4,608)       1,177
PER SHARE DATA (1)(2)
  Net income (loss) per common share:
    Primary........................................   $     0.35   $     0.47   $     0.47   $     0.82   $    (0.93)  $     0.24
    Fully diluted..................................          n/a          n/a         0.47         0.82        (0.93)        0.24
  Cash dividends declared..........................           --           --           --         0.05         0.21         0.05
  Weighted average common shares outstanding:
    Primary........................................    3,686,446    3,719,100    3,743,504    3,784,599    4,974,087    4,951,558
    Fully diluted..................................          n/a          n/a    4,495,895    5,930,216    7,442,816    6,247,201
  Common shares outstanding (period end)...........    3,712,241    3,737,406    3,758,820    4,946,523    5,034,060    4,962,175
  Book value per common share (period end).........   $     9.13   $     9.52   $     9.66   $    10.08   $     8.48   $    10.21
  Tangible book value per common share (period end)
    (3)............................................         9.11         8.80         8.92         7.12         4.46         7.27
FINANCIAL RATIOS
  Return on average assets (annualized)............         0.36%        0.41%        0.46%        0.68%       (0.21)%       0.69%
  Return on average equity (annualized)............         3.89         4.98         5.44         8.16        (2.61)        8.90
  Net interest margin (annualized).................         3.47         3.63         4.03         4.29         4.89         4.28
  Average loans as a percentage of average
    deposits.......................................        96.17        94.14        92.09        87.09        95.63        87.46
ASSET QUALITY RATIOS (4)
  Nonperforming assets as a percentage of loans and
    other real estate owned........................         0.73%        0.87%        1.18%        0.77%        0.46%        0.58%
  Allowance for loan losses as a percentage of
    loans..........................................         0.91         1.15         1.14         1.05         0.63         0.95
  Allowance for loan losses as a percentage of
    nonperforming loans............................       184.03       238.06       195.36       299.00       228.40       283.29
  Allowance for loan losses as a percentage of
    nonperforming assets, including other real
    estate owned...................................       125.10       131.32        97.31       138.28       137.40       161.88
  Net loan charge-offs as a percentage of average
    loans (annualized).............................         0.13         0.19         0.35         0.27         0.37         0.13
CAPITAL RATIOS (5)
  Leverage ratio...................................         8.87%        6.77%        7.95%        6.23%        5.54%        6.03%
  Risk-based capital
    Tier 1.........................................        10.25         9.04        10.44         8.52         7.53         8.33
    Total..........................................        11.08        10.20        11.56         9.54         8.21         9.30
RATIO OF EARNINGS TO FIXED CHARGES (6).............         1.08x        1.08x        1.16x        1.31x        0.93x        1.31x
BALANCE SHEET (PERIOD END)
  Total assets.....................................   $  381,497   $  493,430   $  574,351   $  860,373   $1,161,722   $  889,457
  Loans, net of unearned income....................      300,932      372,231      427,172      594,519      895,605      643,447
  Allowance for loan losses........................        2,731        4,235        4,884        6,270        5,669        6,085
  Total earning assets.............................      349,732      449,408      517,419      773,967    1,020,390      791,842
  Total deposits...................................      331,469      449,220      517,699      764,677      963,470      773,654
  Stockholders' equity.............................       33,899       35,598       47,814       66,571       82,434       67,402
  Nonperforming assets (4).........................        2,183        3,225        5,019        4,531        4,126        3,759
OTHER DATA
  Locations........................................           11           17           18           39           48           39
  Full-time equivalent employees...................          151          226          252          453          527          470

                                                        1995

INCOME STATEMENT
  Net interest income..............................  $   12,166
  Provision for loan losses........................       3,010
  Net interest income after provision for loan
    losses.........................................       9,155
  Noninterest income, excluding gain on sale of
    purchased mortgage servicing rights and
    securities transactions........................       2,963
  Gain on sale of purchased mortgage servicing
    rights.........................................       2,026
  Securities transactions..........................          97
  Total noninterest income.........................       5,086
  Noninterest expense, excluding credit card
    restructuring charges..........................      10,590
  Credit card restructuring charges................          --
  Total noninterest expense........................      10,590
  Net income (loss)................................       2,414
  Net income (loss) applicable to common
    shareholders...................................       1,687
PER SHARE DATA (1)(2)
  Net income (loss) per common share:
    Primary........................................  $     0.33
    Fully diluted..................................        0.30
  Cash dividends declared..........................        0.06
  Weighted average common shares outstanding:
    Primary........................................   5,056,582
    Fully diluted..................................   7,989,638
  Common shares outstanding (period end)...........   5,088,979
  Book value per common share (period end).........  $     8.87
  Tangible book value per common share (period end)
    (3)............................................        5.05
FINANCIAL RATIOS
  Return on average assets (annualized)............        0.85%
  Return on average equity (annualized)............       11.62
  Net interest margin (annualized).................        4.94
  Average loans as a percentage of average
    deposits.......................................       91.72
ASSET QUALITY RATIOS (4)
  Nonperforming assets as a percentage of loans and
    other real estate owned........................        0.34%
  Allowance for loan losses as a percentage of
    loans..........................................        0.91
  Allowance for loan losses as a percentage of
    nonperforming loans............................      615.70
  Allowance for loan losses as a percentage of
    nonperforming assets, including other real
    estate owned...................................      262.74
  Net loan charge-offs as a percentage of average
    loans (annualized).............................        0.33
CAPITAL RATIOS (5)
  Leverage ratio...................................        5.86%
  Risk-based capital
    Tier 1.........................................        7.47
    Total..........................................        8.38
RATIO OF EARNINGS TO FIXED CHARGES (6).............        1.36x
BALANCE SHEET (PERIOD END)
  Total assets.....................................  $1,135,961
  Loans, net of unearned income....................     877,122
  Allowance for loan losses........................       7,961
  Total earning assets.............................   1,006,037
  Total deposits...................................     943,108
  Stockholders' equity.............................      84,366
  Nonperforming assets (4).........................       3,030
OTHER DATA
  Locations........................................          47
  Full-time equivalent employees...................         524


(1) Restated for 5% Common Stock dividends issued on the Common Stock each year from 1989 through 1994.
(2) The Company redeemed its Series 1992 Preferred Stock on December 31, 1993. Prior to that date, substantially all of the holders of the Series 1992 Preferred Stock elected to convert their shares into Common Stock resulting in the issuance of 1,089,674 shares of Common Stock at an exchange value of $9.97 per share.
(3) For purposes of computing tangible book value per common share, intangible assets include goodwill and core deposit premiums.
(4) Nonperforming assets and nonperforming loans exclude loans which are 90 days or more past due and still accruing interest.
(5) Computed in accordance with prevailing regulatory capital guidelines at the period end. See "Business -- Supervision and Regulation -- Capital Adequacy."
(6) For the purpose of computing the ratio of earnings to fixed charges, earnings represent net income plus income taxes and fixed charges. Fixed charges consist of interest on deposits, long-term debt and short-term borrowings and one-third of rental expense (which is deemed representative of the interest factor).
                                       10

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
GENERAL
     Since its inception in 1986, the Company has pursued a strategy of growth through internal expansion and through the acquisition of branch locations and financial institutions in selected market areas. At March 31, 1995, the Company had grown to $1.1 billion in total assets and operated through 47 locations.
     The Company's net income is comprised principally of Carolina First Bank's net interest income. Net interest income is the difference between interest earned on assets and interest paid for liabilities used to support such assets. Variations in the volume and mix of assets and liabilities and their relative sensitivity to interest rate movements determine changes in net interest income. Net income is also affected by the level of the provision for loan losses, noninterest income and noninterest expense. Noninterest income consists primarily of service charges on deposit accounts, income from mortgage banking operations, fees for trust services, net gains on the sale of securities and sundry noninterest income. Noninterest expense consists primarily of salaries and employee benefits, amortization of intangibles, credit card processing fees, occupancy expense, furniture and equipment expense, federal deposit insurance premiums and sundry noninterest expense.
     Loans are the largest single component of the Company's earning assets and generally have a more favorable return than other categories of earning assets. The Company's loans increased 36% from $643.4 million at March 31, 1994 to $877.1 million at March 31, 1995. This increase resulted principally from internal growth and the acquisition of $37.5 million in loans in connection with Carolina First Bank's acquisition of 6 branch locations of Republic National Bank in May 1994 (the "6 Republic Branches"), and is net of mortgage loans sold of approximately $51.0 million and the Securitization.

     The Company has experienced significant growth in commercial and commercial mortgage loans over the past several years. These loans constitute approximately 53% of the Company's total loans. There are certain risks inherent in making all loans, including risks resulting from uncertainties as to the future value of collateral, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. However, commercial and commercial mortgage loans are generally more risky than one-to-four family or consumer loans because they are unique in character, are generally larger in amount and are dependent upon the borrower's ability to generate cash to service the loan.

     Deposits in Carolina First Bank are the largest source of liabilities used to support earning assets. The Company's deposits increased 22% from $773.7 million at March 31, 1994 to $943.1 million at March 31, 1995. Approximately $135.4 million of the increase resulted from the acquisition of the 6 Republic Branches. In 1994, the Company modified its funding strategy to rely more on advances from the Federal Home Loan Bank (the "FHLB") because management determined that, due to increased competition for deposits, the marginal cost of borrowing from the FHLB is lower than the marginal cost of raising deposits. At March 31, 1994, FHLB advances totaled $18.0 million, compared to $68.2 million at March 31, 1995.
     In September 1993, the Company acquired CF Mortgage through a transaction that was accounted for as a purchase. Due to accounting rules associated with the purchase method of accounting, the financial information contained herein does not include the results of CF Mortgage except for periods after the acquisition.
     In the fourth quarter of 1994, the Company initiated a restructuring which was designed to improve the long-term competitive position of the Company. This restructuring had several, unrelated components, and involved (i) the merger of Carolina First Bank and CF Savings Bank, (ii) the Securitization, and (iii) the write-off of certain intangible assets. In connection with these transactions, the Company incurred in the fourth quarter of 1994 an aggregate one-time charge of $12.2 million pre-tax ($9.4 million after-tax). The Company believes that on a going-forward basis, the aggregate effect of the restructuring will be to increase pre-tax income by approximately $2.8 million a year. Absent the one-time charge associated with these transactions, the Company would have had net income of $7.2 million during 1994.
     In February 1995, the Company received a letter from the FDIC which indicated that, based on its analysis of Carolina First Bank's Report of Condition as of December 31, 1994, Carolina First Bank was undercapitalized because its total risk-based capital ratio had fallen below 8% to 6.70% (excluding ACNB), principally as a result of the inclusion of certain off-balance sheet items as risk-weighted assets. As a result of the capital deficiency, Carolina First Bank committed to (1) merge CF Savings Bank and Carolina First Bank, (2) consummate the Securitization, (3) have the Company contribute capital of $3.5 million to Carolina First Bank, and (4) sell certain purchased mortgage servicing rights. All of these steps were taken by March 31, 1995. Although these steps were the subject of an agreement between Carolina First Bank and the FDIC, the Company had determined to effect all of these actions, except the $3.5 million capital contribution, prior to and independent of the capital deficiency matter. As a result of its total risk-based capital ratio declining below 8%, the Company, Carolina
                                       11

First Bank and the FDIC entered into a Capital Maintenance Commitment and Guaranty Agreement pursuant to which the Company guaranteed that Carolina First Bank will comply with the capital restoration plan described above until Carolina First Bank has been adequately capitalized on average during each of four consecutive quarters. At the end of February, Carolina First Bank's total risk-based capital ratio was 8.10% (excluding ACNB). Carolina First Bank has received a letter from the FDIC confirming that it is adequately capitalized. See " -- Capital Resources."
     In April 1995, the Company acquired ACNB through a transaction that was accounted for as a pooling of interests. The Company's financial information has been restated for the periods before the transaction. Unless expressly stated otherwise, the Company's financial information contained herein includes the results of ACNB for all periods presented, even though ACNB was not affiliated with the Company until April 1995.
     In November 1994, the Company entered into an agreement to acquire MNB. The Company expects to consummate this acquisition in the second quarter of 1995. At March 31, 1995, MNB operated through three locations and had approximately $42 million in assets, $37 million in deposits and $27 million in loans. Pro forma condensed financial information reflecting the Company's acquisition of MNB is set forth below in "Unaudited Pro Forma Condensed Financial Information." RESULTS OF OPERATIONS
  FOR THE THREE MONTHS ENDED MARCH 31, 1994 AND 1995
     The Company's net income increased 62% from $1.5 million, or $0.24 per common share and $0.24 per fully diluted share, in the first quarter of 1994 to $2.4 million, or $0.33 per common share and $0.30 per fully diluted share, in the first quarter of 1995. Increases in average earning assets, net interest income and noninterest income were the principal reasons for this earnings growth.
     Fully tax equivalent net interest income increased 49% from $8.3 million in the first quarter of 1994 to $12.3 million in the first quarter of 1995. The increase resulted from an improvement in the net interest margin and a higher level of average earning assets. The improvement in net interest margin, which increased from 4.28% in the first quarter of 1994 to 4.94% in the first quarter of 1995, primarily resulted from loans repricing more rapidly than deposits in a rising interest rate environment and a higher level of noninterest-bearing deposits. The growth in average earning assets, which increased $224.5 million from $771.9 million in the first quarter of 1994 to $996.4 million in the first quarter of 1995, resulted from internal loan growth, which more than offset a decrease in investment securities. Loans averaged $256.7 million higher in the first quarter of 1995 than in the same period in 1994.

     The provision for loan losses was $20,000 and $3.0 million in the first quarter of 1994 and 1995, respectively. The $3.0 million provision for loan losses in the first quarter of 1995 was made for several reasons. As a general matter, management believed that such provision was appropriate in view of a potential slowdown in the economy (which became evident in the first quarter) and an increase in the prime interest rate in February 1995, both of which could make it more difficult for certain borrowers to repay loans. Furthermore, management believed that such provision was prudent because the Company was expanding in new markets and was expecting to experience continued strong growth in loans. Also, the mix of its loan portfolio was changing such that a number of small loans were being replaced by larger credits, particularly in connection with the Securitization, which occurred in January 1995. In the first quarter of 1995 the Company had loans to 39 borrowers having principal amounts ranging from $2 million to $5 million, which loans accounted for $112.5 million, or 13%, of the Company's loan portfolio. In the first quarter of 1995 the Company had loans to ten borrowers having principal amounts in excess of $5 million, which loans accounted for $65.8 million, or 7%, of the Company's loan portfolio. Finally, management determined that such provision was warranted because of the increase in chargeoffs in the first quarter to $782,000. At March 31, 1995, the Company's allowance for loan losses as a percentage of nonperforming assets and other real estate owned was 262.7%, compared to 161.9% a year earlier. The allowance for loan losses as a percentage of total loans was 0.95% and 0.91% at March 31, 1994 and 1995, respectively.

     Noninterest income, excluding gain on sale of purchased mortgage servicing rights and securities transactions, increased 50% from $2.0 million in the first quarter of 1994 to $3.0 million in the first quarter of 1995. On March 31, 1995, the Company sold purchased mortgage servicing rights associated with $435 million in loans, which resulted in a gain of approximately $2 million. See "Business -- CF Mortgage." Service charges on deposit accounts increased 45% from $866,000 in the first quarter of 1994 to $1.3 million in the first quarter of 1995. The increase in service charges was attributable to the acquisition of branches and new deposit accounts, increased fee charges and improved collection results. During the first quarter of 1995, the Company received income of $377,000 from its interests in the Trust (created in the Securitization). Mortgage banking income decreased 50% from $501,000 in the first quarter of 1994 to $252,000 in the first quarter of 1995.
                                       12

The decline in mortgage banking income is attributable to lower origination fees due to a significant decrease in mortgage loan refinancings as a result of rising interest rates and a decline in servicing fees net of related amortization of purchased mortgage servicing rights. Fees for trust services increased 22% from $245,000 in the first quarter of 1994, to $300,000 in the first quarter of 1995 from the generation of new trust department business. Realized gains on securities transactions increased from $73,000 in the first quarter of 1994 to $97,000 in the first quarter of 1995.

     Noninterest expense increased $2.4 million, or 29%, from $8.2 million in the first quarter of 1994 to $10.6 million in the first quarter of 1995. Salaries and employee benefits, which increased $1.1 million in the first quarter of 1995, were the principal reason for this increase. The staffing cost increases were principally attributable to acquisitions (primarily the acquisition of the 6 Republic Branches), the opening of de novo branches (including the Lexington and Myrtle Beach main offices), and additional personnel hired to support the internal growth in loans and deposits. Sundry noninterest expense increased $800,000 from $2.8 million in the first quarter of 1994 to $3.6 million in the first quarter of 1995. Of this increase, $442,000 represented the amortization of intangibles and $177,000 represented higher federal deposit insurance premiums associated with higher deposit levels. The remaining increase in noninterest expense was primarily attributable to the overhead and operating expenses associated with higher lending and deposit activity.

  FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994
     The Company had a net loss for 1994 of $2.2 million, or $0.93 per common share. The net loss for 1994 includes one-time restructuring charges of $9.4 million (after-tax) and losses of $306,000 associated with ACNB. The restructuring in the fourth quarter of 1994 had several unrelated components which involved (i) the merger of CF Savings Bank into Carolina First Bank, (ii) the Securitization, and (iii) the write-off of certain intangible assets. Although the charges associated with the restructuring offset all Company earnings in 1994, the Company believes that on a going-forward basis, the aggregate effect of the restructuring will be to increase pre-tax income by approximately $2.8 million a year. Absent the one-time restructuring charges and losses associated with ACNB, the Company would have had net income of $7.5 million during 1994. Net income for 1993 was $5.0 million, or $0.82 per common share. Increased net interest income and growth in noninterest income were the primary reasons for the growth in earnings excluding restructuring charges and ACNB.
     Fully tax-equivalent net interest income increased $15.2 million, or 53%, from $28.8 million in 1993 to $44.0 million in 1994. The increase resulted from an improvement in the net interest margin and a higher level of average earning assets. The improvement in net interest margin, which increased from 4.29% in 1993 to 4.89% in 1994, primarily resulted from lower rates paid on deposits and a higher level of noninterest-bearing deposits. The growth in average earning assets, which increased from $671.7 million in 1993 to $901.0 million in 1994, primarily resulted from internal loan growth and branch acquisitions.

     The provision for loan losses increased from $1.0 million in 1993 to $1.1 million in 1994. The allowance for loan losses as a percentage of total loans decreased from 1.0% at December 31, 1993 to 0.6% at December 31, 1994. Continued reductions in nonperforming asset levels enabled the Company to reduce the allowance for loan losses compared with the prior year's level. Nonperforming assets as a percentage of loans and other real estate owned were 0.77% and 0.46% at December 31, 1993 and 1994, respectively. At December 31, 1994, the Company's allowance for loan losses as a percentage of nonperforming assets and other real estate owned was 137.4%, compared to 138.3% at December 31, 1993.

     Noninterest income, excluding securities transactions, increased from $5.8 million in 1993 to $7.9 million in 1994. Service charges on deposit accounts, the largest contributor to noninterest income, increased 45% from $2.7 million in 1993 to $3.9 million in 1994. The increase in service charges was attributable to the acquisition of branches and new deposit accounts, increased fee charges and improved collection results. The expansion of mortgage banking activities and the generation of new trust department business also contributed to the increase in noninterest income. Mortgage banking income includes origination fees, gains from the sale of loans and servicing fees. In 1994, origination fees, gains from the sale of loans and servicing fees contributed $954,000, $112,000 and $572,000, respectively, to noninterest income. Realized gains on securities transactions decreased from $662,000 in 1993 to $75,000 in 1994.

     Noninterest expense increased 96% from $26.9 million in 1993 to $52.6 million in 1994. The 1994 noninterest expense includes one-time restructuring charges of $12.2 million (pre-tax). Also contributing to the increase in noninterest expense was the acquisition of the 6 Republic Branches and the opening of four branches de novo, a higher level of loan and deposit activity, an increase in the amortization of intangibles and higher credit card processing fees. Salaries and employee benefits, which increased $6.2 million in 1994, also contributed to this increase. Sundry noninterest expense increased $5.2 million from $10.4 million in 1993 to $15.6 million in 1994. Approximately half of this increase was comprised of increases of $1.6 million in the amortization of intangibles, $597,000 in the cost of servicing credit card receivables, $520,000 in advertising and public relations expense, and $509,000 in federal deposit insurance premiums associated with higher deposit levels. The remaining increase in noninterest expense is primarily attributable to higher lending and deposit activity.
  FOR THE YEARS ENDED DECEMBER 31, 1992 AND 1993
     The Company's net income increased 112% from $2.4 million, or $0.47 per common share, in 1992 to $5.0 million, or $0.82 per common share, in 1993. Increases in average earning assets, net interest income and noninterest income were the principal reasons for this earnings growth.
     Fully tax-equivalent net interest income increased $9.3 million, or 48%, from $19.5 million in 1992 to $28.8 million in 1993. The increase resulted from an improvement in the net interest margin and a higher level of average earning assets. The improvement in net interest margin, which increased from 4.03% in 1992 to 4.29% in 1993, primarily resulted from lower deposit interest rates and a higher level of noninterest-bearing deposits. The growth in average earning assets, which increased from $483.6 million in 1992 to $671.7 million in 1993, primarily resulted from internal loan growth and branch acquisitions. The majority of this increase was in loans, which averaged $113.4 million higher in 1993 than in 1992.
     The provision for loan losses decreased from $1.8 million in 1992 to $1.0 million in 1993. The allowance for loan losses as a percentage of total loans decreased from 1.1% at December 31, 1992 to 1.0% at December 31, 1993. Continued reductions in nonperforming asset levels enabled the Company to reduce the allowance for loan losses compared with the prior year's level. Nonperforming assets as a percentage of loans and other real estate owned were 1.18% and 0.77% at December 31, 1992 and 1993, respectively. At December 31, 1993, the Company's allowance for loan losses as a percentage of nonperforming assets and other real estate owned was 138.3% compared to 97.3% at December 31, 1992.
     Noninterest income, excluding securities transactions, increased 84% from $3.2 million in 1992 to $5.8 million in 1993. Service charges on deposit accounts, the largest contributor to noninterest income, increased 66% from $1.6 million in 1992 to $2.7 million in 1993. The increase in service charges was attributable to the acquisition of branches and new deposit accounts, increased fee charges and improved collection results. The expansion of mortgage banking activities and the generation of new trust department business also contributed to the increase in noninterest income. Mortgage banking income includes origination fees, gains from the sale of loans (starting in 1992) and servicing fees (starting in 1993). In 1993, origination fees, gains from the sale of loans and servicing fees contributed $1.1 million, $509,000 and $228,000, respectively, to noninterest income. Realized gains on securities transactions increased to $662,000 in 1993 from $535,000 in 1992.
     Noninterest expense increased $9.2 million, or 52%, from $17.7 million in 1992 to $26.9 million in 1993. Salaries and employee benefits, which increased $4.5 million in 1993, were the principal reason for this increase. The staffing cost increases were principally attributable to (i) acquisitions (primarily the acquisitions of the Piedmont branch of Republic National Bank (the "Republic-Piedmont Branch"), twelve branches of Republic National Bank (the "12 Republic Branches") and CF Mortgage), (ii) the opening of three de novo branches (including the Columbia main office), and (iii) additional personnel hired to support internal growth in loans and deposits. Sundry noninterest expense increased $3.4 million from $7.0 million in 1992 to $10.4 million in 1993. Of this increase, $306,000 represented the cost of servicing the purchased credit card receivables, $440,000 represented the amortization of intangibles, and $492,000 represented higher federal deposit insurance premiums from higher levels of deposits. The remaining increase in noninterest expense is primarily attributable to higher lending and deposit activity.
NET INTEREST INCOME
     The largest component of the Company's net income is Carolina First Bank's net interest income. Net interest income is the difference between the interest earned on assets and the interest paid for the liabilities used to support such assets. Variations in the volume and mix of assets and liabilities and their relative sensitivity to interest rate movements determine changes in net interest income.
                                       14

     The following table sets forth, on a tax-equivalent basis, for the periods indicated, certain information relating to the Company's average balances and its average yields on assets and average costs of liabilities. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities. Average balances are derived from daily balances.
               COMPARATIVE AVERAGE BALANCES  -- YIELDS AND COSTS

                                                                    YEARS ENDED DECEMBER 31,
                                                 1992                             1993                         1994
                                     AVERAGE     INCOME/    YIELD/    AVERAGE     INCOME/    YIELD/     AVERAGE      INCOME/
                                     BALANCE     EXPENSE     RATE     BALANCE     EXPENSE     RATE      BALANCE      EXPENSE
                                                                     (DOLLARS IN THOUSANDS)
ASSETS
Earning assets
  Loans, net of unearned
    income (1)....................   $406,288    $37,339     9.19 %   $519,710    $44,617     8.58 %   $  753,482    $67,911
  Investment securities,
    taxable.......................     57,505      3,462     6.02      124,407      6,076     4.88        116,745      5,224
  Investment securities,
    nontaxable (2)................      3,741        456    12.18        8,252        731     8.86         17,188      1,540
  Federal funds sold..............     15,680        538     3.43       19,035        577     3.03         13,066        492
  Interest bearing deposits with
    other banks...................        340         16     4.62          250         15     5.89            476         20
      Total earning assets........    483,554     41,811     8.65 %    671,654     52,016     7.74 %      900,957     75,187
  Non-earning assets..............     39,723                           67,953                            112,603
      Total assets................   $523,277                         $739,607                         $1,013,560
LIABILITIES AND STOCKHOLDERS'
  EQUITY
Liabilities
  Interest-bearing liabilities
    Interest-bearing deposits
    Interest checking.............   $ 31,558    $   962     3.05 %   $ 64,393    $ 1,465     2.28 %   $   98,073    $ 2,108
    Savings.......................     21,821        892     4.09       58,613      1,788     3.05         85,691      2,564
    Money market..................    120,766      4,727     3.91      133,255      3,900     2.93        152,833      4,743
    Certificates of deposit.......    236,296     13,548     5.73      307,155     13,779     4.49        408,239     17,895
    Other.........................     30,734      1,968     6.40       33,358      1,707     5.12         43,077      2,083
      Total interest-bearing
         deposits.................    441,175     22,097     5.01      596,774     22,639     3.79        787,913     29,393
    Short-term borrowings.........      2,290        128     5.57       14,023        427     3.05         41,362      1,638
    Long-term borrowings..........      1,374        110     8.00        1,318        120     9.10          1,264        120
      Total interest-bearing
         liabilities..............    444,839     22,335     5.02      612,115     23,186     3.79        830,539     31,151
  Noninterest-bearing liabilities
    Noninterest-bearing
      deposits....................     30,871                           59,591                             98,638
    Other noninterest
      liabilities.................      3,793                            6,042                              1,006
      Total liabilities...........    479,503                          677,748                            930,183
Stockholders' equity..............     43,774                           61,859                             83,377
      Total liabilities and
         stockholders' equity.....   $523,277                         $739,607                         $1,013,560
Net interest margin...............               $19,476     4.03 %               $28,830     4.29 %                 $44,036
                                    YIELD/
                                     RATE
ASSETS
Earning assets
  Loans, net of unearned
    income (1)....................   9.01 %
  Investment securities,
    taxable.......................   4.47
  Investment securities,
    nontaxable (2)................   8.96
  Federal funds sold..............   3.76
  Interest bearing deposits with
    other banks...................   4.25
      Total earning assets........   8.35 %
  Non-earning assets..............
      Total assets................
LIABILITIES AND STOCKHOLDERS'
  EQUITY
Liabilities
  Interest-bearing liabilities
    Interest-bearing deposits
    Interest checking.............   2.15 %
    Savings.......................   2.99
    Money market..................   3.10
    Certificates of deposit.......   4.38
    Other.........................   4.84
      Total interest-bearing
         deposits.................   3.73
    Short-term borrowings.........   3.96
    Long-term borrowings..........   9.50
      Total interest-bearing
         liabilities..............   3.75
  Noninterest-bearing liabilities
    Noninterest-bearing
      deposits....................
    Other noninterest
      liabilities.................
      Total liabilities...........
Stockholders' equity..............
      Total liabilities and
         stockholders' equity.....
Net interest margin...............   4.89 %

(1) Includes nonaccruing loans.
(2) Fully tax-equivalent basis at a 35% tax rate.
                                       15

  ANALYSIS OF CHANGES IN NET INTEREST INCOME
     The following table sets forth the effect which the varying levels of earning assets and interest-bearing liabilities and the applicable rates have had on the changes in net interest income from 1992 to 1993 and from 1993 to 1994. For purposes of this table, changes which are not solely attributable to volume or rate have been allocated to volume and rate on a pro-rata basis.
                         RATE/VOLUME VARIANCE ANALYSIS

                                                                   1992 COMPARED TO 1993            1993 COMPARED TO 1994
                                                                          AMOUNT     AMOUNT                AMOUNT     AMOUNT
                                                                          CAUSED     CAUSED                CAUSED     CAUSED
                                                                            BY         BY                    BY         BY
                                                                          CHANGE     CHANGE                CHANGE     CHANGE
                                                                TOTAL       IN         IN        TOTAL       IN         IN
                                                               CHANGE     VOLUME      RATE      CHANGE     VOLUME      RATE
                                                                                   (DOLLARS IN THOUSANDS)
EARNING ASSETS
  Loans, net of unearned income.............................   $ 7,278    $ 9,871    $(2,593)   $23,294    $21,002    $ 2,292
  Securities, taxable.......................................     2,614      3,331       (717)      (852)      (367)      (485)
  Securities, nontaxable....................................       275        435       (160)       810        793         17
  Federal funds sold........................................        39        115        (76)       (86)      (256)       170
  Interest-bearing deposits with other banks................        (1)        (5)         4          5          8         (3)
       Total interest income................................    10,205     13,747     (3,542)    23,171     21,180      1,991
INTEREST-BEARING LIABILITIES
  Interest-bearing deposits
     Interest checking......................................       503        767       (264)       643        733        (90)
     Savings................................................       896      1,165       (269)       776        812        (36)
     Money market...........................................      (827)       457     (1,284)       843        600        243
     Certificates of deposit................................       231      3,503     (3,272)     4,116      4,430       (314)
     Other..................................................      (261)       163       (424)       376        469        (93)
       Total interest-bearing deposits......................       542      6,055     (5,513)     6,754      7,044       (290)
  Short-term borrowings.....................................       299        381        (82)     1,211      1,049        162
  Long-term borrowings......................................        10         (4)        14         --         (5)         5
       Total interest expense...............................       851      6,432     (5,581)     7,965      8,088       (123)
          Net interest income...............................   $ 9,354    $ 7,315    $ 2,039    $15,206    $13,092    $ 2,114

  PROVISION FOR LOAN LOSSES
     During 1992, 1993, 1994 and the first quarter of 1995, the Company expensed $1.8 million, $1.0 million, $1.1 million and $3.0 million, respectively, through its provision for loan losses. The $3.0 million provision for loan losses in the first quarter of 1995 was made for several reasons. As a general matter, management believed that such provision was appropriate in view of a potential slowdown in the economy (which became evident in the first quarter) and an increase in the prime interest rate in February 1995, both of which could make it more difficult for certain borrowers to repay loans. Furthermore, management believed that such provision was prudent because the Company was expanding in new markets and was expecting to experience continued strong growth in loans. Also, the mix of its loan portfolio was changing such that a number of small loans were being replaced by larger credits, particularly in connection with the Securitization, which occurred in January 1995. Finally, management determined that such provision was warranted because of the increase in chargeoffs in the first quarter to $782,000.

     At March 31, 1995, the Company's allowance for loan losses as a percentage of nonperforming assets and other real estate owned was 262.7%, compared to 161.9% a year earlier. The allowance for loan losses as a percentage of total loans was 0.95% and 0.91% at March 31, 1994 and 1995, respectively. Net charge-offs as a percentage of average loans were 0.35% in 1992, 0.27% in 1993, 0.37% in 1994 and 0.33% (annualized) in the first quarter of 1995.

     At March 31, 1995, the Company was closely monitoring loans totaling approximately $8.5 million to three borrowers which were experiencing financial difficulty. None of these loans was included in nonperforming assets or loans 90 days or more past due and still accruing interest at March 31, 1995.
                                       16

  NONINTEREST INCOME
     The following table sets forth, for the periods indicated, the principal components of noninterest income.
                               NONINTEREST INCOME

                                                                                                                THREE MONTHS
                                                                       YEARS ENDED DECEMBER 31,               ENDED MARCH 31,
                                                             1990      1991      1992      1993      1994      1994      1995
                                                                                  (DOLLARS IN THOUSANDS)
Service charges on deposits..............................   $  538    $  983    $1,632    $2,717    $3,930    $  866    $1,260
Mortgage banking income:
  Origination fees.......................................      309       461       778     1,051       954       231       189
  Gain on sale of mortgage loans.........................     --        --         496       509       112        32        56
  Servicing and other....................................     --        --        --         228       572       238         7
Fees for trust services..................................      141       197       305       542       919       245       300
Credit card trust income.................................     --        --        --        --        --        --         377
Sundry...................................................      262       168       (55)      755     1,425       357       774
Noninterest income, excluding gain on sale of purchased
  mortgage servicing rights and securities
  transactions...........................................    1,250     1,809     3,156     5,802     7,912     1,969     2,963
Gain on sale of purchased mortgage servicing rights......     --        --        --        --        --        --       2,026
Gain on sale of securities...............................       (4)      664       535       662        75        73        97
  Total noninterest income...............................   $1,246    $2,473    $3,691    $6,464    $7,987    $2,042    $5,086

     On March 31, 1995, the Company sold purchased mortgage servicing rights associated with $435 million in mortgage loans to an unrelated party. In connection with this transaction, the Company realized a gain of approximately $2 million. The Company entered into this transaction because of its favorable terms and is actively seeking to purchase additional servicing rights to replace the servicing which was sold. See "Business -- CF Mortgage."
     Service charges on deposit accounts, generally the largest contributor to noninterest income, rose 45% from $866,000 in the first quarter of 1994 to $1.3 million in the first quarter of 1995. Service charges on deposit accounts rose 45% to $3.9 million in 1994, which followed increases of 66% in both 1993 and 1992. Each of these increases in service charges is attributable to acquiring branches and new deposit accounts, increasing fee charges and improving collection results.
     Mortgage banking income includes origination fees, gains from the sale of loans and servicing fees. Mortgage banking income in the first quarter of 1995 decreased 50% to $252,000, as compared to the first quarter of 1994. This decrease is attributable to lower origination fees resulting from a slowdown in mortgage loan refinancings and a decline in servicing fees net of the related amortization of purchased mortgage servicing rights. Mortgage banking income for 1994 decreased 8% to $1.6 million. This followed increases of 40% in 1993 and 176% in 1992. The decrease in 1994 resulted from declines in gains from the sale of loans from $509,000 in 1993 to $112,000 in 1994. Origination fees totaled $778,000 in 1992, $1.1 million in 1993, $954,000 in 1994, and $189,000 in the first quarter of 1995. Until the third quarter of 1992, mortgage loans were originated primarily for the account of correspondent financial institutions, with Carolina First Bank retaining an origination fee. Beginning in the third quarter of 1992, the Company expanded the activities of its mortgage loan operations and began self-funding the loans prior to sale in the secondary market. Mortgage loans totaling approximately $80 million, $55 million and $7 million were sold in 1993 and 1994 and in the first quarter of 1995, respectively.
     Fees for trust services increased 22% from $245,000 in the first quarter of 1994 to $300,000 in the first quarter of 1995. Fees for trust services in 1994 increased 70% from the previous year to $919,000 from the previous year. This followed increases of 78% in 1993 and 55% in 1992. All of these increases in fees for trust services resulted from the generation of new trust business and additional assets under management. Assets under management of the trust department increased to approximately $214 million at December 31, 1994 from approximately $129 million at December 31, 1993 and approximately $55 million at December 31, 1992. Assets under management of the trust department increased to approximately $264 million at March 31, 1995.
     The Company recognized gains on the sale of securities of $535,000 in 1992, $662,000 in 1993, $75,000 in 1994, and $97,000 in the first quarter of 1995.
Sundry income was $670,000 higher in 1994 as compared to 1993, primarily because of
                                       17
higher customer service fees, insurance commissions and appraisal fee income which were related to increased lending and deposit activities.
  NONINTEREST EXPENSE
     Noninterest expense increased 29% from $8.2 million in the first quarter of 1994 to $10.6 million in the first quarter of 1995. Noninterest expense was $17.7 million in 1992, $26.9 million in 1993 and $52.6 million in 1994. Included in 1994 noninterest expense was a $12.2 million one-time restructuring charge associated with the Securitization and the write-down of certain intangible assets. Excluding the restructuring charges, 1994 noninterest expense increased 50% over 1993, while 1993 was 52% higher than 1992. The increased expenditures primarily reflect the costs of additional personnel to support the Company's current and anticipated growth.
     The following table sets forth, for the periods indicated, the principal components of noninterest expense.
                              NONINTEREST EXPENSE

                                                                                                              THREE MONTHS
                                                                  YEARS ENDED DECEMBER 31,                   ENDED MARCH 31,
                                                      1990       1991       1992       1993       1994       1994      1995
                                                                              (DOLLARS IN THOUSANDS)
Salaries and wages................................   $ 3,392    $ 4,484    $ 6,495    $10,165    $14,470    $2,956    $ 4,125
Benefits..........................................     1,041      1,440      1,428      2,301      4,239     1,126      1,075
Occupancy.........................................       910      1,009      1,421      2,215      3,638       817      1,065
Furniture and equipment...........................       805      1,035      1,346      1,747      2,443       487        737
Federal deposit insurance premiums................       472        780      1,025      1,517      2,026       441        618
Credit card processing charges....................        --        458        603        909      1,506       311        201
Intangibles amortization..........................        25        214        462        902      2,485       333        775
Credit card restructuring.........................        --         --         --         --     12,214        --         --
Sundry............................................     3,413      3,469      4,908      7,099      9,571     1,719      1,994
  Total noninterest expense.......................   $10,058    $12,889    $17,688    $26,855    $52,592    $8,190    $10,590

     Salaries and wages and benefits increased 27% from $4.1 million in the first quarter of 1994 to $5.2 million in the first quarter of 1995. Full-time equivalent employees rose to 524 at March 31, 1995, compared to 470 at March 31, 1994. Staff increases were attributable to the addition of 11 new branches, higher loan and deposit activity resulting from internal growth and acquisitions, and the expansion of the mortgage banking operations. Salaries and wages and benefits increased 50% to $18.7 million in 1994 from $12.5 million in 1993. This followed increases of 57% in 1993 and 34% in 1992. Full-time equivalent employees rose to 527 at the end of 1994 from 453 and 252 at the end of 1993 and 1992, respectively. Staff increases were again attributable to the addition of new branches, higher loan and deposit activity resulting from internal growth and acquisitions, and the expansion of the mortgage banking operations.
     Occupancy and furniture and equipment expenses increased $498,000, or 38%, in the first quarter of 1995 compared to the first quarter of 1994. Occupancy and furniture and equipment expenses increased $2.1 million, or 53%, in 1994. These increases resulted principally from the addition of new banking offices including new Myrtle Beach and Lexington main offices, the establishment of CF Mortgage and the expansion of administrative offices in Greenville to a second location. Occupancy and furniture and equipment expenses increased $1.2 million, or 43%, in 1993 due to the addition of 18 branches and the opening of a regional headquarters office in Columbia for the Midlands region of South Carolina. In addition, the Company relocated its operations center from Greenville, South Carolina to Columbia, South Carolina, a location more central to its branches. Occupancy and furniture and equipment expenses increased 35% during 1992.
     Federal deposit insurance premiums increased 40% to $618,000 in the first quarter of 1995 as compared to the first quarter of 1994. Federal deposit insurance premiums increased 34% in 1994 to $2.0 million, which followed increases of 31% in 1992 and 48% in 1993. These increases were primarily due to higher levels of deposits.
                                       18

     Service charges for processing credit cards decreased $110,000 in the first quarter of 1995 as compared to the same period in 1994, as a result of the consummation in January 1995 of the Securitization. Service charges for processing credit cards increased $597,000 in 1994, principally as a result of the origination of approximately $60 million in credit card receivables during the year. This increase in 1994 followed increases of $306,000 in 1993 and $145,000 in 1992.
     Intangibles amortization increased $442,000, or 133%, during the first quarter of 1995 as compared to the first quarter of 1994, principally as a result of the acquisition of 6 Republic Branches in May 1994 and the reclassification of loan premiums as intangible assets. Intangibles amortization increased $1.6 million in 1994 to $2.5 million principally as a result of intangibles relating to the acquisition of branches, credit card receivables and CF Mortgage. This increase in 1994 followed increases of $440,000 in 1993 and $248,000 in 1992 . The increase in sundry noninterest expense was primarily attributable to the overhead and operating expenses associated with higher lending and deposit activities. The largest items of sundry noninterest expense were stationery, supplies and printing, telephone, postage and advertising.
  SELECTED FINANCIAL RATIOS
     The following table includes, for the periods indicated, selected financial ratios of the Company.
                           SELECTED FINANCIAL RATIOS

                                                                                                            THREE MONTHS
                                                                    YEARS ENDED DECEMBER 31,              ENDED MARCH 31,
                                                           1990     1991     1992     1993      1994       1994      1995
Return on average assets (annualized)...................   0.36 %   0.41 %   0.46 %   0.68 %   (0.21) %   0.69  %   0.85  %
Return on average equity (annualized)...................   3.89     4.98     5.44     8.16     (2.61)     8.90      11.62
Return on average common equity (annualized)............   3.89     4.98     4.75     7.93     (8.77)     9.21      14.61
Average equity as a percentage of average assets........   9.30     8.17     8.37     8.36      8.23      7.76      7.34
Dividend payout ratio...................................   0.00     0.00     0.00     0.00       n/m      20.83     20.00

FINANCIAL CONDITION
  LOAN PORTFOLIO
     The Company's loan portfolio consists of commercial mortgage loans, commercial loans, consumer loans and one-to-four family residential mortgage loans. A substantial portion of these borrowers are located in South Carolina and are concentrated in the Company's market areas. The Company has no foreign loans or loans for highly leveraged transactions. The loan portfolio does not contain any industry concentrations of credit risk exceeding 10% of the portfolio. At March 31, 1995, the Company had total loans outstanding of $877.1 million which equaled approximately 93% of the Company's total deposits and approximately 77% of the Company's total assets.
     The Company's loans increased 36% from $643.4 million at March 31, 1994 to $877.1 million at March 31, 1995. Of this increase, $37.5 million resulted from loan acquisitions. This increase was net of $51.0 million of mortgage loans sold, which were predominantly current production fixed rate mortgage loans. The Company's loans increased 51% in 1994 and 39% in 1993. These increases were net of mortgage loans sold, which were predominantly current production fixed rate mortgage loans.

     The Company has experienced significant growth in its commercial and commercial mortgage loans over the past several years. Furthermore, these loans constitute approximately 53% of the Company's total loans. There are certain risks inherent in making all loans, including risks resulting from uncertainties as to the future value of collateral, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. However, commercial and commercial mortgage loans are generally more risky than one-to-four family or consumer loans because they are unique in character, are generally larger in amount and are dependent upon the borrower's ability to generate cash to service the loan. For additional information regarding the Company's procedures in dealing with credit risks, see "Business -- Credit Review and Philosophy."

     The Company had loans to 39 borrowers having principal amounts ranging from $2 million to $5 million, which loans accounted for $112.5 million, or 13%, of the Company's loan portfolio in the first quarter of 1995. The Company had loans to ten borrowers having principal amounts in excess of $5 million, which loans accounted for $65.8 million, or 7%, of the Company's loan portfolio in the first quarter of 1995. Any material deterioration in the quality of any of these larger loans could have a significant impact on the Company's earnings and its ability to make payments on the Notes.
     The table below sets forth the composition of the Company's loan portfolio at the dates indicated.
                           LOAN PORTFOLIO COMPOSITION

                                                                     DECEMBER 31,                            MARCH 31,
                                                   1990       1991       1992       1993       1994       1994       1995
                                                                           (DOLLARS IN THOUSANDS)
Commercial, financial and agricultural.........  $ 64,534   $ 91,041   $106,858   $132,530   $175,221   $135,331   $189,389
Real Estate
  Construction.................................    17,808     20,791     17,191     21,242     23,103     25,466     30,397
  Mortgage
     Residential...............................   118,219    118,591    115,813    148,888    198,590    101,313    239,156
     Commercial and multifamily (1)............    56,475     63,469     87,566    150,764    268,628    242,703    278,454
Consumer.......................................    46,486     82,104     96,886    135,616    159,241    140,372    139,311
Loans held for sale............................        --         --      6,801      7,700     71,695         --      1,100
       Total gross loans.......................   303,522    375,996    431,115    596,740    896,478    645,185    877,807
Unearned income................................    (2,590)    (3,765)    (3,943)    (2,221)      (873)    (1,738)      (685)
       Total loans net of unearned income......   300,932    372,231    427,172    594,519    895,605    643,447    877,122
Allowance for loan losses......................    (2,731)    (4,235)    (4,884)    (6,270)    (5,669)    (6,085)    (7,961)
       Total net loans.........................  $298,201   $367,996   $422,288   $588,249   $889,936   $637,362   $869,161


(1) The majority of these loans were made to operating businesses where real property has been taken as additional collateral.
                                       20

                   LOAN PORTFOLIO COMPOSITION BY PERCENTAGES

                                                                     DECEMBER 31,                            MARCH 31,
                                                   1990       1991       1992       1993       1994       1994       1995
                                                                           (DOLLARS IN THOUSANDS)
Commercial, financial and agricultural.........     21.26%     24.21%     24.79%     22.21%     19.55%     20.98%     21.58%
Real Estate
  Construction.................................      5.87       5.53       3.99       3.56       2.58       3.95       3.46
  Mortgage
     Residential...............................     38.94      31.54      26.86      24.95      22.15      15.70      27.24
     Commercial and multifamily (1)............     18.61      16.88      20.31      25.26      29.96      37.62      31.72
Consumer.......................................     15.32      21.84      22.47      22.73      17.76      21.75      15.87
Loans held for sale............................        --         --       1.58       1.29       8.00         --       0.13
       Total gross loans.......................    100.00%    100.00%    100.00%    100.00%    100.00%    100.00%    100.00%
       Total gross loans (dollars).............  $303,522   $375,996   $431,115   $596,740   $896,478   $645,185   $877,807

(1) The majority of these loans were made to operating businesses where real property has been taken as additional collateral.
     Management expects that less than one third of the principal balance of the loans scheduled to mature in the next twelve months will be paid out completely. The remainder of the loans will be renewed in the normal course of business.
     The following table shows the maturity distribution and interest sensitivity of a portion of the Company's loan portfolio at March 31, 1995.
                     LOAN MATURITY AND INTEREST SENSITIVITY

                                                                                              OVER ONE
                                                                                                BUT         OVER
                                                                                 ONE YEAR    LESS THAN      FIVE
                                                                                 OR LESS     FIVE YEARS     YEARS      TOTAL
                                                                                            (DOLLARS IN THOUSANDS)
Commercial, financial, agricultural and commercial real estate................   $360,813     $ 76,235     $30,796    $467,844
Real estate -- construction...................................................     25,664        4,733          --      30,397
Total of loans with:
  Predetermined interest rates................................................     49,337       21,003      30,796     101,136
  Floating interest rates.....................................................    337,140       59,965          --     397,105

  ALLOWANCE FOR LOAN LOSSES
     Management maintains an allowance for loan losses which it believes is adequate to cover possible losses in the loan portfolio. However, management's judgment is based upon a number of assumptions about future events which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.
     The allowance for loan losses is established through charges in the form of a provision for loan losses and purchased loan adjustments. Loan losses and recoveries are charged or credited directly to the allowance. The amount charged to the provision for loan losses by the Company is based on management's judgment as to the amount required to maintain an allowance adequate to provide for potential losses in the Company's loan portfolio. The level of this allowance is dependent upon the total amount of past due loans, general economic conditions and management's assessment of potential losses.
     During 1991, management reviewed the allowance for loan losses in light of deterioration in the national and South Carolina economies, as well as increased originations of commercial and consumer loans at CF Savings Bank. In order to achieve an allowance that reflected this review, the Company increased its provision for loan losses by approximately 113%. During 1993, 1994 and the first quarter of 1995, the allowance for loan losses was comparable, as a percentage of loans, to the levels set in 1991 and 1992. Provisions for loan losses of $1.0 million, $1.1 million and $3.0 million were made in 1993, 1994 and the first quarter of 1995, respectively.
     In addition, various regulatory agencies, as a part of their examination process, periodically review Carolina First Bank's allowance for loan losses and real estate owned. Such agencies may require Carolina First Bank to recognize changes to the allowance based on their judgments about information available to them at the time of their examination.
                                       21

     The provision for loan losses was $20,000 and $3.0 million in the first quarters of 1994 and 1995, respectively. The $3.0 million provision for loan losses in the first quarter of 1995 was made for several reasons. As a general matter, management believed that such provision was appropriate in view of a potential slowdown in the economy (which became evident in the first quarter) and an increase in the prime interest rate in February 1995, both of which could make it more difficult for certain borrowers to repay loans. Furthermore, management believed that such provision was prudent because the Company was expanding in new markets and was expecting to experience continued strong growth in loans. Also, the mix of its loan portfolio was changing such that a number of small loans were being replaced by larger credits, particularly in connection with the Securitization, which occurred in January 1995. Finally, management determined that such provision was warranted because of the increase in chargeoffs in the first quarter to $782,000. At March 31, 1995, the Company's allowance for loan losses as a percentage of nonperforming assets and other real estate owned was 262.7%, compared to 161.9% a year earlier. The allowance for loan losses as a percentage of total loans was 0.95% and 0.91% at March 31, 1994 and 1995, respectively.

     The table below presents an allocation of the allowance for loan losses by the different loan categories at December 31 for each of the last five years and at March 31, 1995. The breakdown is based on a number of qualitative factors and the amounts presented are not necessarily indicative of actual amounts which will be charged to any particular category.
                    COMPOSITION OF ALLOWANCE FOR LOAN LOSSES

                                                                      DECEMBER 31
                               1990                 1991                 1992                 1993                 1994
                                   PERCENT              PERCENT              PERCENT              PERCENT              PERCENT
                                   OF LOANS             OF LOANS             OF LOANS             OF LOANS             OF LOANS
                        ALLOWANCE     IN     ALLOWANCE     IN     ALLOWANCE     IN     ALLOWANCE     IN     ALLOWANCE     IN
                        BREAKDOWN  CATEGORY  BREAKDOWN  CATEGORY  BREAKDOWN  CATEGORY  BREAKDOWN  CATEGORY  BREAKDOWN  CATEGORY
                                                                (DOLLARS IN THOUSANDS)
Commercial, financial
 and agricultural......  $   823     21.26 %  $ 1,130     24.21 %  $ 1,666     24.79 %  $ 1,744     22.21 %  $ 1,638     19.55%
Real estate:
  Construction.........      183      5.87        255      5.53        338      3.99        128      3.56        115      2.58
  Mortgage:
    Residential........       60     38.94        100     31.54        250     26.86        100     24.95        100     22.15
    Commercial and
      multifamily......      880     18.61      1,414     16.88      1,135     20.31        542     25.26        506     29.96
Consumer and loans held
 for sale..............      512     15.32        912     21.84      1,007     24.05      3,130     24.02      2,745     25.76
Unallocated............      273        --        424        --        488        --        626        --        565        --
    Total..............  $ 2,731    100.00 %  $ 4,235    100.00 %  $ 4,884    100.00 %  $ 6,270    100.00 %  $ 5,669    100.00%
                              MARCH 31
                                1995
                                    PERCENT
                                    OF LOANS
                         ALLOWANCE     IN
                         BREAKDOWN  CATEGORY
Commercial, financial
 and agricultural......   $ 2,021     21.58 %
Real estate:
  Construction.........       250      3.46
  Mortgage:
    Residential........       197     27.37
    Commercial and
      multifamily......     1,283     31.72
Consumer and loans held
 for sale..............     3,414     15.87
Unallocated............       796        --
    Total..............   $ 7,961    100.00 %

  SUMMARY OF LOAN LOSS EXPERIENCE
     The table below summarizes certain information with respect to the Company's allowance for loan losses and the composition of charge-offs and recoveries for each of the last five years and for the first quarter of 1995.
                        SUMMARY OF LOAN LOSS EXPERIENCE

                                                                                                           THREE MONTHS
                                                               YEARS ENDED DECEMBER 31,                   ENDED MARCH 31,
                                                   1990       1991       1992       1993       1994       1994       1995
                                                                           (DOLLARS IN THOUSANDS)
Loan loss reserve at beginning of period.......  $  2,290   $  2,731   $  4,235   $  4,884   $  6,270   $  6,270   $  5,669
Valuation allowance for loans acquired.........        --        450        255      1,811      1,078         --         --
Charge-offs:
  Commercial, financial and agricultural.......       298        311      1,177        332        394         68        207
  Real estate -- construction..................        --         31         30         --         85         --         --
  Real estate -- mortgage......................        12         88        115        234        233         37         --
  Consumer.....................................       176        230        195        381        542        110        174
  Credit cards.................................        --         --         --        488      1,641          6        401
     Total loans charged-off...................       486        660      1,517      1,435      2,895        221        782
Recoveries:
  Commercial, financial and agricultural.......       103         --         42         12         59         --         49
  Real estate -- construction..................        --         --          1         --         --         --         --
  Real estate -- mortgage......................        --         --         18         23          9         --          3
  Consumer.....................................        30         27         22         14         58         15         11
  Credit cards.................................        --         --         --         --         --          1          1
     Total loans recovered.....................       133         27         83         49        126         16         64
Net charge-offs................................       353        633      1,434      1,386      2,769        205        718
  Provision charged to expense.................       794      1,687      1,828        961      1,090         20      3,010
Loan loss reserve at end of period.............  $  2,731   $  4,235   $  4,884   $  6,270   $  5,669   $  6,085   $  7,961
Average loans..................................  $276,228   $335,509   $406,288   $519,710   $753,482   $608,327   $864,977
Total loans, net of unearned income
  (period end).................................   300,932    372,231    427,172    594,519    895,605    643,447    877,122
Net charge-offs as a percentage of average
  loans........................................      0.13%      0.19%      0.35%      0.27%      0.37%      0.13%      0.33%
Allowance for loan losses as a percentage
  of loans.....................................      0.91       1.15       1.14       1.05       0.63       0.95       0.91


     In January 1995, the Company transferred $97 million of receivables associated with its credit card portfolio to the Trust in connection with the Securitization. Of the increase in consumer loan charge-offs experienced during 1994, $1.6 million resulted from charge-offs associated with credit card receivables. Charge-offs in 1993 included $488,000 from charge-offs associated with credit card receivables during a three month period during which the Company had no escrow balance against which to offset losses. Except for 1994 and a three month period in 1993, the Company had escrow balances established by the seller of the credit card accounts against which substantially all of the credit card losses were offset.
                                       23

     The following table sets forth information regarding the Company's nonperforming assets for the dates indicated. Management does not believe that, as of March 31, 1995 other than as set forth in the table below, the Company has any loans where known information concerning credit problems causes senior management to have serious doubts as to the ability of such borrowers to comply with present loan repayment terms. At March 31, 1995, the Company was closely monitoring loans totaling approximately $8.5 million to three borrowers, which were experiencing financial difficulty. None of these loans was included in nonperforming assets or loans 90 days or more past due and still accruing interest at March 31, 1995. The table includes nonperforming assets for ACNB, which were significantly higher, as a percentage of total loans, than those of Carolina First Bank. The nonperforming assets ratios in the table below are shown both including and excluding ACNB.
                              NONPERFORMING ASSETS

                                                                                                                THREE MONTHS
                                                                           YEARS ENDED DECEMBER 31,            ENDED MARCH 31,
                                                                   1990     1991     1992     1993     1994     1994     1995
                                                                                     (DOLLARS IN THOUSANDS)
Nonaccrual loans................................................  $1,484   $1,779   $2,147   $2,097   $1,807   $2,148   $  618
Restructured loans..............................................      --       --      353       --      675     --        675
     Total nonperforming loans..................................   1,484    1,779    2,500    2,097    2,482    2,148    1,293
Other real estate owned.........................................     699    1,446    2,519    2,434    1,644    1,611    1,737
     Total nonperforming assets.................................  $2,183   $3,225   $5,019   $4,531   $4,126   $3,759   $3,030
Loans 90 days or more past due and still accruing interest......  $  605   $1,784   $2,127   $2,060   $1,285   $1,148   $2,347
Total nonperforming assets as a percentage of loans and other
  real estate owned (including ACNB)............................    0.73%    0.87%    1.18%    0.77%    0.46%    0.58%    0.34%
Total nonperforming assets as a percentage of loans and other
  real estate owned (excluding ACNB)............................    0.69     0.46     0.49     0.28     0.25     0.20     0.17
Allowance for loan losses as a percentage of nonperforming loans
  (including ACNB)..............................................  184.03   238.06   195.36   299.00   228.40   283.29   615.70


     Carolina First Bank ceases to recognize interest income on a loan when, in the judgment of management, the interest is not collectible in the normal course of business. Foregone interest income that would have been recorded if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination was approximately $407,000 in 1992, $507,000 in 1993, $178,000 in 1994, and $63,000 in the first quarter of 1995. Interest income from these loans included in net income was $54,000 in 1992, $43,000 in 1993, $28,000 in 1994, and $3,000 in the first quarter of 1995.
  INVESTMENT PORTFOLIO
     Debt securities held as assets are classified as investment securities, securities available for sale or trading securities. Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards 115, "Accounting for Certain Investments in Debt and Equity Securities." Securities classified as investments are carried at cost, adjusted for the amortization of premiums and the accretion of discounts. In order to qualify as an investment asset, the Company must have the ability and a positive intention to hold them to maturity. Securities available for sale are carried at market value with unrealized gains or losses reported in stockholders' equity (net of tax effect). These securities may be disposed of if management believes that the sale would provide the Company and its subsidiaries with increased liquidity or, based upon prevailing or projected economic conditions, that such sales would be a safe and sound banking practice and in the best interest of the stockholders. Trading securities are carried at market value with adjustments for unrealized gains or losses reported in noninterest income. The Company's policy is to acquire trading securities only to facilitate their sale to customers.

     The Company's subsidiaries are generally limited to investments in (i) United States Treasury securities or United States Government guaranteed securities, (ii) securities of United States Government agencies, (iii) mortgage-backed securities, (iv) general obligation municipal bonds and revenue bonds which are investment grade rated and meet certain other standards, and (v) money market instruments which are investment grade rated and meet certain other standards.

     The following table sets forth the carrying value of the securities of the Company at the end of each of the last three years and at March 31, 1995.
                                   SECURITIES

                                                                                          DECEMBER 31,              MARCH 31,
                                                                                  1992        1993        1994        1995
                                                                                            (DOLLARS IN THOUSANDS)
U.S. Treasury securities......................................................   $30,574    $ 16,316    $ 27,705    $  28,008
Obligations of U.S. Government agencies and corporations......................    38,311      88,993      69,815       77,291
Obligations of states and political subdivisions..............................     3,316      11,907      20,628       20,137
Other securities..............................................................     6,099       4,262       2,002          216
                                                                                 $78,300    $121,478    $120,150    $ 125,652

     The following tables indicate the carrying value of each investment category due in one year or less, after one year through five years, after five years through ten years, and after ten years. The weighted average yield for each range of maturities at March 31, 1995 is also shown.
                  TYPES AND MATURITY GROUPINGS OF INVESTMENTS
                              HELD FOR INVESTMENT

                                    WITHIN             AFTER ONE BUT        AFTER FIVE BUT
                                   ONE YEAR          WITHIN FIVE YEARS     WITHIN TEN YEARS       AFTER TEN YEARS      TOTAL
                                         WEIGHTED              WEIGHTED              WEIGHTED              WEIGHTED
                              CARRYING   AVERAGE    CARRYING   AVERAGE    CARRYING   AVERAGE    CARRYING   AVERAGE    CARRYING
                               VALUE      YIELD      VALUE      YIELD      VALUE      YIELD      VALUE      YIELD      VALUE
                                                                   (DOLLARS IN THOUSANDS)
U.S. Treasury...............   $  200       8.50%   $ 5,990       5.18%    $--         --   %   $ --         --   %   $ 6,190
U.S. Government agencies and
  corporations..............    --         --        34,531       5.70      --         --         8,768       6.25     43,299
States and political
  subdivisions (1)..........      500       6.60      6,170       4.23      8,913       4.67      4,554       5.06     20,137
Other securities............    --         --         --         --            53      --         --         --            53
  Total (1).................   $  700       7.14%   $46,691       5.44%    $8,966       4.67%   $13,322       5.84%   $69,679
                               TOTAL
                              WEIGHTED   AVERAGE
                              AVERAGE    MATURITY
                               YIELD     IN YEARS
U.S. Treasury...............     5.29%     3.51
U.S. Government agencies and
  corporations..............     5.81      3.23
States and political
  subdivisions (1)..........     4.67      5.81
Other securities............    --         --
  Total (1).................     5.43%     3.82

                               AVAILABLE FOR SALE

                                    WITHIN             AFTER ONE BUT        AFTER FIVE BUT
                                   ONE YEAR          WITHIN FIVE YEARS     WITHIN TEN YEARS       AFTER TEN YEARS      TOTAL
                                         WEIGHTED              WEIGHTED              WEIGHTED              WEIGHTED
                              CARRYING   AVERAGE    CARRYING   AVERAGE    CARRYING   AVERAGE    CARRYING   AVERAGE    CARRYING
                               VALUE      YIELD      VALUE      YIELD      VALUE      YIELD      VALUE      YIELD      VALUE
                                                                   (DOLLARS IN THOUSANDS)
U.S. Treasury...............  $16,296       4.26%   $ 5,522       5.85%   $ --         --    %  $ --         --    %  $21,818
U.S. Government agencies and
  corporations..............   26,256       5.34      7,736       4.72      --         --         --         --        33,992
States and political
  subdivisions (1)..........    --         --         --         --         --         --         --         --         --
Other securities............      163      --         --         --         --         --         --         --           163
  Total (1).................  $42,715       4.90%   $13,258       5.19%   $ --         --    %  $ --         --    %  $55,973
                               TOTAL
                              WEIGHTED   AVERAGE
                              AVERAGE    MATURITY
                               YIELD     IN YEARS
U.S. Treasury...............     4.66%     0.91
U.S. Government agencies and
  corporations..............     5.20      0.72
States and political
  subdivisions (1)..........    --         --
Other securities............    --         --
  Total (1).................     4.97%     0.74


(1) Fully tax-equivalent basis at a 35% tax rate.
  DEPOSITS
     Carolina First Bank's primary source of funds for loans and investments is its deposits which are gathered through Carolina First Bank's branch network. Competition for deposit accounts is primarily based on the interest rates paid thereon and the convenience of and the services offered by the branch locations. The Company's pricing policy with respect to deposits takes into account the liquidity needs of the Company, the direction and level of interest rates, and local market conditions. Certificates of deposit in amounts in excess of $100,000 are held primarily by customers in the Company's market areas. It is the Company's policy not to use deposit brokers. Approximately $229 million, or 24%, of the Company's
                                       25
deposits were insured through the Savings Association Insurance Fund at December 31, 1994. See "Business -- Supervision and Regulation -- Insurance."
     The following table sets forth the distribution of the Company's deposit accounts at the dates indicated on each category of deposits:
                                    DEPOSITS

                                                                 DECEMBER 31
                        1990                  1991                  1992                  1993                  1994
                            PERCENT               PERCENT               PERCENT               PERCENT               PERCENT
                               OF                    OF                    OF                    OF                    OF
                  AMOUNT    DEPOSITS    AMOUNT    DEPOSITS    AMOUNT    DEPOSITS    AMOUNT    DEPOSITS    AMOUNT    DEPOSITS
                                                           (DOLLARS IN THOUSANDS)
Demand deposit
 accounts......  $ 25,638      7.73 %  $ 27,765      6.18 %  $ 43,069      8.32 %  $ 71,094      9.30 %  $124,530     12.93%
NOW accounts...    15,160      4.57      27,660      6.16      39,299      7.59      82,891     10.84     114,030     11.83
Savings
 accounts......    12,504      3.77      16,468      3.67      24,317      4.70      68,731      8.99      92,776      9.63
Money market
 accounts......    85,411     25.78     116,707     25.98     129,042     24.93     151,019     19.75     151,392     15.71
Time
 deposits......   143,861     43.40     199,906     44.49     205,713     39.73     277,868     36.34     351,846     36.52
Time deposits
 of $100,000 or
 over..........    48,895     14.75      60,714     13.52      76,259     14.73     113,074     14.78     128,896     13.38
  Total
   deposits....  $331,469    100.00 %  $449,220    100.00 %  $517,699    100.00 %  $764,677    100.00 %  $963,470    100.00%
                      MARCH 31
                        1995
                            PERCENT
                               OF
                  AMOUNT    DEPOSITS
Demand deposit
 accounts......  $119,376     12.66 %
NOW accounts...   109,178     11.58
Savings
 accounts......    72,429      7.68
Money market
 accounts......   142,605     15.12
Time
 deposits......   371,691     39.41
Time deposits
 of $100,000 or
 over..........   127,829     13.55
  Total
   deposits....  $943,108    100.00 %

     The Company uses its deposit base as its primary source of funds. Deposits grew 26% from $764.7 million at December 31, 1993 to $963.5 million at December 31, 1994. Of the $198.8 million increase in deposits, approximately $141.2 million resulted from the acquisition of the 6 Republic Branches and Citadel Federal Savings and Loan Association. Of the $247.0 million increase in deposits in 1993, approximately $243.3 million resulted from the acquisitions of the Republic-Piedmont Branch, the 12 Republic Branches and the three Columbia, South Carolina branches of Bay Savings Bank, FSB (the "Bay Savings Bank Branches"). No deposits were acquired in 1992.
     The following table sets forth information with respect to the maturity of the Company's certificates of deposit greater than $100,000 at March 31, 1995.
                 CERTIFICATES OF DEPOSIT GREATER THAN $100,000
                             (DOLLARS IN THOUSANDS)

Maturing in three months or less......................................................................   $ 61,084
Maturing in over three through six months.............................................................     31,797
Maturing in over six through twelve months............................................................     21,204
Maturing in over twelve months........................................................................     13,744
     Total............................................................................................   $127,829

     Generally, certificates of deposits greater than $100,000 have a higher degree of interest rate sensitivity than other certificates of deposit. The percentage of Company deposits represented by certificates of deposit greater than $100,000 is higher than the percentage of such deposits held by the Company's peers. However, the Company does not believe that its relatively high percentage of certificates of deposits greater than $100,000 will have a material adverse effect on the Company because such certificates are principally held by long-term customers located in Carolina First Bank's market areas.
  LIQUIDITY AND INTEREST RATE SENSITIVITY
     Asset/liability management is the process by which the Company monitors and controls the mix and maturities of its assets and liabilities. The essential purposes of asset/liability management are to ensure adequate liquidity and to maintain an appropriate balance between interest sensitive assets and liabilities. Liquidity management involves meeting the cash flow requirements of the Company. These cash flow requirements primarily involve withdrawals of deposits, extensions of credit, payment of operating expenses and repayment of purchased funds. The Company's principal sources of funds for liquidity purposes are customer deposits, principal and interest payments on loans, maturities and sales of debt securities, temporary
                                       26
investments and earnings. Temporary investments averaged 3.31% of earning assets in 1992, 2.87% in 1993, 1.50% in 1994 and 0.64% in the first quarter of 1995.
Management believes that the Company maintains an adequate level of liquidity by retaining liquid assets and other assets that can easily be converted into cash, and by maintaining access to alternate sources of funds, including federal funds purchased from correspondent banks and borrowings from the FHLB.
     The liquidity ratio is an indication of a company's ability to meet its short-term funding obligations. FDIC examiners suggest that a commercial bank maintain a liquidity ratio of between 20% and 25%. At March 31, 1995, excluding ACNB, Carolina First Bank's liquidity ratio was approximately 15.21%. Excluding ACNB, the liquidity ratio averaged 15.91% in 1994 and 15.23% in the first quarter of 1995. At March 31, 1995, Carolina First Bank had unused short-term lines of credit totaling approximately $33.7 million. All of the lenders have reserved the right to withdraw these lines of credit at their option. In addition, Carolina First Bank has access to borrowing from the FHLB. At March 31, 1995, unused borrowing capacity from the FHLB totaled $91.8 million. Management believes that these sources are adequate to meet its liquidity needs.
     The Company's core deposit base consists of consumer time deposits, savings and NOW accounts, money market accounts and checking accounts. Although core deposits are becoming increasingly interest sensitive for both the Company and the industry as a whole, core deposits continue to provide the Company with a large and stable source of funds. Core deposits averaged 75.1% of assets in 1992, 73.2% in 1993, 73.2% in 1994 and 73.1% in the first quarter of 1995. The
Company closely monitors its reliance on certificates of deposit greater than $100,000, which are generally considered less stable than core deposits. The Company's certificates of deposit in excess of $100,000 are held primarily by customers in the Company's market areas. In 1994, the Company modified its funding strategy to rely more on advances from the FHLB because management determined that, due to increased competition for deposits, the marginal cost of borrowing from the FHLB is lower than the marginal cost of raising deposits. At March 31, 1995, FHLB advances totaled $68.2 million, compared to $18.0 million at March 31, 1994.
     The Company has certain cash needs, including general operating expenses and the payment of dividends and interest on borrowings. The Company generates cash to meet these needs primarily through management fees and dividends paid to it by its subsidiaries and secondarily from existing cash reserves, sales of marketable investment securities, interest income on its investment assets and certain other vehicles. See "Business -- Supervision and Regulation."
     The interest sensitivity gap is the difference between total interest sensitive assets and liabilities in a given time period. The objective of interest sensitivity management is to maintain reasonably stable growth in net interest income despite changes in market interest rates by maintaining the proper mix of interest sensitive assets and liabilities. Over the past several years, the environment in which financial institutions operate has been characterized by volatile interest rates and greater reliance on market-sensitive deposits, increasing both the importance and the difficulty of interest sensitivity management. Management seeks to maintain a general equilibrium between interest sensitive assets and liabilities in order to insulate net interest income from significant adverse changes in market rates.
     The Company uses a variety of tools to analyze the Company's interest sensitivity. The table below is a "static gap" presentation which reflects the difference between total interest sensitive assets and liabilities within certain time periods. At December 31, 1994 on a cumulative basis through twelve months, rate-sensitive liabilities exceeded rate-sensitive assets, resulting in a liability sensitive position at the end of 1994 of $222.1 million. Management expects that its net interest margin and net income would increase, in the short term, in a rising interest rate environment as the interest rates charged on approximately 70% of the commercial loan portfolio is tied to the prime rate and would reprice immediately in the event of a corresponding increase in the prime rate. In a falling rate environment, the Company's net interest margin and net income would decrease for the short term. Management believes that the Company's savings and interest-bearing transaction accounts are not interest rate sensitive and, accordingly, would not be repriced upward as quickly or to the same degree as the Company's earning assets.
                                       27

     The following table illustrates the Company's interest rate sensitivity at December 31, 1994 as well as the cumulative gap position at December 31, 1994 and March 31, 1995.
                           INTEREST RATE SENSITIVITY

                                                                                         TOTAL        OVER ONE
                                                   0-3          4-6         7-12        WITHIN         YEAR OR
                                                  MONTHS      MONTHS       MONTHS      ONE YEAR     NON-SENSITIVE      TOTAL
                                                                             (DOLLARS IN THOUSANDS)
ASSETS
Earning assets
  Loans, net of unearned income...............   $505,802    $  29,707    $  48,732    $ 584,241      $ 311,364      $  895,605
  Investment securities, taxable..............     19,025        2,796       23,916       45,737         55,537         101,274
  Investment securities, nontaxable...........      1,346           --           50        1,396         18,635          20,031
  Federal funds sold..........................      2,980           --           --        2,980             --           2,980
  Interest bearing deposits with other
     banks....................................        500           --           --          500             --             500
       Total earning assets...................    529,653       32,503       72,698      634,854        385,536       1,020,390
Non-earning assets, net.......................         --           --           --           --        141,332         141,332
       Total assets...........................   $529,653    $  32,503    $  72,698    $ 634,854      $ 526,868      $1,161,722
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Interest-bearing liabilities
     Interest-bearing deposits
       Interest checking......................   $105,966    $      --    $      --    $ 105,966      $      --      $  105,966
       Savings................................     92,745           --           --       92,745             --          92,745
       Money market...........................    151,312           --           --      151,312             --         151,312
       Certificates of deposit................    139,647      110,034      109,332      359,013         79,881         438,894
       Other..................................     20,834       10,826       10,209       41,869         12,734          54,603
       Total interest-bearing deposits........    510,504      120,860      119,541      750,905         92,615         843,520
     Short-term borrowings....................    105,986           --           52      106,038             --         106,038
     Long-term borrowings.....................         --           --           --           --          1,162           1,162
       Total interest-bearing liabilities.....    616,490      120,860      119,593      856,943         93,777         950,720
  Noninterest bearing liabilities
       Noninterest bearing deposits...........         --           --           --           --        119,950         119,950
       Other noninterest bearing liabilities,
          net.................................         --           --           --           --          8,618           8,618
       Total liabilities......................    616,490      120,860      119,593      856,943        222,345       1,079,288
Stockholders' equity..........................         --           --           --           --         82,434          82,434
       Total liabilities and stockholders'
          equity..............................   $616,490    $ 120,860    $ 119,593    $ 856,943      $ 304,779      $1,161,722
Interest sensitive gap........................   $(86,837)   $ (88,357)   $ (46,895)   $(222,089)     $ 222,089      $       --
Cumulative interest sensitive gap at December
  31, 1994....................................   $(86,837)   $(175,194)   $(222,089)   $(222,089)
Cumulative interest sensitive gap at
  March 31, 1995..............................   $(98,647)   $(208,610)   $(235,731)   $(235,731)

     While the static gap is a widely used measure of interest sensitivity, management believes it is not a precise indicator of the Company's interest sensitivity position. The table above presents a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of savings and core time deposits may contractually change within a relatively short time frame, but those rates are significantly less interest sensitive than market based rates such as those paid on non-core deposits. Accordingly, a liability sensitive static gap position is not as indicative of the Company's true interest sensitivity as would be the case for an organization which depends to a greater extent on purchased funds to support earning
                                       28
assets. Net interest income may be impacted by other significant factors in a given interest rate environment, including the spread between the prime rate and the incremental borrowing cost and the volume and mix of earning asset growth. Accordingly, the Company uses an asset/liability simulation model which quantifies balance sheet and earnings variations under different interest rate environments as its primary tool to measure and manage interest rate risk.
  CAPITAL RESOURCES
     The Company's capital needs have been met principally through public offerings of common and preferred stock and through the retention of earnings. In addition, the Company issued common and preferred stock in connection with the acquisitions of CF Savings Bank, CF Mortgage and ACNB.
     The Company's initial public offering in 1986 raised $15.3 million in common equity and, to date, represents the largest amount of initial equity raised in connection with the startup of a financial institution in South Carolina. Other public offerings of capital stock include the offering of the Series 1992 Preferred Stock in May 1992, which raised $10.3 million, the offering of the Series 1993 Preferred Stock in March 1993, which raised $14.5 million, and the offering of the Series 1994 Preferred Stock in April 1994, which raised $21.4 million. In December 1993, the Company redeemed the Series 1992 Preferred Stock. In connection with such redemption, substantially all of the outstanding shares of Series 1992 Preferred Stock were converted into 1,089,674 shares of Common Stock.
     The Company anticipates that approximately $15 million of the proceeds of this offering will be contributed to Carolina First Bank to provide additional capital to support internal growth and acquisitions. The balance of the proceeds will be used for general corporate purposes. Pending such use, the net proceeds will be invested in marketable investment securities.
     Risk-based capital guidelines for financial institutions adopted by the regulatory authorities went into effect after December 31, 1991. The risk-based capital rules are designed to make regulatory capital requirements more sensitive to differences in asset risk profile among financial institutions, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Risk-based capital guidelines have not had a material effect on the Company's operations or on the operations of its subsidiaries. However, the guidelines require that intangible assets be deducted when computing risk-based capital ratios. Acquisitions accounted for using the purchase method of accounting generally create intangible assets. Consequently, the Company's ability to make cash acquisitions in the future using the purchase method of accounting may be adversely affected. Intangible assets created as a result of the purchase method of accounting also reduce the Company's tangible book value. The ability of the Company to make acquisitions using the pooling of interests method of accounting will not be affected by the guidelines. Acquisitions using the pooling of interests methods of accounting involve the issuance of equity securities in exchange for the securities of the acquired company.
     Book value per share at December 31, 1993 and 1994 and March 31, 1995 was $10.08, $8.48 and $8.87, respectively. The decline in book value at December 31, 1994 was attributable to the one-time restructuring charges. Tangible book value per share at December 31, 1993 and 1994 and March 31, 1995 was $7.12, $4.46 and $5.05, respectively. Tangible book value was significantly below book value as a result of the purchase premiums associated with branch acquisitions and the purchase of CF Mortgage. Tangible book value declined during 1994 as a result of the addition of intangible assets related to the branch acquisitions and reclassifications of loan premiums as intangible assets.

     Under the capital guidelines of the Board of Governors of the Federal Reserve (the "Federal Reserve Board") and the FDIC, the Company and Carolina First Bank are currently required to maintain a minimum risk-based total capital ratio of 8%, with at least 4% being Tier 1 capital. Tier 1 capital consists of common stockholders' equity, qualifying perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less goodwill. Banks and bank holding companies must maintain a minimum Tier 1 leverage ratio (Tier 1 capital to total assets) of at least 3%, but this minimum ratio is increased by 100 to 200 basis points for other than the highest-rated institutions.

     At December 31, 1994, the Company and CF Savings Bank were in compliance with each of the applicable regulatory capital requirements and exceeded the "adequately capitalized" regulatory guidelines. Carolina First Bank exceeded the "adequately capitalized" regulatory guidelines for the Tier 1 risk-based capital and leverage ratios, but was "undercapitalized" for the total risk-based capital ratio. In February 1995, the Company received a letter from the FDIC which indicated that, based on its analysis of Carolina First Bank's Report of Condition as of December 31, 1994, Carolina First Bank was undercapitalized because its total risk-based capital ratio had fallen below 8% to 6.70% (excluding ACNB), principally as a result of the inclusion of certain off-balance sheet items as risk-weighted assets. As a result of the capital deficiency, Carolina First Bank committed to (1) merge CF Savings Bank and Carolina First Bank, (2) consummate the Securitization, (3) have the Company
                                       29
contribute capital of $3.5 million to Carolina First Bank, and (4) sell certain purchased mortgage servicing rights. All of these steps were taken by March 31, 1995. Although these steps were the subject of an agreement between the Carolina First Bank and the FDIC, the Company had determined to effect all of these actions, except the $3.5 million capital contribution, prior to and independent of the capital deficiency matter.
     At the end of February, Carolina First Bank's total risk-based capital ratio was 8.10% (excluding ACNB). Carolina First Bank has received a letter from the FDIC confirming that it is adequately capitalized. Carolina First Bank expects that its total risk-based capital ratio will continue to increase as a result of monthly operating results, the consummation of the acquisition of MNB (which Carolina First Bank expects to consummate in the second quarter of 1995) and the contribution of approximately $15 million to Carolina First Bank in connection with this offering.
     Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and as a result of its total risk-based capital ratio declining below 8%, the Company, Carolina First Bank and the FDIC entered into a Capital Maintenance Commitment and Guaranty Agreement (the "Guaranty Agreement") pursuant to which the Company guaranteed that Carolina First Bank will comply with the capital restoration plan described above until Carolina First Bank has been adequately capitalized on average during each of four consecutive quarters. The Guaranty Agreement provides that in the event Carolina First Bank fails to comply with the applicable capital requirements, the Company will pay to Carolina First Bank or its successors or assigns an amount equal to the lesser of (a) 5% of Carolina First Bank's total assets at the time Carolina First Bank was notified or deemed to have notice that Carolina First Bank was undercapitalized, or (b) the amount which is necessary to bring Carolina First Bank into compliance with all capital standards applicable to Carolina First Bank at the time Carolina First Bank failed to so comply. In the event that the Company failed to make any such payments, the Company would be subject to certain remedial provisions under FDICIA. Management does not believe that it will be required to make payments under the Guaranty Agreement or that Carolina First Bank will not be at least adequately capitalized in the foreseeable future. See "Business -- Supervision and Regulation -- General."
     The following tables set forth certain capital ratios and the amount of capital of the Company and Carolina First Bank at December 31, 1993 and 1994 and March 31, 1995, giving full effect to the exclusion of intangible assets.
                                 CAPITAL RATIOS

                                              TOTAL RISKED-BASED                  TIER 1 RISK-BASED
                                                 CAPITAL RATIO                      CAPITAL RATIO                LEVERAGE RATIO
                                        12/31/93    12/31/94    3/31/95    12/31/93    12/31/94    3/31/95    12/31/93    12/31/94
Company..............................      9.54%       8.21%      8.38%       8.52%       7.53%      7.47%       6.23%       5.54%
Carolina First Bank..................      9.06        6.97       8.28        8.05        6.37       7.37        6.01        5.26
                                       LEVERAGE
                                        RATIO
                                       3/31/95
Company..............................    5.86%
Carolina First Bank..................    5.77


                              CAPITAL REQUIREMENTS

                                                                                       MARCH 31, 1995
                                                                        ACTUAL     AMOUNTS REQUIRED TO BE    EXCESS
                                                                        AMOUNTS    ADEQUATELY CAPITALIZED    AMOUNTS
                                                                                   (DOLLARS IN THOUSANDS)
COMPANY
Leverage.............................................................   $65,374           $ 44,662           $20,712
Risk-based capital
  Tier 1.............................................................    65,374             34,986            30,388
  Total..............................................................    73,336             69,972             3,364
CAROLINA FIRST BANK
Leverage.............................................................    64,339             44,590            19,749
Risk-based capital
  Tier 1.............................................................    64,339             34,915            29,424
  Total..............................................................    72,301             69,830             2,471

  IMPACT OF INFLATION
     Unlike most industrial companies, the assets and liabilities of financial institutions such as the Company's subsidiaries are primarily monetary in nature. Therefore, interest rates have a more significant effect on the Company's performance than do the general levels of inflation in the price of goods and services. While the Company's noninterest income and expense and the interest rates earned and paid are affected by the rate of inflation, the Company believes that the effects of inflation are generally manageable through asset/liability management. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Interest Rate Sensitivity."
  INDUSTRY DEVELOPMENTS
     Certain recently-enacted and proposed legislation could have an effect on both the costs of doing business and the competitive factors facing the financial institutions industry. The Company is unable at this time to assess the impact of this legislation on its financial condition or operations. See "Business -- Supervision and Regulation."
                                       30

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
     In November 1994, the Company entered into an agreement to acquire MNB. The Company expects that this acquisition will be consummated in the second quarter of 1995. The Unaudited Pro Forma Combined Condensed Balance Sheet is based on combining the historical consolidated balance sheet for the Company at March 31, 1995 and December 31, 1994 with the balance sheet of MNB at the same dates, and adjusting for the issuance of additional shares expected to be issued in the merger.
     The Unaudited Pro Forma Combined Condensed Summary of Earnings combines the consolidated statements of income of the Company for the years ended December 31, 1992, 1993 and 1994 and for the three months ended March 31, 1994 and 1995 with the statements of income of MNB for the same periods.
     The merger is expected to be accounted for under the pooling of interest method of accounting and pro forma data is derived in accordance with such method.
     Information set forth below should be read in conjunction with such historical and pro forma financial statements and the notes thereto. The unaudited pro forma information is provided for informational purposes only and is not necessarily indicative of actual results that would have been achieved had the merger been consummated at the beginning of the period presented, nor is it necessarily indicative of future results.
              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                               DECEMBER 31, 1994

                                                                                                                   PRO FORMA
                                                                                           COMPANY        MNB       COMBINED
                                                                                                (DOLLARS IN THOUSANDS)
Assets:
  Cash and due from banks..............................................................   $   57,250    $ 2,500    $   59,750
  Federal funds sold...................................................................        2,980      1,440         4,420
  Investment securities................................................................      121,305      9,192       130,497
  Loans................................................................................      896,478     27,463       923,941
     Less unearned income..............................................................         (873)        --          (873)
     Less allowance for loan losses....................................................       (5,669)      (333)       (6,002)
          Net loans....................................................................      889,936     27,130       917,066
  Premises and equipment...............................................................       38,504      1,319        39,823
  Other assets.........................................................................       51,747      1,047        52,794
                                                                                          $1,161,722    $42,628    $1,204,350
Liabilities and shareholders' equity:
  Liabilities:
     Deposits:
       Noninterest-bearing.............................................................   $  124,530    $ 2,444    $  126,974
       Interest bearing................................................................      838,940     35,834       874,774
          Total deposits...............................................................      963,470     38,278     1,001,748
       Borrowed funds..................................................................      107,200         36       107,236
       Other liabilities...............................................................        8,618        266         8,884
          Total liabilities............................................................    1,079,288     38,580     1,117,868
          Total shareholders' equity...................................................       82,434      4,048        86,482
                                                                                          $1,161,722    $42,628    $1,204,350

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 MARCH 31, 1995

                                                                                                                   PRO FORMA
                                                                                           COMPANY        MNB       COMBINED
                                                                                                (DOLLARS IN THOUSANDS)
Assets:
  Cash and due from banks..............................................................   $   49,468    $ 1,497    $   50,965
  Federal funds sold...................................................................          780      1,960         2,740
  Investment securities................................................................      127,135      8,881       136,016
  Loans................................................................................      877,807     27,225       905,032
     Less unearned income..............................................................         (685)        --          (685)
     Less allowance for loan losses....................................................       (7,961)      (334)       (8,295)
     Net loans.........................................................................      869,161     26,891       896,052
  Premises and equipment...............................................................       38,250      1,298        39,548
  Other assets.........................................................................       51,167        973        52,140
                                                                                          $1,135,961    $41,500    $1,177,461
Liabilities and shareholders' equity:
  Liabilities:
     Deposits:
       Noninterest-bearing.............................................................   $  119,376    $ 2,606    $  122,182
       Interest bearing................................................................      823,732     34,358       858,090
          Total deposits...............................................................      943,108     37,164       980,272
       Borrowed funds..................................................................       97,269         36        97,305
       Other liabilities...............................................................       11,218        200        11,418
          Total liabilities............................................................    1,051,595     37,400     1,088,995
          Total shareholders' equity...................................................       84,366      4,100        88,466
                                                                                          $1,135,961    $41,500    $1,177,461

          UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME

                                                                                                          THREE MONTHS
                                                                 YEARS ENDED DECEMBER 31,               ENDED MARCH 31,
                                                             1992          1993          1994          1994          1995
                                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income
  Interest and fees on loans...........................   $   39,788    $   47,313    $   70,679    $   13,376    $   21,227
  Interest on securities...............................        4,277         6,999         6,671         1,634         1,771
  Other interest income................................          694           654           623           194           148
     Total interest income.............................       44,759        54,966        77,973        15,204        23,146
Interest expense
  Interest on deposits.................................       23,760        24,055        30,750         6,389         9,084
  Interest on borrowings...............................          249           552         1,759           211         1,391
     Total interest expense............................       24,009        24,607        32,509         6,600        10,475
  Net interest income..................................       20,750        30,359        45,464         8,604        12,671
Provision for loan losses..............................        2,319         1,106         1,196            38         3,100
  Net interest income after provision for loan losses..       18,431        29,253        44,268         8,566         9,571
Noninterest income
  Services charges on deposit accounts.................        1,791         2,916         4,108           900         1,295
  Mortgage banking income..............................        1,274         1,788         1,638           501           252
  Gain on sale of purchased mortgage servicing
     rights............................................           --            --            --            --         2,026
  Gain on sale of securities...........................          634           710            75            73            97
  Sundry...............................................          418         1,350         2,404           623         1,465
     Total noninterest income..........................        4,117         6,764         8,225         2,097         5,135
Noninterest expense
  Salaries, wages and benefits.........................        8,466        13,140        19,397         4,246         5,358
  Occupancy and furniture and equipment................        3,032         4,234         6,306         1,357         1,830
  Sundry...............................................        7,400        10,920        16,127         2,943         3,811
  Credit card restructuring charges....................           --            --        12,214            --            --
     Total noninterest expense.........................       18,898        28,294        54,044         8,546        10,999
  Income before income taxes...........................        3,650         7,723        (1,551)        2,117         3,707
Income taxes...........................................        1,184         2,305           190           540         1,270
  Net income...........................................        2,466         5,418        (1,741)        1,577         2,437
Dividends on preferred stock...........................          625         1,930         2,433           310           727
  Net income applicable to common shareholders.........   $    1,841    $    3,488    $   (4,174)   $    1,267    $    1,710
Net income per common share:
  Primary..............................................   $     0.43    $     0.80    $    (0.75)   $     0.23    $     0.30
  Fully diluted........................................         0.43          0.79         (0.75)         0.23          0.28
Average shares outstanding:
  Primary..............................................    4,295,043     4,339,760     5,540,814     5,536,526     5,641,550
  Fully diluted........................................    5,358,191     6,848,706     7,994,354     6,832,169     8,574,606

                                    BUSINESS
GENERAL
     The Company is a bank holding company headquartered in Greenville, South Carolina which operates through two subsidiaries: Carolina First Bank and CF Mortgage. The Company was formed in 1986 principally in response to perceived opportunities resulting from the takeovers of several South Carolina-based banks by large southeastern regional bank holding companies. A significant number of the Company's executive officers and management personnel were previously employed by certain of the larger South Carolina-based banks that were acquired by these southeastern regional institutions. Consequently, these officers and management personnel have significant customer relationships and commercial banking experience that have contributed to the Company's loan and deposit growth. The Company targets individuals and small to medium-sized businesses in South Carolina that require a full range of quality banking services typically provided by larger regional banking concerns, but that prefer the personalized service afforded by a South Carolina-based institution. At March 31, 1995, the Company had $1.1 billion in assets and operated through 47 locations in South Carolina.
     The Company's objective is to become the leading South Carolina-based banking institution. It believes that it can accomplish this goal by pursuing a "super-community bank" strategy, offering the personalized service and local decision-making authority that characterize community banks, as well as the sophisticated banking products offered by regional and super-regional institutions. The Company is currently the fourth largest South Carolina-based banking institution (and the largest South Carolina-based commercial bank) in terms of total assets.
     Management believes that a substantial number of individuals and small to medium-sized businesses have become dissatisfied with the banking services that they have received since their local "community" banks were acquired by large regional concerns. Consequently, as a super-community bank, Carolina First Bank's principal strategy is to take advantage of this dissatisfaction and provide both the level of personal service and sophisticated products that these customers require.
GROWTH STRATEGY AND ACQUISITIONS
     Since its inception in 1986, the Company has pursued a strategy of growth through internal expansion and through the acquisition of branch locations and financial institutions in selected market areas.
  INTERNAL GROWTH
     The Company has emphasized internal growth through the acquisition of market share from the large southeastern regional bank holding companies. It attempts to acquire such market share by providing quality banking services and personal service to business customers and individuals. The Company believes that certain recent or pending acquisitions of other banks in the Company's market areas, including the acquisitions of South Carolina National Bank by Wachovia Corporation, The First Savings Bank, F.S.B. by Southern National Corporation, Southern National Corporation by BB&T of South Carolina, Lexington State Bank by BB&T of South Carolina, and National Bank of South Carolina by Synovus Financial Corporation, present opportunities for internal growth which are similar to those that existed at the time of the Company's formation in 1986. Since its opening in December 1986, the Company has grown to $1.1 billion in assets as of March 31, 1995.
  ACQUISITION STRATEGY
     Management believes that past acquisitions have had a favorable impact on the Company, enabling it to expand more rapidly than would otherwise have been possible and attain the assets, market penetration and economies of scale necessary to become a "super-community" institution. Management also believes that selective acquisitions in the future could improve the Company's market share and enhance the Company's ability to compete with other financial institutions by expanding and improving the Company's branch network and the range of services it offers. The Company's principal acquisition focus is on acquiring South Carolina deposits and lending franchises that are located in market areas characterized by economic growth. In particular, the Company seeks acquisitions in its current market areas or in market areas with which Company management is familiar or in which management has business ties.
  PENDING ACQUISITIONS
     On November 13, 1994, the Company, Carolina First Bank and MNB entered into an agreement which provided that MNB would be merged into Carolina First Bank. In connection with such transaction, up to 784,242 shares of the Company's common stock will be issued to the shareholders of MNB. Regulatory approvals have been received and the Company
                                       34
expects to consummate such acquisition in the second quarter of 1995. At March 31, 1995, MNB had approximately $42 million in assets, $37 million in deposits and $27 million in loans.
     The Company may consider other acquisitions if attractive opportunities develop. However, other than the acquisition of MNB, the Company currently has no other understandings, arrangements or agreements with any other party regarding future acquisitions.
  PAST ACQUISITIONS
     The Company's past acquisitions include the following:
     (Bullet) In August 1990, the Company acquired CF Savings Bank in a merger transaction which resulted in the acquisition of approximately $118 million in assets, $102 million in loans and $100 million in deposits. This transaction was accounted for as a pooling-of-interests. With this acquisition, the Company became the largest financial institution in Georgetown County in terms of total deposits.
     (Bullet) In April 1991, Carolina First Bank acquired two Anderson, South
              Carolina branches of American Federal Bank, F.S.B., which resulted in the assumption of approximately $20 million in deposits, on which a premium of $1.2 million was paid, and the acquisition of $3.8 million in loans and approximately $800,000 in fixed assets.
     (Bullet) In December 1991, CF Savings Bank acquired four Myrtle Beach,
              South Carolina branches of The First Savings Bank, F.S.B., which resulted in the assumption of approximately $36 million in deposits, on which a premium of $1.3 million was paid, and the acquisition of approximately $10 million in loans.
     (Bullet) In January 1993, Carolina First Bank acquired the
              Republic-Piedmont Branch, which resulted in the assumption of approximately $15 million in deposits, on which a premium of $600,000 was paid, and the acquisition of $3 million in loans and approximately $500,000 in fixed assets. See "Management -- Certain Transactions."
     (Bullet) In March 1993, Carolina First Bank acquired the 12 Republic
              Branches, which resulted in the assumption of approximately $190 million in deposits, on which a premium of $6.3 million was paid, and the acquisition of approximately $28 million in loans and $6 million in fixed assets. See "Management -- Certain Transactions."
     (Bullet) In five transactions during the period of time from December 1991 through November 1993, Carolina First Bank purchased an aggregate of approximately $35 million in credit card receivables and related accounts from Republic National Bank. These transactions resulted in a credit card premium of approximately $7.6 million.
     (Bullet) In September 1993, the Company acquired CF Mortgage, which resulted in the acquisition of servicing rights to a portfolio of approximately $250 million in mortgages and two origination offices. The cost of the acquisition in excess of the fair value of net assets acquired aggregated approximately $3.1 million. See "Management -- Certain Transactions."
     (Bullet) In December 1993, Carolina First Bank acquired the Bay Savings
              Bank Branches, which resulted in the assumption of approximately $40 million in deposits, on which a premium of $1.1 million was paid, and the acquisition of approximately $100,000 in loans and approximately $87,000 in fixed assets.
     (Bullet) In April 1994, Carolina First Bank acquired the sole branch of
              Citadel Federal Savings and Loan Association, from the Resolution Trust Corporation, which resulted in the assumption of approximately $5.8 million in deposits, on which a premium of $533,000 was paid.
     (Bullet) In May 1994, Carolina First Bank acquired the 6 Republic Branches, which resulted in the assumption of approximately $135 million in deposits, on which a premium of $5.4 million was paid, and the acquisition of approximately $37.5 million in loans and $1.6 million in fixed assets. See "Management -- Certain Transactions."
     (Bullet) In April 1995, the Company acquired ACNB in a merger transaction which resulted in the acquisition of approximately $39 million in assets, $30 million in loans and $35 million in deposits. This transaction was accounted for as a pooling of interests.
CAROLINA FIRST BANK
     Carolina First Bank is a South Carolina-chartered bank headquartered in Greenville, South Carolina. It currently operates through 45 branches located principally in the Upstate, Midlands and Coastal regions of South Carolina. Its primary focus is on commercial and consumer lending to customers in its market areas, with mortgage lending being of secondary
                                       35
emphasis. It also provides demand transaction accounts to businesses and individuals. Since the acquisition of CF Mortgage in 1993, all of Carolina First Bank's mortgage origination activities have been performed by CF Mortgage.
     Carolina First Bank provides a full range of commercial and consumer banking services, including short and medium-term loans, mortgage loans, revolving credit arrangements, inventory and accounts receivable financing, equipment financing, real estate lending, safety deposit services, savings accounts, interest- and noninterest-bearing checking accounts and installment and other personal loans. Carolina First Bank also provides trust services and various cash management programs. At March 31, 1995, Carolina First Bank exceeded all applicable regulatory capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Capital Resources."
     A significant number of Carolina First Bank's management and lending personnel were previously employed by larger South Carolina-based banks. Consequently, Carolina First Bank's management personnel have significant customer relationships and commercial banking experience that have contributed to the loan and deposit growth. In addition, the Board of Directors of the Company and Carolina First Bank and Carolina First Bank's local advisory boards include local business and community leaders whose contacts and relationships have also contributed to Carolina First Bank's growth.
CF MORTGAGE
     On September 30, 1993, the Company acquired First Sun Mortgage Corporation (subsequently renamed CF Mortgage). CF Mortgage is headquartered in Columbia, South Carolina and is engaged primarily in originating, underwriting and servicing mortgage loans. In connection with its acquisition of CF Mortgage, the Company issued 60,000 shares of its Series 1993B Preferred Stock which has a liquidation value of $20.00 per share. As a result of this acquisition the Company recorded approximately $3.1 million in goodwill.
     CF Mortgage's mortgage loan origination operation is conducted principally through seven offices, including its headquarters in Columbia and loan origination offices located in Litchfield Beach, Greenville, Charleston, Columbia, Anderson and Orangeburg. Mortgage loan applications are forwarded to CF Mortgage's headquarters in Columbia for processing in accordance with GNMA, FNMA and other applicable guidelines. With the acquisition of CF Mortgage on September 30, 1993, substantially all of Carolina First Bank's mortgage loan origination activity was transferred to CF Mortgage. During 1994, CF Mortgage and Carolina First Bank originated $108 million of mortgage loans, which generated $1.0 million in origination fee income. See "Management -- Certain Transactions" and "Description of Capital Stock -- Series 1993B Preferred Stock." The Company's present intention is to sell all conforming fixed rate mortgage loans into the secondary market.
     CF Mortgage's mortgage servicing operations consist of servicing mortgage loans that are owned by Carolina First Bank and subservicing loans, to which the right to service is owned by Carolina First Bank and other non-affiliated financial institutions. This servicing operation is conducted at its headquarters location in Columbia, South Carolina. At March 31, 1995, CF Mortgage was servicing or subservicing 10,360 loans having an aggregate principal balance of approximately $800 million. These amounts include 5,237 loans having a principal balance of approximately $435 million which were sold to an unrelated third party effective March 31, 1995 but which CF Mortgage will continue to service through June 1995. This sale resulted in a gain for the Company of approximately $2 million and was effected because the Company believed that the terms were favorable. CF Mortgage expects to purchase loan servicing in the future in order to increase its servicing portfolio and replace the servicing rights sold. As it has done in the past, the Company will emphasize the purchase of current loan servicing production to reduce prepayment risks.
     The Company views its mortgage banking operation as a means of increasing noninterest income without increasing assets. The Company purchased the rights to service the loan portfolios to take advantage of excess capacity thereby creating a revenue stream to more rapidly cover the fixed costs associated with its mortgage banking operations. The Company's long-term strategy is to have a servicing portfolio principally comprised of loans originated by the Company but which have been sold into the secondary market.
LENDING ACTIVITIES
     Carolina First Bank's primary focus has been on commercial and installment lending to individuals and small- to medium-sized businesses in its market areas. Such loans totaled approximately $600 million and constituted approximately 70% of Carolina First Bank's loan portfolio at March 31, 1995.
     Since September 1993, mortgage loan origination activities that were previously performed by Carolina First Bank and CF Savings Bank have been performed by CF Mortgage. CF Mortgage performs all mortgage origination activities and all mortgage loans originated and not sold in the secondary market are placed in Carolina First Bank's loan portfolio.
                                       36

     For information regarding the composition of the Company's loan portfolio, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Loan Portfolio."
     There are inherent interest rate risks in making loans. For example, if loans have long maturities and fixed rates of interest, the Company could be adversely affected by a rise in the general level of interest rates. Except for conforming residential mortgage loans, the Company generally attempts to originate variable rate loans or short term fixed rate loans to deal with these interest rate risks. The Company also mitigates interest rate risk by selling on the secondary market substantially all of the conforming fixed rate mortgage loans currently originated by the Company. At March 31, 1995, approximately 60% of the Company's loan portfolio either had interest rates that adjust with the prime rate or had maturity dates within 90 days.
     The Company's residential mortgage loans typically are structured with 30-year maturities and adjustable interest rates. Commercial and multifamily mortgage loans are made with a variety of maturity and interest structures, primarily (i) three-to five-year maturities with 20-year amortization schedules and adjustable rates of interest, and (ii) one-year maturities with single principal payments at maturity and predetermined rates of interest. Approximately $15.6 million in mortgage loans were originated in the first quarter of 1995.
     The Company's consumer loans (excluding credit card loans) generally have initial maturities of four years or less and carry fixed rates of interest.
     The Company's commercial, financial and agricultural loans are typically structured with maturities of less than five years. At March 31, 1995, approximately 65% of these loans have adjustable rates that average 91 basis points above the prime rate. The Company's construction loans typically have maturities of one year or less and may have fixed or adjustable interest rates.
     The interest rates charged on loans vary with the degree of risk, maturity and amount of the loan, and are further subject to competitive pressures, money market rates, the availability of funds and government regulations.
     The amount of collateral required depends upon the quality of the borrower, the type of loan, the purpose of the loan and type of collateral being offered. For commercial mortgage loans, the loan to value ratio generally ranges from 50% to 80%. For one-to-four family residential mortgage loans, the loan to value ratio is typically 80%. For commercial and consumer loans not secured by real estate, the general policy of the Company is to obtain collateral, the value of which is dependent on the type of loan, the quality of the borrower and the quality of the collateral. The Company's general policy is to require appraisals on all real estate given as collateral in connection with loans. Updates on appraisals are typically not obtained unless there has been a deterioration in either the loan or the collateral.
CREDIT REVIEW AND PHILOSOPHY
     GENERAL. Certain credit risks are inherent in making loans, particularly commercial, real estate and consumer loans. These include risks with respect to the period of time over which loans may be repaid, risks resulting from uncertainties as to the future value of collateral, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. In particular, longer maturities increase the risks that economic conditions will change and adversely affect collectibility.
     The Company attempts to minimize loan losses through various means. In particular, it attempts to rely primarily on the cash flow of a debtor as the source of repayment and secondarily on the value of the underlying collateral. The Company also attempts to utilize shorter loan terms in order to reduce the risk of a decline in the value of such collateral.
     The Company addresses repayment risks by adhering to internal credit policies and procedures. These policies and procedures include a multi-layered loan approval process, officer and customer lending limits, periodic documentation examination, and follow-up procedures for any exceptions to credit policies.
     LOAN APPROVAL PROCESS. The point in the Company's loan approval process at which a loan is approved depends on the size of the borrower's credit relationship with the Company. Smaller loans may be approved by an individual loan officer; however, such loans are later reviewed by an internal loan committee. This internal loan committee must approve loans in advance when the credit relationship exceeds the lending officer's lending limits. Certain larger loans are reviewed and approved by the Directors' loan committee or are reviewed by the Directors' loan committee and approved by the entire Board of Directors.
                                       37

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     ASSESSMENT OF LOANS. A grade is assigned to every commercial loan based on management's assessment of the credit risk of each loan. These grades range from 1 (the highest grade loan, with little credit risk), to 8 (the lowest grade loan, considered a loss), and are used to help management assess the adequacy of the allowance for loan losses. Each grade bears a different weight factor. By multiplying the grade weight factor times the dollar amount of loans in that grade, management is given an indication of an appropriate allowance level. Grades on loans change as circumstances change. Therefore, the required level of the allowance is subject to change based on management's assessment of the individual credit risk of the commercial loan portfolio. This review is performed monthly.
     The amounts of the allowance for loan losses associated with consumer and mortgage loans are based on the Company's historical loss experiences for these types of loans, coupled with an assessment of local economic conditions. The assessment of consumer and mortgage loans is performed quarterly. See
"Business -- Growth Strategy and Acquisitions."
     The Company has no foreign loans or loans for highly leveraged transactions.
     PLACEMENT ON NONACCRUAL STATUS. For commercial and consumer loans, Carolina First Bank ceases to recognize interest income on a loan when, in the judgment of management, the interest is not collectible in the normal course of business. This generally occurs when a loan is greater than 90 days past due; however, management may cease to recognize income at an earlier or later point, depending on the particular circumstances involved. With respect to one-to-four family residential mortgage loans, Carolina First Bank continues to accrue interest on loans greater than 90 days past due unless a specific analysis of a particular loan indicates that interest accrual should be discontinued. Carolina First Bank has historically experienced minimal losses on one-to-four family residential mortgage loans which become greater than 90 days past due. Because of this experience and because Carolina First Bank's collection efforts are initiated promptly after loans become 30 days past due, management believes that its policy is justified.
MARKET AREAS
     The Company operates principally in three general market areas, (1) Greenville County and the contiguous counties of Spartanburg, Anderson and Pickens counties, (2) the Columbia metropolitan statistical area ("MSA"), which includes most of Richland and Lexington counties, and (3) the "Grand Strand" coastal area, which includes Horry and Georgetown counties.
     GREENVILLE COUNTY. The Company's largest market area is Greenville County and its contiguous counties of Spartanburg, Anderson and Pickens. The Company has nine locations in this market, and approximately 30% of Company's deposits are located there. Carolina First Bank is the largest locally-based independent commercial Bank in Greenville County. The City of Greenville is the economic center of this Upstate market.
     Greenville County had a population of approximately 328,000 in 1992 and is the most populous county in South Carolina. It also leads the state in average monthly employment, retail sales, and number of manufacturing units. Greenville County has the third highest per capita income in the state. Unemployment in Greenville County has been below national and state averages over the past several years and averaged 4.1% in 1994. Greenville County is in the Greenville/Spartanburg MSA, which is the largest MSA in South Carolina with a population of approximately 659,000 in 1992.
     Greenville County, and the Upstate market in general, is located in what is known as the I-85 Business Corridor, which runs along Interstate 85 from Atlanta, Georgia to Charlotte, North Carolina. The I-85 Business Corridor has seen significant economic growth over the past decade and management expects this growth to continue at above-average levels. The Upstate market is characterized by a diverse base of industrial and service firms and is considered to be one of the Southeast's leading areas for engineering and manufacturing.
     Although historically the Upstate market has been known for its textile-related products, Upstate companies produce, among other products, turbines, automobile tires, household cleaners, pharmaceutical products and polyester plastic packaging. Examples of companies headquartered in the Upstate market include Michelin North America, Hitachi USA, Delta Woodside Industries, Inc., Multimedia, Inc., Bowater Incorporated, JPS Textile Group and Fluor Daniel Corporation. In 1992, BMW North America announced that it would invest approximately $645 million in a manufacturing facility located approximately 15 miles from Greenville. This plant is the only BMW manufacturing facility outside Germany. This facility has been substantially completed and is currently producing automobiles. It has and is expected to continue to have a significant economic impact on the Upstate market. The Upstate's economy is also expected to benefit from the Olympics Games, which will be held in Atlanta, Georgia in 1996.
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     COLUMBIA MSA. The Company entered the Columbia MSA market in 1993 through the acquisition of five former Republic National Bank branches and currently has 9 locations there. Approximately 25% of the Company's deposits are located in this market.
     The Columbia MSA is comprised of Richland and Lexington counties. In 1992, Richland and Lexington counties had populations of approximately 294,000 and 178,000, respectively and had the third and fifth highest per capita income in the state, respectively. Unemployment in Richland and Lexington counties has been below national and state averages over the past several years and averaged 4.6% and 4.0% in 1994, respectively. The Columbia MSA had a population of approximately 472,000 in 1992 and is the third largest MSA in South Carolina.
     The Columbia market is characterized by a mixture of business and government-related activity. Columbia is the state capital and the home of the main campus of the University of South Carolina. Fort Jackson is a major military installation which is located near Columbia and is designated for expansion as a result of other base closings. Business activity in the Columbia market is diverse. Companies in the Columbia market produce, among other things, nylon, tractors, soft drinks, chemicals, and plastics. The Columbia market is home to divisions of 27 Fortune 500 companies. Major companies having a significant presence in Columbia include NCR Corporation, Martin Marietta Corporation, Knight-Ridder, Inc. and Allied-Signal, Inc.
     GRAND STRAND COASTAL AREA. The third principal market area of the Company is the "Grand Strand" coastal area, which includes Georgetown and Horry counties and contiguous portions of Williamsburg and Charleston counties. Carolina First Bank is currently the largest financial institution in Georgetown County in terms of deposit market share.
     In 1992, Horry and Georgetown counties had populations of approximately 152,000 and 49,000, respectively. From 1982 to 1992, Horry County's population increased 39%, which was the largest increase in South Carolina.
     The Grand Strand market is characterized by tourism and resort development and manufacturing. The beaches and resort areas in this market include Myrtle Beach, Surfside Beach, Murrells Inlet, Litchfield Beach, Pawleys Island and Debordieu. Visitors to the Grand Strand spent an estimated $1.7 billion in 1991, and state authorities project that tourism, as well as the general population, will continue to increase in the Grand Strand market. The manufacturing activity of the area is principally based on steel, paper products, and lumber products. Major companies located in this market area include International Paper Company, AUX Corporation, Oneida Industries and Georgetown Steel Corporation. Unemployment in Horry and Georgetown counties was approximately 7.1% and 10.4%, respectively, in 1994.
     Several of the Company's management personnel, Directors and customers in the Greenville market have personal and business ties to the Grand Strand area. In particular, the Chief Executive Officer of the Company, Mack I. Whittle, Jr., served as Regional Executive for Bankers Trust of South Carolina in Myrtle Beach from 1978 to 1982. These ties with the Grand Strand led the Company to expand into this market.
     OTHER MARKET AREAS. The Company also operates branches in 13 small cities with populations of less than 10,000. Deposits in these branch locations comprise, in the aggregate, 16% of the Company's total deposits.
     In April 1994, the Company entered the Charleston market with its acquisition of Citadel Federal Savings & Loan Association. Although Carolina First Bank currently has only one branch in Charleston, the Company's plan is to increase its market presence in that area. The Company is engaged in preliminary negotiations regarding the establishment of a Charleston main office in the downtown business district.
     In April, 1995, the Company entered the Aiken market with the acquisition of ACNB. Aiken County has a population of 128,000 and the second highest per capita income in South Carolina. Carolina First Bank's two branches in Aiken have approximately 6% of the deposit market share in Aiken.
COMPETITION
     Each of the Company's markets is a highly competitive banking market in which all of the largest banks in the state are represented. The competition among the various financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans, credit and service charges, the quality of services rendered, the convenience of banking facilities and, in the case of loans to large commercial borrowers, relative lending limits. In addition to banks and savings associations, the Company competes with other financial institutions including securities firms, insurance companies, credit unions, leasing companies and finance companies. For information regarding legislation which may have an impact on competition, see
"Business -- Supervision and Regulation -- Interstate Banking."
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EMPLOYEES
     At March 31, 1995, the Company employed a total of 524 full-time equivalent employees. The Company believes that its relations with its employees are good. LITIGATION
     The Company and its subsidiaries are from time to time parties to various legal actions arising in the normal course of business. Management believes that there is no proceeding threatened or pending against the Company or any of its subsidiaries that, if determined adversely, would have a material adverse effect on the business or financial position of the Company or any of its subsidiaries.
     On October 31, 1994, JW Charles Clearing Corp. filed a lawsuit against Carolina First Bank in the Court of Common Pleas in Lexington County, South Carolina. Such action, in general, claims that Carolina First Bank improperly paid approximately $600,000 in checks to Harold McCarley and/or McCarley and Associates, Inc. The complaint seeks actual and punitive damages in an amount to be determined by a jury, plus interest on the damages and other costs. Carolina First Bank has answered the complaint and is vigorously defending such complaint. Carolina First Bank believes that there are valid defenses available to it. In connection with the litigation, Carolina First Bank also expects to make a claim under insurance policies for any losses it may suffer which, if determined to cover the loss, could pay for substantially all of the actual damages, if any, determined to be appropriate by a jury. However, no assurance can be given at this time regarding whether it will be determined that any losses suffered in this litigation will be covered by the insurance policy. Furthermore, the Company is not in a position at this time to assess the likely outcome of the litigation or any damages for which it may become liable. MONETARY POLICY
     The earnings of bank holding companies are affected by the policies of regulatory authorities, including the Federal Reserve Board, in connection with its regulation of the money supply. Various methods employed by the Federal Reserve Board include open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These methods are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may also affect interest rates charged on loans or paid on deposits. The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.
SUPERVISION AND REGULATION
  GENERAL
     The Company and its subsidiaries are extensively regulated under federal and state law. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws may have a material effect on the business and prospects of the Company. The operations of the Company may be affected by possible legislative and regulatory changes and by the monetary policies of the United States.
     THE COMPANY. As a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), the Company is subject to regulation and supervision by the Federal Reserve Board. Under the BHCA, the Company's activities and those of its subsidiaries are limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries or engaging in any other activity that the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. The BHCA prohibits the Company from acquiring direct or indirect control of more than 5% of any class of outstanding voting stock, or substantially all of the assets of any bank, or merging or consolidating with another bank holding company without prior approval of the Federal Reserve Board. The BHCA also prohibits the Company from acquiring control of any bank operating outside the state of South Carolina unless such action is specifically authorized by the statutes of the state where the bank to be acquired is located. See " -- Certain Regulatory Matters -- Interstate Banking."
     Additionally, the BHCA prohibits the Company from engaging in or from acquiring ownership or control of more than 5% of the outstanding voting stock of any company engaged in a nonbanking business unless such business is determined by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be properly incident thereto. The BHCA generally does not place territorial restrictions on the activities of such nonbanking-related entities.
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
     Further, the Federal Deposit Insurance Act, as amended ("FDIA"), authorizes the merger or consolidation of any Bank Insurance Fund ("BIF") member with any Savings Association Insurance Fund ("SAIF") member, the assumption of any liability by any BIF member to pay any deposits of any SAIF member or vice versa, or the transfer of any assets of any BIF member to any SAIF member in consideration for the assumption of liabilities of such BIF member or vice versa, provided that certain conditions are met and, in the case of any acquiring, assuming or resulting depository institution which is a BIF member, such institution continues to make payment of SAIF assessments on the portion of liabilities attributable to any acquired, assumed or merged SAIF-insured institution (or, in the case of any acquiring, assuming or resulting depository institution which is a SAIF member, such institution continues to make payment of BIF assessments on the portion of liabilities attributable to any acquired, assumed or merged BIF-insured institution).
     There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by law and regulatory policy that are designed to minimize potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event the depository institution becomes in danger of defaulting or in default under its obligations to repay deposits. For example, under current federal law, to reduce the likelihood of receivership of an insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (i) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan. Under a policy of the Federal Reserve Board with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. The Federal Reserve Board also has the authority under the BHCA to require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve Board's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal law grants federal bank regulatory authorities additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.
     In addition, the "cross-guarantee" provisions of the FDIA require insured depository institutions under common control to reimburse the FDIC for any loss suffered by either the SAIF or the BIF of the FDIC as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the SAIF or the BIF, or both. The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.
     The Company is subject to the obligations and restrictions described above, and Carolina First Bank and is subject to the cross-guarantee provisions of the FDIA. However, management of the Company currently does not expect that any of these provisions will have any material impact on its operations.
     As a bank holding company registered under the South Carolina Bank Holding Company Act, the Company also is subject to regulation by the South Carolina State Board of Financial Institutions (the "State Board"). Consequently, the Company must receive the approval of the State Board prior to engaging in the acquisitions of banking or nonbanking institutions or assets. The Company must also file with the State Board periodic reports with respect to its financial condition and operations, management, and intercompany relationships between the Company and its subsidiaries.
     CAROLINA FIRST BANK. Carolina First Bank is an FDIC-insured, South Carolina-chartered banking corporation and is subject to various statutory requirements and rules and regulations promulgated and enforced primarily by the State Board and the FDIC. These statutes, rules and regulations relate to insurance of deposits, required reserves, allowable investments, loans, mergers, consolidations, issuance of securities, payment of dividends, establishment of branches and other aspects of the business of Carolina First Bank. The FDIC has broad authority to prohibit Carolina First Bank from engaging in what it determines to be unsafe or unsound banking practices. In addition, federal law imposes a number of restrictions on state-chartered, FDIC-insured banks and their subsidiaries. These restrictions range from prohibitions against engaging as a principal in certain activities to the requirement of prior notification of branch closings. Carolina First Bank also is subject to
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various other state and federal laws and regulations, including state usury laws, laws relating to fiduciaries, consumer credit and equal credit and fair credit reporting laws. Carolina First Bank is not a member of the Federal Reserve System.
     DIVIDENDS. The holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. The holders of the Series 1994 Preferred Stock, Series 1993 Preferred Stock and Series 1993B Preferred Stock are entitled to receive dividends when, as and if declared by the Board of Directors in their discretion out of funds legally available therefor and as set forth in the Company's Articles of Incorporation. For a description of the dividends to which holders of the Series 1994 Preferred Stock, Series 1993 Preferred Stock and the Series 1993B Preferred Stock are entitled, see "Description of Capital Stock." The Company is a legal entity separate and distinct from its subsidiaries and depends for its revenues on the payment of dividends from its subsidiaries. Current federal law would prohibit, except under certain circumstances and with prior regulatory approval, an insured depository institution, such as Carolina First Bank, from paying dividends or making any other capital distribution if, after making the payment or distribution, the institution would be considered "undercapitalized," as that term is defined in applicable regulations. In addition, as a South Carolina-chartered bank, Carolina First Bank is subject to legal limitations on the amount of dividends it is permitted to pay. In particular, Carolina First Bank must receive the approval of the South Carolina Commissioner of Banking prior to paying dividends to the Company.
  CAPITAL ADEQUACY
     THE COMPANY. The Federal Reserve Board has adopted risk-based capital guidelines for bank holding companies. Under these guidelines, the minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is required to be "Tier 1 capital," principally consisting of common stockholders' equity, noncumulative preferred stock, a limited amount of cumulative perpetual preferred stock, and minority interests in the equity accounts of consolidated subsidiaries, less certain goodwill items. The remainder (Tier 2 capital) may consist of a limited amount of subordinated debt and intermediate-term preferred stock, certain hybrid capital instruments and other debt securities, perpetual preferred stock, and a limited amount of the general loan loss allowance. In addition to the risk-based capital guidelines, the Federal Reserve Board has adopted a minimum Tier 1 (leverage) capital ratio under which a bank holding company must maintain a minimum level of Tier 1 capital (as determined under applicable rules) to average total consolidated assets of at least 3% in the case of bank holding companies which have the highest regulatory examination ratios and are not contemplating significant growth or expansion. All other bank holding companies are required to maintain a ratio of at least 100 to 200 basis points above the stated minimum. At March 31, 1995, the Company was in compliance with both the risk-based capital guidelines and the minimum leverage capital ratio, with consolidated Tier 1 capital of 7.47% of risk-weighted assets, total capital of 8.38% of risk-weighted assets and a leverage capital ratio of 5.66%.
     CAROLINA FIRST BANK. As a state-chartered, FDIC-insured institution which is not a member of the Federal Reserve System, Carolina First Bank is subject to capital requirements imposed by the FDIC. The FDIC requires state-chartered nonmember banks to comply with risk-based capital standards substantially similar to those required by the Federal Reserve Board, as described above. The FDIC also requires state-chartered nonmember banks to maintain a minimum leverage ratio similar to that adopted by the Federal Reserve Board. Under the FDIC's leverage capital requirement, state nonmember banks that (a) receive the highest rating during the examination process and (b) are not anticipating or experiencing any significant growth are required to maintain a minimum leverage ratio of 3% of Tier 1 capital to total assets; all other banks (such as Carolina First Bank) are required to maintain a minimum ratio of 100 to 200 basis points above the stated minimum, with an absolute minimum leverage ratio of not less than 4%. At March 31, 1995, Carolina First Bank had Tier 1 capital of 7.37% of risk-weighted assets, total capital of 8.28% of risk-weighted assets, and a leverage capital ratio of 5.77%.
     At December 31, 1994, Carolina First Bank was not adequately capitalized with respect to its total risk-based capital ratio. As a result of the capital deficiency, Carolina First Bank committed to (1) merge CF Savings Bank and Carolina First Bank; (2) consummate the Securitization; (3) have the Company contribute capital of $3.5 million to Carolina First Bank; and (4) sell certain purchased mortgage servicing rights. All of these steps were taken by March 31, 1995 and on such date, Carolina First Bank was adequately capitalized. Carolina First Bank expects that its total risk-based capital ratio will continue to increase as a result of monthly operating results and the consummation of the acquisitions of MNB (which Carolina First Bank expects to consummate in the second quarter of 1995). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources."
  FEDERAL DEPOSIT INSURANCE CORPORATION IMPROVEMENT ACT OF 1991
     FDICIA required each federal banking agency to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risk of nontraditional activities, as well as
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reflect the actual performance and expected risk of loss on multifamily mortgages. The Federal Reserve Board, the FDIC and the OCC have issued a joint advance notice of proposed rulemaking, and have issued a revised proposal, soliciting comments on a proposed framework for implementing these revisions. Under the proposal, an institution's assets, liabilities, and off-balance sheet positions would be weighted by risk factors that approximate the instruments' price sensitivity to a 100 basis point change in interest rates. Institutions with interest rate risk exposure in excess of a threshold level would be required to hold additional capital proportional to that risk. The notice also asked for comments on how the risk-based capital guidelines of each agency may be revised to take account of concentration and credit risk and the risk of nontraditional activities. The Company cannot assess at this point the impact the proposal would have on the capital requirements of the Company or Carolina First Bank.
  INSURANCE

     As an FDIC-insured institution, Carolina First Bank is subject to insurance assessments imposed by the FDIC. Under current law, the insurance assessment to be paid by FDIC-insured institutions shall be as specified in a schedule required to be issued by the FDIC that specifies, at semiannual intervals, target reserve ratios designed to increase the FDIC insurance fund's reserve ratio to 1.25% of estimated insured deposits (or such higher ratio as the FDIC may determine in accordance with the statute) in 15 years. Further, the FDIC is authorized to impose one or more special assessments in any amount deemed necessary to enable repayment of amounts borrowed by the FDIC from the United States Department of the Treasury (the "Treasury Department").

   Effective January 1, 1993, the FDIC implemented a risk-based assessment schedule, having assessments ranging from 0.23% to 0.31% of an institution's average assessment base. The actual assessment to be paid by each FDIC-insured institution is based on the institution's assessment risk classification, which is determined based on whether the institution is considered "well capitalized," "adequately capitalized" or "undercapitalized," as such terms have been defined in applicable federal regulations adopted to implement the prompt corrective action provisions of FDICIA (see " -- Certain Regulatory Matters -- Other Safety and Soundness Regulations"), and whether such institution is considered by its supervisory agency to be financially sound or to have supervisory concerns. As a result of the current provisions of federal law, the assessment rates on deposits could increase over the next 15 years over present levels. Based on the current financial condition and capital levels of Carolina First Bank, the Company does not expect that the current FDIC risk-based assessment schedule will have a material adverse effect on Carolina First Bank's earnings. Carolina First Bank's risk-based insurance assessment currently is set at 0.26% of its average assessment base.
     In connection with the merger of CF Savings Bank into Carolina First Bank and Carolina First Bank's assumption of other SAIF-insured deposits in connection with various acquisitions, approximately 28% of Carolina First Bank's total deposits are subject to SAIF insurance assessments imposed by the FDIC. Under current law, the insurance assessment to be paid by SAIF-insured institutions must be the greater of 0.15% of the institution's average assessment base (as defined) or such rate as the FDIC, in its sole discretion, determines to be appropriate to be able to increase (or maintain) the SAIF reserve ratio to 1.25% of estimated insured deposits (or such higher ratio as the FDIC may determine in accordance with the statute) within a reasonable period of time. From January 1, 1994 through December 31, 1997, the assessment rate must not be less than 0.18% of the institution's average base assessment. In each case, the assessment rate may be higher if the FDIC, in its sole discretion, determines a higher rate to be appropriate. In addition, the FDIC has adopted for SAIF assessments the risked based assessment schedule described above. Carolina First Bank's risk-based insurance assessment on its SAIF-insured deposits has been set at 0.23% of its average assessment base.
  OTHER SAFETY AND SOUNDNESS REGULATIONS
     PROMPT CORRECTIVE ACTION. Current law provides the federal banking agencies with broad powers to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized", "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Under uniform regulations defining such capital levels issued by each of the federal banking agencies, a bank is considered "well capitalized" if it has (i) a total risk-based capital ratio of 10% or greater, (ii) a Tier 1 risk-based capital ratio of 6% or greater, (iii) a leverage ratio of 5% or greater, and (iv) is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure. An "adequately capitalized" bank is defined as one that has (i) a total risk-based capital ratio of 8% or greater, (ii) a Tier 1 risk-based capital ratio of 4% or greater, and (iii) a leverage ratio of 4% or greater (or 3% or greater in the case of a bank with a composite CAMEL rating of 1). A bank is considered (A) "undercapitalized" if it has (i) a total risk-based capital ratio of less than 8%, (ii) a Tier 1 risk-based capital ratio of less than 4%, or (iii) a leverage ratio of less than 4% (or 3% in the case of a bank with a composite CAMEL rating
                                       43
of 1); (B) "significantly undercapitalized" if the bank has (i) a total risk-based capital ratio of less than 6%, or (ii) a Tier 1 risk-based capital ratio of less than 3%, or (iii) a leverage ratio of less than 3%; and (C) "critically undercapitalized" if the bank has a ratio of tangible equity to total assets equal to or less than 2%. The Company and Carolina First Bank each currently meet the definition of adequately capitalized.
  COMMUNITY REINVESTMENT ACT

     Carolina First Bank is subject to the requirements of the CRA. The CRA requires that financial institutions have an affirmative and ongoing obligation to meet the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution's efforts in meeting community credit needs are evaluated as part of the examination process pursuant to twelve assessment factors. These factors also are considered in evaluating mergers, acquisitions and applications to open a branch or facility. Carolina First Bank received an outstanding rating in its most recent evaluation. As a result of a Presidential initiative, each of the federal banking agencies has issued a notice of proposed rulemaking that would replace the current CRA assessment system with a new evaluation system that would rate institutions based on their actual performance (rather than efforts) in meeting community credit needs. The Company currently is studying the proposal and determining whether the regulation, if adopted, would require changes to Carolina First Bank's CRA action plans.

  TRANSACTIONS BETWEEN THE COMPANY, ITS SUBSIDIARIES AND AFFILIATES
     The Company's subsidiaries are subject to certain restrictions on extensions of credit to executive officers, directors, principal stockholders or any related interest of such persons. Extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons; and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. Aggregate limitations on extensions of credit also may apply. The Company's subsidiaries also are subject to certain lending limits and restrictions on overdrafts to such persons.
     Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to the bank holding company or its nonbank subsidiary, on investments in their securities and on the use of their securities as collateral for loans to any borrower. Such restrictions may limit the Company's ability to obtain funds from its bank subsidiary for its cash needs, including funds for acquisitions, interest and operating expenses.
     In addition, under the BHCA and certain regulations of the Federal Reserve Board, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, a subsidiary may not generally require a customer to obtain other services from any other subsidiary or the Company, and may not require the customer to promise not to obtain other services from a competitor, as a condition to an extension of credit to the customer.
  INTERSTATE BANKING
     In 1986, South Carolina adopted legislation which permitted banks and bank holding companies in certain southern states to acquire banks in South Carolina to the extent that such other states had reciprocal legislation which was applicable to South Carolina banks and bank holding companies. The legislation resulted in a number of South Carolina banks being acquired by large out-of-state bank holding companies. Size gives the larger banks certain advantages in competing for business from large corporations. These advantages include higher lending limits and the ability to offer services in other areas of South Carolina and the region. As a result, the Company does not generally attempt to compete for the banking relationships of large corporations, but concentrates its efforts on small to medium-sized businesses and on individuals.
     In July 1994, South Carolina enacted legislation which effectively provides that, after June 30, 1996, out-of-state bank holding companies (including bank holding companies in the Southern Region, as defined under the statute) may acquire other banks or bank holding companies having offices in South Carolina upon the approval of the State Board and assuming compliance with certain other conditions, including that the effect of the transaction not lessen competition and that the laws of the state in which the out-of-state bank holding company filing the applications has its principal place of business permit South Carolina bank holding companies to acquire banks and bank holding companies in that state. Although such legislation may increase takeover activity in South Carolina, the Company does not believe that such legislation will have a material impact on its competitive position.
     Congress recently enacted the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, which will increase the ability of bank holding companies and banks to operate across state lines. Under the Riegle-Neal Interstate
                                       44

Banking and Branching Efficiency Act of 1994, the existing restrictions on interstate acquisitions of banks by bank holding companies will be repealed one year following enactment, such that the Company and any other bank holding company located in South Carolina would be able to acquire a bank located in any other state, and a bank holding company located outside South Carolina could acquire any South Carolina-based bank, in either case subject to certain deposit percentage and other restrictions. The legislation also provides that, unless an individual state elects beforehand either (i) to accelerate the effective date or (ii) to prohibit out-of-state banks from operating interstate branches within its territory, on or after June 1, 1997, adequately capitalized and managed bank holding companies will be able to consolidate their multistate bank operations into a single bank subsidiary and to branch interstate through acquisitions. De novo branching by an out-of-state bank would be permitted only if it is expressly permitted by the laws of the host state. The authority of a bank to establish and operate branches within a state will continue to be subject to applicable state branching laws. The Company believes that this legislation may result in increased takeover activity of South Carolina financial institutions by out-of-state financial institutions. However, the Company does not presently anticipate that such legislation will have a material impact on its operations or future plans.
  CHANGE IN BANK CONTROL
     The BHCA and the Change in Bank Control Act, together with regulations promulgated by the Federal Reserve Board, require that, depending on the particular circumstances, either Federal Reserve Board approval must be obtained or notice must be furnished to the Federal Reserve Board and not disapproved prior to any person or company acquiring control of a bank holding company, such as the Company, subject to certain exemptions for certain transactions. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more but less than 25% of any class of voting securities and either the company has registered securities under Section 12 of the Exchange Act (which the Company has done with respect to the Common Stock) or no other person will own a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure for challenge of the rebuttable control presumption.
  OTHER REGULATIONS
     Interest and certain other charges collected or contracted for by Carolina First Bank are subject to state usury laws and certain federal laws concerning interest rates. The Company's loan operations are also subject to certain federal laws applicable to credit transactions, such as the federal Truth-In-Lending Act governing disclosures of certain terms to consumer borrowers, including investing their assets in loans to low- and moderate-income borrowers, the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligations to help meet the housing needs of the community it serves, the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit, the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies, the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies, and the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws. The deposit operations of the Company also are subject to the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, and the Electronic Funds Transfer Act and Regulations E issues by the Federal Reserve Board to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.
                                       45

                                   MANAGEMENT
SENIOR OFFICERS
     The following persons serve as executive and senior officers of the Company or its subsidiaries.

                                                                                                       COMPANY
                                                                                                       OFFICER
NAME                                    AGE    OFFICES CURRENTLY HELD                                   SINCE
Mack I. Whittle, Jr..................    46    President and Chief Executive Officer of the Company      1986
                                                 and Chairman of Carolina First Bank
William S. Hummers III...............    49    Executive Vice President, Chief Financial Officer and     1988
                                                 Secretary/Treasurer of the Company and Carolina
                                                 First Bank
James W. Terry, Jr...................    46    President of Carolina First Bank                          1991
David L. Morrow......................    43    Executive Vice President of Carolina First Bank           1992
Joseph C. Reynolds...................    49    President of CF Mortgage                                  1993
Charles D. Chamberlain...............    46    Executive Vice President and Senior Commercial            1989
                                                 Lending Officer of Carolina First Bank
H. Bryce Solomon.....................    41    Senior Vice President and Senior Consumer Lending         1989
                                                 Officer of Carolina First Bank
Andrew M. Crane......................    48    Executive Vice President, Investment Management and       1994
                                                 Trust of Carolina First Bank

     Officers are appointed annually and serve at the pleasure of the Board of Directors.
BUSINESS EXPERIENCE OF OFFICERS
     Mack I. Whittle, Jr. is President and CEO of the Company and Chairman of Carolina First Bank. Mr. Whittle has held these positions since the formation of the Company in 1986. From 1986 until 1991, Mr. Whittle also served as President of Carolina First Bank. Mr. Whittle served as Senior Vice President and Regional Officer for Bankers Trust of South Carolina (currently NationsBank of South Carolina, N.A.) from 1982 until May 1986 when he resigned his position in order to organize and form the Company. As a Regional Officer, Mr. Whittle was responsible for all operations of Bankers Trust of South Carolina in the Upstate region of South Carolina.
     William S. Hummers III is the Executive Vice President and Chief Financial Officer of the Company and Carolina First Bank. He joined both the Company and Carolina First Bank in those capacities in 1988. From 1982 to 1986, Mr. Hummers was Senior Vice President and Controller with Southern Bank and Trust, Greenville, South Carolina, which was acquired by First Union National Bank of South Carolina in 1986. From 1986 to 1988, Mr. Hummers was Vice
President -- Management Reporting with First Union Corporation in Charlotte, North Carolina. As Vice President -- Management Reporting, Mr. Hummers was responsible for the preparation and presentation of financial information to senior management and the board of directors.
     James W. Terry, Jr. has served as the President of Carolina First Bank since 1991. From 1986 to 1991, Mr. Terry was Senior Vice President and Regional Executive for First Union National Bank of South Carolina in Greenville, South Carolina. As Regional Executive, Mr. Terry was responsible for all operations of First Union National Bank of South Carolina in the Upstate region of South Carolina. In addition, Mr. Terry was responsible for all commercial real estate lending throughout the state.
     David L. Morrow has served as Executive Vice President of Carolina First Bank since its merger with CF Savings Bank. From 1992 until such merger, he served as President of CF Savings Bank. From 1988 to 1992, Mr. Morrow was Vice President/City Executive for First Union National Bank of South Carolina in Hilton Head, South Carolina. As City Executive, Mr. Morrow was responsible for commercial lending and branch operations in Hilton Head.
     Joseph C. Reynolds has served as the President of CF Mortgage since 1993. From 1984 until 1993, Mr. Reynolds was Senior Vice President and Chief Mortgage Banking Officer at South Carolina Federal Savings Bank, F.S.B. in Columbia, South Carolina. As Chief Mortgage Banking Officer, Mr. Reynolds was in charge of a mortgage banking operation which had a loan servicing portfolio of over $1 billion.
     Charles D. Chamberlain has served as Executive Vice President and Senior Lending Officer of Carolina First Bank since 1993. Mr. Chamberlain joined Carolina First Bank in 1989 as Senior Commercial Lending Officer in Greenville for Carolina
                                       46

First Bank and served in such capacity until 1993. Prior to 1988, Mr. Chamberlain served as manager of a loan production office in Greenville, South Carolina for First American National Bank, Nashville, Tennessee.
     H. Bryce Solomon, Jr. has served as Senior Vice President of Carolina First Bank in charge of consumer lending since 1989. From 1986 until 1989, Mr. Solomon served as Vice President-Manager of Sales Finance for South Carolina for First Union National Bank of South Carolina. Mr. Solomon served as Vice President and Consumer Loan Manager of Southern Bank from 1984 until 1986, when it was acquired by First Union National Bank of South Carolina. From 1980 to 1984, Mr. Solomon was a Regional Sales Finance Manager for Bankers Trust of South Carolina.
     Andrew M. Crane has served as Executive Vice President of Carolina First Bank in charge of Investment Management and Trust Services since 1994. From 1991 to 1994, Mr. Crane was Executive Vice President for NationsBank in Nashville, Tennessee responsible for private banking in Tennessee and Kentucky. From 1987 to 1991, Mr. Crane was Executive Vice President and Group CEO for C&S National Bank of South Carolina (currently NationsBank of South Carolina, N.A.) responsible for commercial and retail banking in a six-county area of South Carolina.
DIRECTORS
     The following table sets forth the current directors of the Company.

NAME                                                     AGE    DIRECTORSHIPS WITH COMPANY AND ITS SUBSIDIARIES
William R. Timmons, Jr................................    70    Chairman of the Company's Board of Directors and
                                                                  Director of Carolina First Bank
Mack I. Whittle, Jr...................................    46    Director of the Company and Carolina First Bank
William S. Hummers III................................    49    Director of the Company and Carolina First Bank
Judd B. Farr..........................................    67    Director of the Company and Carolina First Bank
C. Claymon Grimes, Jr.................................    71    Director of the Company and Carolina First Bank
M. Dexter Hagy........................................    49    Director of the Company and Carolina First Bank
Robert E. Hamby, Jr...................................    47    Director of the Company and Carolina First Bank
R. Glenn Hilliard.....................................    51    Director of the Company
Richard E. Ingram.....................................    52    Director of the Company and Carolina First Bank
Charles B. Schooler...................................    65    Director of the Company and Carolina First Bank
Elizabeth P. Stall....................................    62    Director of the Company and Carolina First Bank
William M. Webster III................................    60    Director of the Company and Carolina First Bank

     Mack I. Whittle, Jr. is President and CEO of the Company and Chairman of Carolina First Bank. Mr. Whittle has held these positions since the formation of the Company in 1986. From 1986 until 1991, Mr. Whittle also served as President of Carolina First Bank. Mr. Whittle served as Senior Vice President and Regional Officer for Bankers Trust of South Carolina (currently NationsBank of South Carolina, N.A.) from 1982 until May 1986 when he resigned his position in order to organize and form the Company.
     William R. Timmons, Jr. is currently Chairman of the Board of the Company. He has been a Director since its formation in 1986. Mr. Timmons is First Vice President and Secretary of Canal Insurance Company, an insurer of commercial motor vehicles. He has held this position since 1947.
     William S. Hummers III is Executive Vice President and Chief Financial Officer of the Company and Carolina First Bank. He joined the Company and Carolina First Bank in those capacities in 1988. From 1982 to 1986, Mr. Hummers was Senior Vice President and Controller with Southern Bank and Trust, Greenville, South Carolina, which was acquired by First Union National Bank of South Carolina in 1986. From 1986 to 1988, Mr. Hummers was Vice President-Management Reporting with First Union Corporation in Charlotte, North Carolina. Mr. Hummers became a Director of the Company in 1990.

     Judd B. Farr is the owner and President of Greenco Beverage, Inc., a distributorship headquartered in Greenville, South Carolina. Mr. Farr has served as President since the opening of Greenco Beverage, Inc. in 1965.

     C. Claymon Grimes, Jr. is an attorney in private practice in Georgetown, South Carolina. He served as Director of CF Savings Bank from 1965 until its merger with Carolina First Bank and came on the Board of the Company in 1990 after the acquisition of CF Savings Bank by the Company.
     Robert E. Hamby, Jr. is Senior Vice President-Finance and Administration and Chief Financial Officer of Multimedia, Inc., a diversified media company headquartered in Greenville, South Carolina that owns and operates newspapers, television
                                       47
and radio stations, cable television systems and media productions. Mr. Hamby became Multimedia, Inc.'s Chief Financial Officer in 1987 and Senior Vice President in 1993. Prior to 1985, when Mr. Hamby first became affiliated with Multimedia, Inc., Mr. Hamby was a partner in the accounting firm of KPMG Peat Marwick. Mr. Hamby became a Company Director in December 1993.
     M. Dexter Hagy is President of Vaxa Corporation, an investment holding company located in Greenville, South Carolina. From 1984 until 1987, Mr. Hagy served as a senior executive officer of James River Corporation with responsibility for its nonwoven fiber business. In 1987, Mr. Hagy resigned this position to form Vaxa Corporation. From 1991 through 1993, Mr. Hagy (through Vaxa Corporation) owned and operated Siteguard Security Holding Company, a security alarm business which was sold in 1993. Mr. Hagy became a Company Director in December 1993.
     R. Glenn Hilliard has been a Director of the Company since its formation in 1986. Since 1989, he has served as President and CEO of ING Life Companies in U.S. Prior to 1989, he was Chairman and CEO of Liberty Life Insurance Company in Greenville, South Carolina.
     Richard E. Ingram has been a Director of the Company since its formation in 1986. Mr. Ingram is currently Chairman of Builder Marts of America, Inc., a company engaged in the wholesale distribution of building materials. From 1988 until 1993, Mr. Ingram served as Chairman and Chief Executive Officer of Builder Marts of America, Inc. Mr. Ingram is also Chief Executive Officer of Snyder's Auto Sales, Inc., a company which operates a car dealership in Greenville, South Carolina. He has held such position since 1993. Mr. Ingram is also a director of Synalloy Corporation.
     Charles B. Schooler is a Doctor of Optometry in Georgetown, South Carolina. He served as Director of CF Savings Bank from 1965 until its merger with Carolina First Bank and became a Director of the Company in 1990 upon the acquisition of CF Savings Bank by the Company.
     Elizabeth P. Stall has been a Director of the Company since its formation in 1986. She is a private investor in Greenville, South Carolina. Ms. Stall is also a director of Multimedia, Inc. of Greenville, South Carolina. Multimedia, Inc. is a diversified media company headquartered in Greenville, South Carolina which owns and operates newspapers, television and radio stations, cable television systems, security systems and media productions.
     William M. Webster III has been a Director of the Company since its formation in 1986. He is currently a partner in Carabo Capital, a company which invests in commercial property.
                              DESCRIPTION OF NOTES
     The Notes will be limited to $26,450,000 aggregate principal amount and will mature on September 1, 2005. Interest on the Notes will be payable at the rate per annum shown on the cover page of this Prospectus from the date of delivery of the Notes, or from the most recent Interest Payment Date to which interest has been paid or provided for, quarterly on the first day of March, June, September and December in each year, commencing on September 1, 1995, to the persons in whose names the Notes are registered at the close of business on the 15th day of February, May, August and November, as the case may be, immediately preceding such Interest Payment Date. The Notes are redeemable, in whole or in part, at the option of the Company, at any time on or after September 1, 2000, at 100% of the principal amount, plus accrued interest. GENERAL
     The following sets forth certain general terms and provisions of the Notes offered hereby. The Notes are to be issued under an Indenture dated as of April 1, 1995 (the "Indenture"), between the Company and First American National Bank, as trustee (the "Trustee"). A copy of the Indenture is an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections, Articles or defined terms of the Indenture are referred to, it is intended that such Sections, Articles or defined terms shall be incorporated herein by reference. Article and Section references used herein are references to the Indenture. Capitalized terms not otherwise defined in this Prospectus shall have the meanings given to them in the Indenture. As used herein, the term "Securities" includes all securities which may be issued pursuant to the Indenture, and includes the Notes.
     The Notes will be unsecured and will be subordinated and junior to all Senior Indebtedness (as defined below under "Subordination of Notes") and, in certain circumstances relating to the dissolution, winding-up, liquidation or reorganization of the Company, to all Additional Senior Obligations (as defined below under "Subordination of Notes"). The Indenture does
                                       48
not contain covenants prohibiting the Company from disposing of voting stock of its subsidiaries, including the stock of any of its banking subsidiaries. Events of default as to which payment of the principal of the Notes may be accelerated are limited to events relating to the bankruptcy of the Company. See "Subordination of Notes" and "Events of Default; Limited Rights of Acceleration."
     The Indenture does not limit the amount of securities that may be issued thereunder and provides that securities may be issued thereunder from time to time in one or more series. (Section 301) As noted above, the Notes will be unsecured, subordinated obligations of the Company. Neither the Indenture nor the Notes will limit or otherwise restrict the amount of other indebtedness which may be incurred or the other securities which may be issued by the Company or any of its subsidiaries. In addition, the Indenture and the Notes will not contain any provision that would provide protection to the Holders of the Notes against a sudden and dramatic decline in credit quality resulting from a takeover, recapitalization or similar restructuring of the Company or other event involving the Company that may adversely affect the credit quality of the Company.
     Because the Company is a holding company, its rights and the rights of its creditors, including the holders of the Notes, to participate in the assets of any subsidiary upon the liquidation or reorganization of such a subsidiary will be subject to the prior claims of such subsidiaries' creditors (including, in the case of a subsidiary bank, its depositors) except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary. Claims on subsidiaries of the Company by creditors other than the Company include claims with respect to long-term debt and substantial obligations with respect to deposit liabilities, federal funds purchased, securities sold under repurchase agreements and other short-term borrowings.
     Principal of and interest on the Notes will be payable at the office or agency of Carolina First Bank as Paying Agent maintained for such purpose in Greenville, South Carolina and at any other office or agency maintained by the Company for such purpose, except that, at the option of the Company, interest may be paid by mailing a check to the address of the person entitled thereto as it appears on the Security Register. The transfer of Notes (other than Book-Entry Securities) will be registrable at the corporate trust office of Carolina First Bank as Registrar in Greenville, South Carolina. (Sections 301, 305 and 1002) Interest on the Notes will be payable to the person in whose name the Notes are registered at the close of business on the Regular Record Date (the 15th day of February, May, August and November) designated for an Interest Payment Date. (Section 307) The Notes will be issued only in fully registered form without coupons and in denominations of $1,000 or integral multiples thereof. (Section 302) No service charge will be required for any registration of transfer or exchange of the Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith other than certain exchanges not involving any transfer. (Section 305)
BOOK-ENTRY SECURITIES
     The Notes will be issued in the form of one or more book-entry securities (the "Book-Entry Securities") deposited with The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC (Section 301). The term "Depositary" refers to DTC or any successor depositary. In such a case, one or more Book-Entry Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Notes represented by such Book-Entry Securities. Except as set forth below, the Notes will be available for purchase in denominations of $1,000 and integral multiples thereof in book-entry form only. Unless and until it is exchanged in whole or in part for Notes in definitive registered form, a Book-Entry Security may not be transferred except as a whole by the Depositary for such Book-Entry Security to a nominee of such Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of such successor. (Section 305).
     DTC has advised the Company that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities of persons who have accounts with DTC ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.
     Upon the issuance of a Book-Entry Security, the Depositary for such Book-Entry Security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Book-Entry
                                       49

Security to the accounts of persons that have accounts with such Depositary ("participants"). Such accounts shall be designated by the Underwriters or agents with respect to such Notes or by the Company if such Notes are offered and sold directly by the Company. Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants"). Persons who are not participants may beneficially own Book-Entry Securities held by the Depositary only through participants or indirect participants.
     Ownership of beneficial interests in any Book-Entry Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of participants) for such Book-Entry Security and on the records of participants (with respect to interests of indirect participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws, as well as the limits on participation in the Depositary's book-entry system, may impair the ability to transfer beneficial interests in a Book-Entry Security.
     So long as the Depositary or its nominee is the registered owner of a Book-Entry Security, such Depositary or such nominee will be considered the sole owner or holder of the Notes represented by such Book-Entry Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in Notes represented by Book-Entry Securities will not be entitled to have Notes represented by such Book-Entry Security registered in their names, will not receive or be entitled to receive physical delivery of such Notes in definitive form, and will not be considered the owners or holders thereof under the Indenture.
     Payments of principal of and interest on Notes registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Book-Entry Security representing such Notes. The Company expects that the Depositary or its nominee, upon receipt of any payment of principal or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Book-Entry Security for such Notes, as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants and indirect participants to owners of beneficial interests in such Book-Entry Security held through such persons will be governed by standing instructions and customary practices, as is now the case with securities registered in "street name," and will be the responsibility of such participants and indirect participants. Neither the Company, the Trustee, any Authenticating Agent, any Paying Agent nor the Security Registrar for the Notes will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Book-Entry Security for the Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. (Section 311)
     If the Depositary for the Notes notifies the Company that it is unwilling or unable to continue as Depositary or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act, the Company has agreed to appoint a successor depositary. If such a successor is not appointed by the Company with 90 days, the Company will issue the Notes in definitive registered form in exchange for the Book-Entry Security representing such Notes. In addition, the Company may at any time and in its sole discretion determine that the Notes issued in the form of one or more Book-Entry Securities shall no longer be represented by such Book-Entry Security or Securities and, in such event, will issue the Notes in definitive registered form in exchange for such Book-Entry Security or Securities representing such Notes. Further, if the Company so specifies with respect to the Notes, or if an Event of Default, or an event which with notice, lapse of time or both would be an Event of Default with respect to the Notes has occurred and is continuing, an owner of a beneficial interest in a Book-Entry Security representing Notes may receive Notes in definitive registered form. In any such instance, an owner of a beneficial interest in a Book-Entry Security will be entitled to physical delivery in definitive registered form of Notes represented by such Book-Entry Security equal in principal amount to such beneficial interest and to have such Notes registered in its name. (Section 305) Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.
SUBORDINATION OF NOTES
     The Notes will be direct, unsecured obligations of the Company and will be subordinate to all Senior Indebtedness of the Company and, under certain circumstances relating to the dissolution, winding-up, liquidation or reorganization of the Company, to all Additional Senior Obligations of the Company, as described below (Article Thirteen). The Indenture does not limit or prohibit the incurrence of Senior Indebtedness or Additional Senior Obligations. As of March 31, 1995, the Company had outstanding approximately $1.2 million of Senior Indebtedness and no Additional Senior Obligations.
                                       50

     "Senior Indebtedness" is defined in the Indenture to mean (a) all indebtedness of the Company, including indebtedness to general creditors, whether now outstanding or subsequently created, assumed or incurred, other than
(i) the Securities, (ii) any obligation Ranking on a Parity with the Securities, or (iii) any obligation Ranking Junior to the Securities and (b) any deferrals, renewals or extensions of any such Senior Indebtedness. The term "indebtedness of the Company for money borrowed" shall mean any obligation of, or any obligation guaranteed by, the Company for repayment of money borrowed, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligations for payment of the purchase price of property or assets acquired other than in the ordinary course of business. "Additional Senior Obligations" is defined in the Indenture to mean all indebtedness of the Company, whether now outstanding or subsequently created, assumed or incurred, for claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements; provided, however, that Additional Senior Obligations do not include (a) any claims in respect of Senior Indebtedness, or (b) any obligations (i) Ranking Junior to the Securities, or (ii) Ranking on a Parity with the Securities. For purposes of this definition, "claims" shall have the meaning assigned thereto in Section 101(4) of the United States Bankruptcy Code of 1978. Section 101 of the Indenture does not limit or prohibit the incurrence of Senior Indebtedness or Additional Senior Obligations.
     The term "Ranking Junior to the Securities" is defined in the Indenture to mean any obligation of the Company which (a) ranks junior to and not equally with or prior to the Securities in right of payment upon the happening of any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshaling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to the Company as a whole, whether voluntary or involuntary, and (b) is specifically designated as ranking junior to the Securities by express provisions in the instrument creating or evidencing such obligation.
     The term "Ranking on a Parity with the Securities" is defined in the Indenture to mean any obligation of the Company which (a) ranks equally with and not prior to the Securities in right of payment upon the happening of any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to the Company as a whole, whether voluntary or involuntary, and (b) is specifically designated as ranking on a parity with the Securities by express provision in the instrument creating or evidencing such obligation. (Section 101)
     The Securities (including the Notes) will be subordinate in right of payment to all Senior Indebtedness, as provided in the Indenture. No payment on account of the principal of and premium, if any, or interest in respect of the Securities may be made if there shall have occurred and be continuing a default in payment with respect to Senior Indebtedness or an event of default with respect to any Senior Indebtedness resulting in the acceleration of the maturity thereof. Upon any payment or distribution of assets to creditors upon any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to the Company as a whole, whether voluntary or involuntary, (a) the holders of all Senior Indebtedness will first be entitled to receive payment in full before the Holders of the Securities will be entitled to receive any payment in respect of the principal of and premium, if any, or interest on the Securities, and (b) if after giving effect to the operation of clause (a) above, (i) any amount of cash, property or securities remains available for payment or distribution in respect of the Securities ("Excess Proceeds"), and (ii) creditors in respect of Additional Senior Obligations have not received payment in full of amounts due or to become due thereon or payment of such amounts has not been duly provided for, then such Excess Proceeds shall first be applied to pay or provide for the payment in full of all such Additional Senior Obligations before any payment may be made on the Securities. If the Holders of Securities receive payment and are aware at the time of receiving payment that all Senior Indebtedness and Additional Senior Obligations have not been paid in full, then such payment shall be held in trust for the benefit of the holders of Senior Indebtedness and/or Additional Senior Obligations, as the case may be. (Section 1301) By reason of such subordination, in the event of insolvency, Holders of the Securities may recover less, ratably, than holders of Senior Indebtedness and holders of Additional Senior Obligations.
EVENTS OF DEFAULT; LIMITED RIGHTS OF ACCELERATION
     The Indenture (with respect to the any Security issued thereunder, including the Notes) defines an "Event of Default" as any one of the following events (whatever the reason and whether it be occasioned by the subordination provisions or be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body): (a) failure to pay any interest on any Security when due and payable, continued for 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture;
(b) failure to pay principal of or any premium on any Security when due; (c) failure to deposit any sinking fund payment, when due, in respect of any Security, whether or not such payment is prohibited by the subordination provisions of
                                       51
the Indenture; (d) failure to perform any other covenants or warranties of the Company in the Indenture or in any instrument evidencing indebtedness for borrowed money in an aggregate principal amount exceeding $1 million of the Company continued for 30 days after written notice as provided in the Indenture;
(e) the entry of a decree or order for relief in respect of the Company by a court having jurisdiction in the premises in an involuntary case under Federal or state bankruptcy laws and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; (f) the commencement by the Company of a voluntary case under Federal or state bankruptcy laws or the consent by the Company to the entry of a decree or order for relief in an involuntary case under any such law; (g) the consent by the Company to the appointment of a receiver of the Company or of a Principal Subsidiary Bank; (h) the admission by the Company or by a Principal Subsidiary Bank of its insolvency or inability to pay its debts generally as they become due; (i) the acceleration of any indebtedness for borrowed money in an aggregate principal amount exceeding $1 million of the Company or of a Principal Subsidiary Bank in certain circumstances including the giving of notice; and (j) any other Event of Default provided with respect to a specific series of Securities. (Section 501)

     The payment of the principal of the Notes may be accelerated only upon the occurrence of an Event of Default described in clause (e) or clause (f) of the preceding paragraph (a "Bankruptcy Event of Default") and there is no right of acceleration of the payment of principal of the Notes upon a default in the payment of principal or interest, if any, or in the performance of any covenant or agreement in the Notes or Indenture or other default. In the event of a default in the payment of principal or interest, if any, or the performance of any covenant or agreement in the Notes or Indenture, or other default described in the preceding paragraph, the Trustee, subject to certain limitations and conditions, may institute judicial proceedings to enforce payment of such principal or interest, if any, or to obtain the performance of such covenant or agreement or any other proper remedy, including, in certain circumstances, the appointment of a non-voting observer who may attend meetings of the Company's Board of Directors. Furthermore, upon an Event of Default, the Company shall be precluded from paying dividends on all outstanding equity securities of the Company until such Event of Default is remedied. (Section 503) Under certain circumstances, the Trustee may withhold notice to the Holders of the Notes in a default if the Trustee in good faith determines that the withholding of such notice is in the best interest of such Holders, and the Trustee shall withhold such notice for certain defaults for a period of 30 days. (Section 602)

     If a Bankruptcy Event of Default with respect to the Notes occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes may declare the principal amount of all the Notes to be due and payable immediately. At any time after a declaration of acceleration with respect to the Notes has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of the Notes may, under certain circumstances, rescind and annul such acceleration. (Section 502)
     The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee and to certain other conditions, the Holders of a majority in aggregate principal amount of the Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Notes. (Section 512)
     No Holder of the Notes will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or trustee or for any remedy thereunder, unless such Holder shall have previously given to the Trustee under the Indenture written notice of a continuing Event of Default and unless the Holders of at least 25% in aggregate principal amount of the Notes shall have made written request, and offered reasonable indemnity, to such Trustee to institute such proceeding as trustee, and such Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Note for enforcement of payment of the principal of and interest on such Note on or after the respective due dates expressed in the Note. (Section 508)
     The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 1006)
REDEMPTION IN THE EVENT OF DEATH OF A HOLDER
     Unless the Notes have been declared due and payable prior to their maturity by reason of a Bankruptcy Event of Default, the Company will, at any time upon the death of any Holder, redeem Notes within sixty days following receipt by the Trustee of a written request therefor from such Holder's personal representative, or surviving joint tenant(s), tenant by the entirety or
                                       52
tenant(s) in common, subject to the limitations that the Company will not be obligated to redeem, during an initial period beginning with the original issuance of the Notes and ending May 1, 1996, or during any twelve (12) month period ending May 1 thereafter, (A) the portion of a Note or Notes presented by a Holder exceeding an aggregate principal amount of $25,000 per Holder or (B) Notes in an aggregate principal amount exceeding $460,000 (plus, to the extent that the Underwriters exercise their over-allotment option, 2% of the principal amount of the Notes purchased upon exercise of the over-allotment option; provided that, in no event, shall the maximum aggregate principal amount of Notes which the Company may be obligated to redeem in any such twelve month period exceed $529,000); further references herein to the $460,000 aggregate principal amount limitations shall be deemed to include such higher figure, not exceeding $529,000, to the extent the Underwriters exercise their over-allotment option.
     Notes will be redeemed in order of their receipt by the Trustee. Notes may be presented for redemption by delivering to the Trustee: (A) a written request for redemption, in form satisfactory to the Trustee, signed by the registered Holder's duly authorized representative, (B) the Note to be redeemed, free and clear of any liens or encumbrances of any kind, and (C) appropriate evidence of death of a Holder and appropriate evidence of authority of his representative to make such request. The price to be paid by the Company for all Notes or portions thereof presented to it pursuant to these provisions is 100% of the principal amount thereof or portion thereof plus accrued but unpaid interest to the date of payment. Any acquisition of Notes by the Company other than by redemption upon the death of a Holder shall not be included in the computation of either the $25,000 or $460,000 limitation for any period.
     A Note held in tenancy by the entirety, joint tenancy or tenancy in common will be deemed to be held by a single Holder and the death of a tenant by the entirety, joint tenant or tenant in common will be deemed the death of a Holder. The death of a person, who, during his lifetime, was entitled to substantially all of the beneficial interests of ownership of a Note will be deemed the death of the Holder, regardless of the registered Holder, if such beneficial interest can be established to the satisfaction of the Trustee. For purposes of a Holder's request for redemption and a request for redemption on behalf of a deceased holder, such beneficial interest shall be deemed to exist in cases of street name or nominee ownership, ownership under the Uniform Gifts to Minors Act, community property or other joint ownership arrangements between a husband and wife (including individual retirement accounts or Keogh [H.R. 10] plans maintained solely by or for the Holder or decedent or by or for the Holder or decedent and his spouse), and trusts and certain other arrangements where a person has substantially all of the beneficial ownership interests in the Notes during his lifetime. Beneficial interests shall include the power to sell, transfer or otherwise dispose of a Note and the right to receive the proceeds therefrom, as well as interest and principal payable with respect thereto.
     In the case of Notes registered as Book-Entry Securities in the name of DTC or its nominee or Notes registered in the names of banks, trust companies or broker-dealers who are members of a national securities exchange or the National Association of Securities Dealers, Inc. ("Qualified Institutions"), the $25,000 limitation shall apply to each beneficial owner of Notes held by a Qualified Institution and the death of such beneficial owner shall entitle a Qualified Institution to seek redemption of such Notes as if the deceased beneficial owner were the record Holder. Such Qualified Institution, in its request for redemption on behalf of such beneficial owners, must submit evidence, satisfactory to the Trustee, that it directly or indirectly hold Notes on behalf of such beneficial owner and must certify that the aggregate amount of requests for redemption tendered by such Qualified Institution on behalf of such beneficial owner in the initial period ending May 1, 1996 or in any subsequent twelve month period does not exceed $25,000.
     In the case of any Notes which are presented for redemption in part only, upon such redemption the Company shall execute and the Trustee shall authenticate and deliver to or on the order of the Holder of such Notes, without service charge, a new Note(s), of any authorized denomination or denominations as requested by such Holder, in aggregate principal amount equal to the unredeemed portion of the principal of the Notes so presented.
     Any Notes presented for redemption at the option of the Holder upon death may be withdrawn by the person(s) presenting the same upon delivery of a written request for such withdrawal to the Trustee. The Company may not use any Notes purchased in the open market as a credit against its redemption obligations hereunder.
     The Trustee shall maintain at its main office a register (the "Redemption Register") in which it shall record, in order of receipt, all requests for redemption received by the Trustee upon the death of a Holder. Unless withdrawn, all such requests shall remain in effect during the period in which they are received and thereafter from period to period, until the Notes which are the subject of such request have been redeemed. The Company's obligation to prepay Notes tendered for prepayment is not cumulative.
                                       53

MODIFICATION AND WAIVER
     Modification and amendment of the Indenture may be made by the Company and the Trustee under the Indenture with the consent of the Holders of not less than a 66 2/3% in aggregate principal amount of the Outstanding Securities of each series issued under the Indenture (including the Notes) and affected by the modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holders of each Outstanding Security of the series (including the Notes) affected thereby (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Security of such series (including the Notes); (b) reduce the principal amount of or premium, if any, or interest on, any Security of any series (including the Notes and including in the case of an Original Issue Discount Security the amount payable upon acceleration of the maturity thereof); (c) change the place or currency of payment of principal of or the premium, if any, or interest on any Security of such series (including the Notes); (d) impair the right to institute suit for the enforcement of any payment on any Security of such series (including the Notes) on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date); (e) modify the subordination provision in a manner adverse to the Holders of the Notes of such series (including the Notes); or (f) reduce the percentage in principal amount of Outstanding Securities of any series (including the Notes), the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)
     The Holders of at least a 66 2/3% in aggregate principal amount of the Outstanding Securities of any series (including the Notes) may, on behalf of all Holders of that series of Securities, waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1007) The Holders of a majority in aggregate principal amount of the Outstanding Securities of any series may, on behalf of all Holders of that series of Securities, waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest and in respect of certain covenants. (Section 513) CONSOLIDATION, MERGER AND SALE OF ASSETS
     The Company may not consolidate with or merge into any other corporation or transfer or sell, convey, exchange, transfer or lease its properties and assets substantially as an entirety to any Person, unless (a) any successor or purchaser is a corporation organized under the laws of any domestic jurisdiction; (b) any such successor or purchaser expressly assumes the Company's obligations on such Securities and under the Indenture; (c) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and (d) certain other conditions are met. (Section 801)
ASSUMPTION BY SUBSIDIARY
     A Subsidiary may assume the Company's obligations under the Indenture (including the Company's obligation to pay principal of and premium, if any, and interest on the Securities (including the Notes), but excluding the Company's obligation to comply with certain covenants provided that (a) such Subsidiary expressly assumes the Company's obligations under the Indenture; (b) the Company guarantees such Subsidiary's obligations; (c) such Subsidiary agrees to indemnify each Holder against certain taxes and expenses relating to, or incurred directly in connection with, such assumption; (d) immediately after giving effect to the assumption, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing; (e) certain Opinions of Counsel and Officers' Certificates are delivered to the Trustee; and (f) certain other obligations are met. (Section 803)
THE TRUSTEE

     First American National Bank is the Trustee under the Indenture. The Trustee or its affiliates from time to time conducts banking transactions with the Company and its subsidiaries in the ordinary course of business. The Indenture provides for the indemnification of the Trustee by the Company under certain circumstances.

                                  UNDERWRITING
     Pursuant to the Underwriting Agreement and subject to the terms and conditions thereof, the Underwriters named below have agreed, severally, to purchase from the Company the principal amount of Notes set forth opposite their respective names.

                                                                                                               PRINCIPAL AMOUNT
NAME OF UNDERWRITER                                                                                                OF NOTES
J.C. Bradford & Co. ........................................................................................     $  7,666,667
Interstate/Johnson Lane Corporation.........................................................................        7,666,667
Morgan Keegan and Company, Inc. ............................................................................        7,666,666
  Total.....................................................................................................     $ 23,000,000

     The Company may offer and sell Notes directly to a limited number of other purchasers.
     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions contained therein, to purchase all the Notes offered hereby if any such Notes are purchased.
     The Company has been advised that the Underwriters propose initially to offer the Notes to the public at the interest rate set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $          . The Underwriters may allow and such dealers may reallow a
concession not in excess of $          to certain other dealers. After the
initial public offering, the public offering price and such concessions may be changed.
     The offering of the Notes is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the Notes.
     The Company has granted to the Underwriters an option, exercisable not later than 30 days from the date of this Prospectus, to purchase up to an additional $3,450,000 principal amount of Notes to cover over-allotments. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the percentage thereof which the principal amount of Notes to be purchased by it shown in the table above bears to $23,000,000 and the Company will be obligated, pursuant to the option, to sell such Notes to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Notes offered hereby. If purchased, the Underwriters will sell such additional Notes on the same terms as those on which the $23,000,000 of Notes are being offered.
     The Underwriting Agreement provides that the Company will indemnify the Underwriters and controlling persons, if any, against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments which the Underwriters or any such controlling persons may be required to make in respect thereof.
                                    EXPERTS
     The consolidated financial statements and the supplemental consolidated financial statements of the Company incorporated by reference herein as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994 have been so incorporated by reference in reliance on the reports of Elliott, Davis & Company, L.L.P., independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.
                                 LEGAL MATTERS
     Certain legal matters, including, among other things, the validity of the Notes offered hereby, have been passed upon by Wyche, Burgess, Freeman & Parham, P.A., counsel to the Company.
     Counsel for the Underwriters is Nelson Mullins Riley & Scarborough, L.L.P.
                                       55

                             ADDITIONAL INFORMATION
     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement,") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and in the exhibits thereto. Certain items were omitted in accordance with the rules and regulations of the Commission. Any interested party may inspect the Registration Statement without charge at the public reference facilities of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and may obtain copies of all or any part of it from the Commission upon payment of the fees prescribed by the Commission. Statements contained herein which refer to a document filed as an exhibit to the Registration Statement are qualified in their entirety by reference to the copy of such document filed with the Commission.
                                       56

     NO DEALER, SALESMAN, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT BE LEGALLY MADE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                               TABLE OF CONTENTS

                                                        PAGE
Available Information................................     2
Incorporation of Certain Information by
  Reference..........................................     2
Prospectus Summary...................................     3
The Company..........................................     6
Recent Acquisitions..................................     6
Risk Factors.........................................     7
Use of Proceeds......................................     8
Capitalization.......................................     9
Selected Consolidated Financial Data.................    10
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.........................................    11
Unaudited Pro Forma Combined Condensed Financial
  Information........................................    31
Business.............................................    34
Management...........................................    46
Description of Notes.................................    48
Underwriting.........................................    55
Experts..............................................    55
Legal Matters........................................    55
Additional Information...............................    56

                                  $23,000,000

                 (Carolina First Corporation logo appears here)
                              % SUBORDINATED NOTES
                                    DUE 2005
                                   PROSPECTUS
                               J.C. Bradford &Co.
                            Interstate/Johnson Lane
                                  Corporation
                         Morgan Keegan & Company, Inc.
                                  MAY   , 1995

                                    PART-II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS
ITEM 14: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
     The expenses in connection with the sale of the Notes offered hereby, other than underwriting discounts and commissions, are estimated as follows:

Securities and Exchange Commission registration fee.......................................   $  9,121
National Association of Securities Dealers, Inc. filing fee...............................      3,145
Printing and engraving....................................................................     80,000
Legal fees and expenses...................................................................    100,000
Accounting fees and expenses..............................................................     70,000
Blue Sky qualifications, related legal fees and expenses..................................     15,000
Miscellaneous.............................................................................     22,734
       TOTAL..............................................................................   $300,000

ITEM 15: INDEMNIFICATION OF DIRECTORS AND OFFICERS
     Reference is made to Chapter 8, Article 5 of Title 33 of the 1976 Code of Laws of South Carolina, as amended, which provides for indemnification of officers and directors of South Carolina corporations in certain instances in connection with legal proceedings involving any such persons because of being or having been an officer or director. The Company's Bylaws provide (i) that the Corporation shall indemnify any individual made a party to a proceeding because he is or was a Director of the Corporation against liability incurred in the proceeding to the fullest extent permitted by law, and (ii) that the Corporation shall pay for or reimburse the reasonable expenses incurred by a Director who is a party to a proceeding in advance of final disposition of the proceeding to the fullest extent permitted by law. The Company has entered into indemnification agreements with each of its Directors, which generally makes the above-referenced Bylaws provisions the basis of a contract between the Company and each director.
     Chapter 8, Article 5 of Title 33 of the 1976 Code of Laws of South Carolina, as amended, also permits a corporation to purchase and maintain insurance on behalf of a person who is or was an officer or director. The Company maintains directors' and officers' liability insurance.
     Reference is made to Chapter 2 of Title 33 of the 1976 Code of Laws of South Carolina, as amended respecting the limitation in a corporation's articles of incorporation of the personal liability of a director for breach of the director's fiduciary duty. Reference is made to the Company's Articles of Amendment filed with the South Carolina Secretary of State on April 18, 1989 which state: "A director of the corporation shall not be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not be deemed to eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involved gross negligence, intentional misconduct, or a knowing violation of law, (iii) imposed under Section 33-8-330 of the South Carolina Corporations Law (improper distribution to shareholder), or (iv) for any transaction from which the director derived an improper personal benefit."
ITEM 16: EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
     (A) LISTING OF EXHIBITS:

EXHIBIT
  1.1    Form of Underwriting Agreement.*

  3.1    Articles of Incorporation, as amended. Incorporated by reference to Exhibit 3.1 of the Company's Registration
         Statement on Form S-4, Commission File No. 33-57389.

  3.2    Bylaws: Incorporated by reference to Exhibit 4.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993, Commission File No. 0-15083.

  4.1    Specimen CFC Common Stock certificate: Incorporated by reference to Exhibit 4.1 of the Company's Registration
         Statement on Form S-1, Commission File No. 33-7470.

  4.2    Specimen Noncumulative Convertible Preferred Stock Series 1993 certificate: Incorporated by reference to Exhibit 4.3 from the Company's Registration Statement on Form S-2, Commission File No. 33-57110.


EXHIBIT
  4.3    Specimen Convertible Preferred Stock Series 1993B certificate: Incorporated by reference to Exhibit 4.3 from the
         Company's Registration Statement on Form S-2, Commission File No. 33-75458.

  4.4    Specimen Noncumulative Convertible Preferred Stock Series 1994 certificate: Incorporated by reference to Exhibit
         4.12 from the Company's Registration Statement on Form S-2, Commission File No. 33-75458.

  4.5    Articles of Incorporation: Included as Exhibit 3.1.

  4.6    Bylaws: Included as Exhibit 3.2.

  4.7    Series 1993 Preferred Stock Dividend Reinvestment Plan: Incorporated by reference to the Prospectus in the Company's
         Registration Statement on Form S-3, Commission File No. 33-72868.

  4.8    Common Stock Dividend Reinvestment Plan: Incorporated by reference to the Prospectus in the Company's Registration
         Statement on Form S-3, Commission File No. 33-73280.

  4.9    Series 1994 Preferred Stock Dividend Reinvestment Plan: Incorporated by reference to the Prospectus in the Company's
         Registration Statement on Form S-3, Commission File No. 33-79774.

  4.10   Shareholders' Rights Agreement: Incorporated by reference to Exhibit 2 of the Company's Current Report on Form 8-K
         dated November 9, 1993, Commission File No. 0-15083.

  4.11   Form of Indenture between the Company and First American National Bank, as Trustee.*

  4.12   Form of Subordinated Note due 2005.*

  5.1    Opinion of Wyche, Burgess, Freeman & Parham, P.A. regarding the Notes.*

 10.1    Carolina First Restricted Stock Plan: Incorporated by reference to Exhibit 99.1 from the Company's Registration
         Statement on Form S-8, Commission File No. 33-82670.

 10.2    Employee Stock Ownership Plan: Incorporated by reference to Exhibit 10.2 of the Company's Annual Report on Form 10-K
         for the year ended December 31, 1991, Commission File No. 0-15083.

 10.3    Amended and Restated Stock Option Plan: Incorporated by reference to Exhibit 99.1 from the Company's Registration
         Statement on Form S-8, Commission File No. 33-80822.

 10.4    Salary Reduction Plan: Incorporated by reference to Exhibit 28.1 of the Company's Registration Statement on Form
         S-8, Commission File No. 33-25424.

 10.5    Noncompetition and Severance Agreement dated November 9, 1993, between the Company and Mack I. Whittle, Jr.:
         Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended
         September 30, 1993, Commission File No. 0-15083.

 10.6    Noncompetition and Severance Agreement dated November 9, 1993, between the Company and William S. Hummers III:
         Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended
         September 30, 1993, Commission File No. 0-15083.

 10.7    Noncompetition and Severance Agreement dated November 9, 1993, between the Company and James W. Terry, Jr.:
         Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended
         September 30, 1993, Commission File No. 0-15083.

 10.8    Short-Term Performance Plan: Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form
         10-Q for the quarter ended September 30, 1993, Commission File No. 0-15083.

 10.9    Long-Term Management Performance Plan. Incorporated by reference to Exhibit 10.11 of the Company's Form 10-K for the
         year ended December 31, 1994.

 10.10   Employee Stock Purchase Plan: Incorporated by reference to Exhibit 99.1 from the Company's Registration Statement on
         Form S-8, Commission File No. 33-79668.

 10.11   Directors Stock Option Plan: Incorporated by reference to Exhibit 99.1 from the Company's Registration Statement on
         Form S-8, Commission File No. 33-82668.

 10.12   Capital Maintenance Commitment and Guaranty between the Company, Carolina First Bank and the Federal Deposit
         Insurance Corporation. Incorporated by reference to Exhibit 10.16 of The Company's Annual Report on Form 10-K for
         the year ended December 31, 1994, Commission File No. 0-15083.

 10.13   Reorganization Agreement dated as of November 14, 1994 between and among the Company, Carolina First Bank and MNB:
         Incorporated by reference to Exhibit 10.8 of The Company's Registration Statement on Form S-4, Commission File No.
         33-57389.


EXHIBIT
 10.14   Pooling and Servicing Agreement dated as of December 31, 1994 between Carolina First Bank, as Seller and Master
         Servicer, and The Chase Manhattan Bank, as Trustee. Incorporated by reference to Exhibit 28.1 of The Company's
         Current Report on Form 8-K dated as of January 24, 1995.

 10.15   1994-A Supplement dated as of December 31, 1994 between Carolina First Bank, as Seller and Master Servicer, and The
         Chase Manhattan Bank, as Trustee. Incorporated by reference to Exhibit 28.2 of the Company's Current Report on Form
         8-K dated as of January 24, 1995.

 10.16   Servicing Rights Purchase Agreement between Bank of America, F.S.B. and Carolina First Bank dated as of March 31,
         1995: Incorporated by reference to Exhibit 10.17 of Amendment No.1 to the Company's Annual Report on Form 10-K for
         the year ended December 31, 1994.

 11.1    Computation of Per Share Earnings.*

 12.1    Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends.*

 21.1    Subsidiaries of the Registrant: Carolina First Bank and Carolina First Mortgage Company.

 23.1    Consent of Wyche, Burgess, Freeman & Parham, P.A.: Contained in Exhibit 5.1.*

 23.2    Consent of Elliott Davis & Co: Contained in Part II at II-5.

 24.1    The Power of Attorney: Contained on the signature page of the initial filing of this Registration Statement.

 25.1    Statement of Eligibility of Trustee on Form T-1. (Commission File No. 22-26668). This Form T-1 is being filed via
         EDGAR with this Amendment No. 1. This Form T-1 was filed in hard copy only with the initial filing of this
         Registration Statement as Exhibit 25.1.

 27.1    Financial Data Schedules.*




* Previously Filed

ITEM 22: UNDERTAKINGS
     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
     (b) The undersigned Registrant hereby undertakes that:
          (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
          (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
                                      II-3

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenville, State of South Carolina, on May 4, 1995.

                                         CAROLINA FIRST CORPORATION
                                         By: /s/    WILLIAM S. HUMMERS III
                                                  WILLIAM S. HUMMERS III,
                                                 EXECUTIVE VICE PRESIDENT
                               POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mack I. Whittle, Jr. and William S. Hummers III, and each of them, as true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and as of the dates indicated:

                      SIGNATURE                                              TITLE                              DATE
        /s/           WILLIAM R. TIMMONS, JR.*          Chairman of the Board                              May 4, 1995
               WILLIAM R. TIMMONS, JR.
        /s/             MACK I. WHITTLE, JR.*           President, Chief Executive Officer and Director    May 4, 1995
                 MACK I. WHITTLE, JR.                     (Principal Executive Officer)
         /s/           WILLIAM S. HUMMERS III           Executive Vice President, Director (Principal      May 4, 1995
                WILLIAM S. HUMMERS III                    Accounting and Financial Officer)
          /s/                  JUDD B. FARR*            Director                                           May 4, 1995
                     JUDD B. FARR
        /s/            C. CLAYMON GRIMES, JR.*          Director                                           May 4, 1995
                C. CLAYMON GRIMES, JR.
          /s/               M. DEXTER HAGY*             Director                                           May 4, 1995
                    M. DEXTER HAGY
        /s/             ROBERT E. HAMBY, JR.*           Director                                           May 4, 1995
                 ROBERT E. HAMBY, JR.
         /s/               R. GLENN HILLIARD*           Director                                           May 4, 1995
                  R. GLENN HILLIARD
         /s/              RICHARD E. INGRAM*            Director                                           May 4, 1995
                  RICHARD E. INGRAM
         /s/             CHARLES B. SCHOOLER*           Director                                           May 4, 1995
                 CHARLES B. SCHOOLER
         /s/              ELIZABETH P. STALL*           Director                                           May 4, 1995
                  ELIZABETH P. STALL
        /s/           WILLIAM M. WEBSTER III*           Director                                           May 4, 1995
                WILLIAM M. WEBSTER III
*By WILLIAM S. HUMMERS III
           ATTORNEY-IN-FACT

              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     We consent to the reference to our firm under the caption "Experts" and to the use of our reports dated February 3, 1995 and April 24, 1995 in Amendment No. 1 to the Registration Statement (Form S-3) and related Prospectus of CAROLINA FIRST CORPORATION for the registration of $26,450,000 principal amount of Subordinated Notes.

                                         ELLIOTT, DAVIS & COMPANY, L.L.P.

Greenville, South Carolina
May 3, 1995

                               INDEX TO EXHIBITS

EXHIBIT NO.                                                      DESCRIPTION                                             SEQUENTIAL
                                                                                                                          PAGE NO.
    1.1     --       Form of Underwriting Agreement.*
    3.1     --       Articles of Incorporation, as amended. Incorporated by reference to Exhibit 3.1 of the Company's
                     Registration Statement on Form S-4, Commission File No. 33-57389.
    3.2     --       Bylaws: Incorporated by reference to Exhibit 4.2 of the Company's Quarterly Report on Form 10-Q for
                     the quarter ended September 30, 1993, Commission File No. 0-15083.
    4.1     --       Specimen CFC Common Stock certificate: Incorporated by reference to Exhibit 4.1 of the Company's
                     Registration Statement on Form S-1, Commission File No. 33-7470.
    4.2     --       Specimen Noncumulative Convertible Preferred Stock Series 1993 certificate: Incorporated by reference to Exhibit 4.3 from the Company's Registration Statement on Form S-2, Commission File No.
                     33-57110.
    4.3     --       Specimen Convertible Preferred Stock Series 1993B certificate: Incorporated by reference to Exhibit
                     4.3 from the Company's Registration Statement on Form S-2, Commission File No. 33-75458.
    4.4     --       Specimen Noncumulative Convertible Preferred Stock Series 1994 certificate: Incorporated by reference to Exhibit 4.12 from the Company's Registration Statement on Form S-2, Commission File No.
                     33-75458.
    4.5     --       Articles of Incorporation: Included as Exhibit 3.1.
    4.6     --       Bylaws: Included as Exhibit 3.2.
    4.7     --       Series 1993 Preferred Stock Dividend Reinvestment Plan: Incorporated by reference to the Prospectus in the Company's Registration Statement on Form S-3, Commission File No. 33-72868.
    4.8     --       Common Stock Dividend Reinvestment Plan: Incorporated by reference to the Prospectus in the
                     Company's Registration Statement on Form S-3, Commission File No. 33-73280.
    4.9     --       Series 1994 Preferred Stock Dividend Reinvestment Plan: Incorporated by reference to the Prospectus in the Company's Registration Statement on Form S-3, Commission File No. 33-79774.
    4.10    --       Shareholders' Rights Agreement: Incorporated by reference to Exhibit 2 of the Company's Current
                     Report on Form 8-K dated November 9, 1993, Commission File No. 0-15083.
    4.11    --       Form of Indenture between the Company and First American National Bank, as Trustee.*
    4.12    --       Form of Subordinated Note due 2005.*
    5.1     --       Opinion of Wyche, Burgess, Freeman & Parham, P.A. regarding the Notes.*
   10.1     --       Carolina First Restricted Stock Plan: Incorporated by reference to Exhibit 99.1 from the Company's
                     Registration Statement on Form S-8, Commission File No. 33-82670.
   10.2     --       Employee Stock Ownership Plan: Incorporated by reference to Exhibit 10.2 of the Company's Annual
                     Report on Form 10-K for the year ended December 31, 1991, Commission File No. 0-15083.
   10.3     --       Amended and Restated Stock Option Plan: Incorporated by reference to Exhibit 99.1 from the Company's
                     Registration Statement on Form S-8, Commission File No. 33-80822.
   10.4     --       Salary Reduction Plan: Incorporated by reference to Exhibit 28.1 of the Company's Registration
                     Statement on Form S-8, Commission File No. 33-25424.
   10.5     --       Noncompetition and Severance Agreement dated November 9, 1993, between the Company and Mack I.
                     Whittle, Jr.: Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form
                     10-Q for the quarter ended September 30, 1993, Commission File No. 0-15083.
   10.6     --       Noncompetition and Severance Agreement dated November 9, 1993, between the Company and William S.
                     Hummers III: Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form
                     10-Q for the quarter ended September 30, 1993, Commission File No. 0-15083.



EXHIBIT NO.                                                      DESCRIPTION                                             SEQUENTIAL
                                                                                                                          PAGE NO.
   10.7     --       Noncompetition and Severance Agreement dated November 9, 1993, between the Company and James W.
                     Terry, Jr.: Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q
                     for the quarter ended September 30, 1993, Commission File No. 0-15083.
   10.8     --       Short-Term Performance Plan: Incorporated by reference to Exhibit 10.3 of the Company's Quarterly
                     Report on Form 10-Q for the quarter ended September 30, 1993, Commission File No. 0-15083.
   10.9     --       Long-Term Management Performance Plan. Incorporated by reference to Exhibit 10.11 of the Company's
                     Form 10-K for the year ended December 31, 1994.
   10.10    --       Employee Stock Purchase Plan: Incorporated by reference to Exhibit 99.1 from the Company's
                     Registration Statement on Form S-8, Commission File No. 33-79668.
   10.11    --       Directors Stock Option Plan: Incorporated by reference to Exhibit 99.1 from the Company's
                     Registration Statement on Form S-8, Commission File No. 33-82668.
   10.12    --       Capital Maintenance Commitment and Guaranty between the Company, Carolina First Bank and the Federal
                     Deposit Insurance Corporation. Incorporated by reference to Exhibit 10.16 of The Company's Annual
                     Report on Form 10-K for the year ended December 31, 1994, Commission File No. 0-15083.
   10.13    --       Reorganization Agreement dated as of November 14, 1994 between and among the Company, Carolina First
                     Bank and MNB: Incorporated by reference to Exhibit 10.8 of The Company's Registration Statement on
                     Form S-4, Commission File No. 33-57389.
   10.14    --       Pooling and Servicing Agreement dated as of December 31, 1994 between Carolina First Bank, as Seller and Master Servicer, and The Chase Manhattan Bank, as Trustee. Incorporated by reference to Exhibit
                     28.1 of The Company's Current Report on Form 8-K dated as of January 24, 1995.
   10.15    --       1994-A Supplement dated as of December 31, 1994 between Carolina First Bank, as Seller and Master
                     Servicer, and The Chase Manhattan Bank, as Trustee. Incorporated by reference to Exhibit 28.2 of the
                     Company's Current Report on Form 8-K dated as of January 24, 1995.
   10.16    --       Servicing Rights Purchase Agreement between Bank of America, F.S.B. and Carolina First Bank dated as of March 31, 1995: Incorporated by reference to Exhibit 10.17 of Amendment No.1 to the Company's
                     Annual Report on Form 10-K for the year ended December 31, 1994.
   11.1     --       Computation of Per Share Earnings.*
   12.1     --       Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Stock
                     Dividends.*
   21.1     --       Subsidiaries of the Registrant: Carolina First Bank and Carolina First Mortgage Company.
   23.1     --       Consent of Wyche, Burgess, Freeman & Parham, P.A.: Contained in Exhibit 5.1.*
   23.2     --       Consent of Elliott Davis & Co: Contained in Part II at II-5.
   24.1     --       The Power of Attorney: Contained on the signature page of the initial filing of this Registration
                     Statement.
   25.1     --       Statement of Eligibility of Trustee on Form T-1. (Commission File No. 22-26668). This Form T-1 is
                     being filed via EDGAR with this Amendment No. 1. This Form T-1 was filed in hard copy only with the initial filing of this Registration Statement as Exhibit 25.1
   27.1     --       Financial Data Schedules.*



* Previously Filed